CENTER BANCORP, INC.
2455 Morris Avenue
Union. New Jersey 07083

January 28, 2010

VIA EDGAR AND OVERNIGHT COURIER

Christian Windsor, Esq.
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Center Bancorp, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended September 30, 2009
Commission File No. 000-11486

Dear Mr. Windsor:

This letter is submitted on behalf of Center Bancorp, Inc. (the “Registrant”) in connection with the comment letter telecopied by the Staff to the registrant on December 31, 2009.  The Staff’s comments have been retyped in italics below, and are followed by responses as authorized by the Registrant.  All page references are to the documents as filed by the Registrant with the Commission.

Form 10K for the Fiscal Year Ended December 31, 2008

Cover Page

1.
You indicate that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. However, securities listed on the NASDAQ Global Select Market are registered under Section 12(b) of the Securities Exchange Act of 1934 pursuant to the omnibus order for all NASDAQ-listed securities at the time of NASDAQ's conversion to a national securities exchange. Please revise-the cover pages of future Form 10-K-filings accordingly. See Release No. 34-54240 (July 31, 2006).

Response 1:  The Registrant will revise the cover page of its future Form 10-K filings to reflect that its Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934.

2.	Please also revise the cover pages of your reports filed under the Securities Exchange Act of 1934, including your next Form 10-K, to indicate that your Commission file number is 000-11486.

Response 2: The Registrant will revise the cover page of its reports filed under the Securities Exchange Act of 1934, including its next Form 10-K, to indicate that the file number that you reference.

Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Share Repurchase Program. page 19

3.
Item 5(c) of Form. 10-K requires that information regarding any share repurchases be shown on a monthly basis in the chart required by Item 703 of Regulation S-K. While we note that no repurchases were made during the fourth quarter of 2008, we note that repurchases were made during the fourth quarter of 2007, and that disclosures were not made on a monthly basis in your Form 10-K for the fiscal year ended December 31, 2007. Please confirm that you will provide information regarding share repurchases on a monthly basis in future Form 10-K filings.

Response 3:  The Registrant confirms that monthly repurchase information will be included in its future Form 10-K filings

Stock Compensation Plan Information, page 20

4.
In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Response 4: The Registrant confirms that in future 10-K filings, it will provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K.

Item 9A. Controls and Procedures, page 54

5.
Confirm that there were no changes to your internal control over financial reporting that occurred during the quarter covered by the report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will utilize the language required by item 308(e) of Regulation S-K in future filings.

Response 5: The Registrant confirms that there were no changes to its internal control over financial reporting that occurred during the fourth quarter of the fiscal year ended December 31, 2008 that materially affected, or were reasonably likely to materially affect, the Registrant’s internal control over financial reporting. The Registrant also confirms that it will utilize the language required by item 308(e) of Regulation S-K in future filings.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A Compensation Discussion and Analysis, page 8

6.
Please tell us why you have not disclosed the performance goals utilized in establishing potential and actual payments to your named executive officers for the 2008 fiscal year under the Achievement Incentive Plan. Also, please revise future filings to disclose how actual performance compared to the performance targets set by the committee resulted in the compensation awarded to the named executive officers during the relevant period.

Response 6: Under the Achievement Incentive Plan, performance goals at both the bank-wide level and the individual performance level are impacted by subjective factors and by substantial discretion within the Compensation Committee.  Thus, for example, while the bank-wide portion of the performance goals are tied to Union Center National Bank’s strategic plan and budget, after year-end, the Compensation Committee examines not only whether the Bank has reached targeted budget goals but also how the Bank reached the levels that it actually reached.  If, in fact, the Bank reaches a budget goal but does so in a manner that is not consistent with certain specific objectives reflected in the strategic plan, bonus amounts payable with respect to bank-wide performance may be reduced or eliminated.  In 2008, the amount of incentive available was reduced due to the earnings performance which did not meet plan. With respect to individual performance, other than with respect to the Registrant’s loan officers, whose incentive was tied to their respective loan portfolios, the performance goals are largely subjective.  Thus, for example, the goals for the Registrant’s Chief Financial Officer (who joined the Register in 2008) in 2008 were based on (i) his integration as the new CFO, (ii) reducing interest rate risk , (iii) satisfactory SOX and internal audit reviews and (iv) satisfactory regulatory examinations and compliance.  The other named officers had similar objectives such as system performance, and outsourcing projects in data processing, and branch and sales performance, deposit growth, and branch performance for branch administration.

While the Registrant was of the view that the performance objectives were too subjective to provide meaningful disclosures, the Registrant confirms that in future filings it will describe the subjective elements and thus disclose how actual performance compared to the performance targets set by the Compensation Committee resulted in the AIP award.

Grant of Plan-Based Awards, page 18

7.	Please tell us why the awards made under the Achievement Incentive Plan are not discussed in this section and why the table required by Item 402(d) of Regulation S-K is not provided.

Response 7: All of the awards to the named executive officers under the Achievement Incentive Plan were disclosed as bonuses on the Summary Compensation Table and quantified in that table.  In future filings, the Registrant will disclose these awards under “Grant of Plan Based Awards” and the Registrant will provide the table required by Item 402(d) of Regulation S-K.

Signatures

8.	Please confirm that the Form 10-K was signed by your principal accounting officer or controller. So indicate in future filings. See General Instruction D(2)(a) of Form 10-K.

Response 8:  The Registrant confirms that Mr. Abrahamian was its principal accounting officer at the time that its 2008 Annual Report on Form 10-K was filed and that, accordingly, the 2008 Annual Report on Form 10-K was, in fact, signed by the Registrant’s principal accounting officer. The Registrant confirms that its future files will indicate that its principal accounting officer or controller signed the reports.

Form 10-Q for the Quarterly Period Ended September 30, 2009.

Notes to Consolidated Financial Statements

Note 5 - Investment Securities,  page 15.

9.
We note that a significant amount of your unrealized losses on investment securities at September 30, 2009 are attributable to corporate debt securities which include both individual and pooled trust preferred securities. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements of ASC 320-10-50-1A and ASC 320-10-5-1B and Item 303 of Regulation S-K. Accordingly, you should segregate your mortgage backed securities (e.g., by business sector, vintage, geographic concentration, credit quality, economic characteristics) and your corporate debt obligations into further detail (e.g., by single issuer vs. pooled trust preferred securities) based on the nature and risks of the securities. For each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with, and disclose in future filings, the following information as of the most recent period end (in tabular format):

•	deal name,

•	single issuer or pooled;

•	class/tranche;

•	book value;

•	fair value;

•	unrealized gain/loss;

•	lowest credit rating assigned;

•	number of banks currently performing;

•	actual deferrals and defaults as a percentage of original collateral;

•	expected deferrals and defaults as a percentage of remaining performing collateral;

•	excess subordination as a percentage of remaining performing collateral; and

•	disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies.

Response 9: The Registrant has provided the requested information, as of September 30, 2009, in attachment A to this letter.

10.
In addition to the previous comment, please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2008 and at each respective interim reporting period during fiscal 2009.  Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment. We refer you to FASB ASC 320-10-50-6.

Response 10:

December 31, 2008 (please see attachment B for all supporting documentation):

Due to the extraordinary events that occurred since September 30, 2008, the Registrant applied Level 3 procedures where it was relevant and prudent to use this alternative pricing and not fully rely on the market pricing from normal sources. This was consistent with the prior quarter’s review, as pricing did not properly reflect the value of the securities, but rather represented irrational pricing in a continued weak and faltering market. As a result, the market valuations of certain bonds and groups of bonds were adjusted accordingly in the December 31, 2008 mark-to-market positions. The Registrant identified 14 single issue trust preferred securities, 2 pooled trust preferred securities, one PreTSL bond, 3 variable rate collateralized mortgage obligations and the Lehman bond which were included in Level 3 pricing. Management had ongoing dialogues with the trustees, Cohen and Company, on the pooled TRUPS.

The methodology was consistent with recent publications on fair value and guidance from the regulatory and accounting authorities as to how to deal with the pricing issues as of December 31, 2008. In general, for the quarter and year ended December 31, 2008, the Registrant primarily relied upon guidance in FASB ASC 320-10-35 (previously FSP FAS 115-1 and 124-1), FASB ASC 820-10-35 (previously FASP FAS 157-3) and FASB ASC 325-40 (previously EITF 99-20). The analysis took into consideration the following facts and circumstances:

•	Credit quality of the security
•	Current cash flows and certainty of future cash flows
•	Historic cash flows
•	Payment assumptions
•	Any current default activity

For each individual and pooled trust preferred security identified at September 30, 2009 with at least one rating below investment grade, all of these securities at December 31, 2008 were of investment grade, no immediate downgrades were on the horizon, all payments due had been made in a timely manner, and the Registrant’s analysis reflected that all deals had the capacity to continue to make scheduled payments, provide cash flow and withstand some measure of shock to credit defaults and still reflect the ability to provide cash flow in the analysis. None of these securities were deemed to have an impairment that is other than temporary at December 31, 2008.

Of all securities identified at December 31, 2008 as Level 3 securities, the overview results indicated that these securities were investment grade, no immediate downgrades were on the horizon, all payments due had been made in a timely manner, and the Registrant’s analyses reflected that all deals had the capacity to continue to make scheduled payments, provide cash flow and withstand some measure of shock to credit defaults and still reflect the ability to provide cash flow in the analysis. In the case of the PreTSL pool, there was a temporary interruption of conventional cash flow at December 31, 2008.

The analysis considered the structure of the individual deals, the Registrant’s position in the specific deals, current activity related to delinquencies, and credit defaults or deferrals that could affect future values. The results of these tests were interpolated back to pricing levels, which were used to value the TRUPS for the current period.

For the single issue TRUPS, the Registrant reviewed Moody’s, S&P, and Fitch ratings and outlooks. The Registrant’s December 31, 2008 pricing on that particular portfolio was mixed, with some issuers performing better than others, reflective of the volatility still prevalent in the market and credit concerns. Most issues reflected a valuation above $0.59 cents on the dollar value initially. Those that were at that level were revalued using the alternative pricing. The Registrant used a 20% default rate and 100% severity to arrive at an $0.80 cents on the dollar base-case valuation. At December 31, 2008, there had been a marked improvement in the valuation of the single issuer TRUPS from September 30, 2008.

For the pooled TRUPS and PreTSL holding from First Tennessee, the Registrant reviewed Moody’s, S&P and Fitch ratings and outlooks. The Registrant applied the same default and severity rates to the ALESCO pools and there was a separate analysis on the PRETSL holding. The underlying firms were relatively stable and, with the exception of the PreTSL, the Registrant’s tranches are currently paying. However, there were some defaults and deferrals on a few of the firms in the tranches. For the ALESCO’s, as there has been no interruption in cash flows, the Registrant used no default rate, no prepayments and a 8% discount rate to arrive at a Level 3 fair value of $64.48 for the ALESCO 6A and a fair value of $61.31 for the ALESCO 7A. For the PreTSL, the Registrant used a constant default rate (CDR) of 75 basis points applied annually, and 15% recoveries with 2 year lag with a 8% discount rate. Prepayments were 2% annually with 100% at maturity. This produced a fair value of $65.02.

For the variable rate collateralized mortgage obligations (First Horizon Alternative Mortgage Security), a CDR of 16.51% was calculated by applying a 100% severity rating to the collateral percentages listing in bankrupt, in foreclosure or as other real estate owned. When applying these assumptions to the SYT (Super Yield Table) with a discount rate of 6.25%, a fair value of $88.41 was derived.

As stated earlier, all individual and pooled trust preferred securities (TRUPS) and the variable rate collateralized mortgage obligations were performing and cash flowing, with the exception of the temporary interruption of cash flow from the PreTSL pool, as per their individual contractual arrangements. The unrealized loss on these securities was related to general market conditions and the resultant lack of liquidity in the market. The single issue securities are from large money center banks. The pooled TRUPS consist of securities issued by financial institutions; we hold the mezzanine tranche of such securities.

For all other securities, management reviewed expected cash flows and credit support and determined that it was probable that all principal and interest would be repaid. Since there were no material downgrades or credit defaults which have caused any interruption of cash flows or longer-term value, the Registrant has concluded that the current portfolio value decline still remains temporary. The ALESCO deals have suffered credit deferrals and/or defaults within the respective deals as a result of the Indy Mac failure. Current analysis continues to reflect that the securities are structured to support continued credit defaults and/or deferrals without risking any further downgrades or interruption of cash flows. On that basis, we continued to uphold the temporary impairment. All analysis supported a Level 3 price valuation but no other-than-temporary impairment mark.

Lehman Brothers Holdings, Inc. - $2MM par, recognized impairment charges of $1.3 million. The Registrant’s holding of Lehman Brothers Holding, Inc. securities was subject to an impairment charge due to the bankruptcy declared in September 2008. The Registrant continued to follow the media releases related to the liquidation of the firm and any market quotes available on the debt securities that the Registrant owned. The securities themselves fell into the senior debt category. Management believed that the Registrant will achieve a superior value for the bonds from the bankruptcy proceedings rather than trying to sell into an illiquid market. The Registrant monitors the markets and observed very inconsistent and volatile pricing. The Registrant utilized the pricing that was supplied on a true liquidation value that was available at the time the Registrant made an additional writedown. Since that time, the Registrant filed its claims in the bankruptcy proceeding and received notification that Lehman would be afforded a longer time for liquidation than originally announced in order to maximize value returns on the sold assets. The Registrant’s writedown was based on a valuation of $0.35 cents on the dollar for the period ended December 31, 2008. The Registrant believed that it would be able to gain better information after it filed its claims allowing the Registrant further shareholder information related to the bankruptcy proceedings.

March 31, 2009: (please see attachment C for all supporting documentation):

The Registrant applied Level 3 procedures where it was relevant and prudent to use this alternative pricing and not fully rely on the market pricing from normal sources. This was consistent with the prior quarter’s review, as pricing did not properly reflect the value of the securities, but rather represented irrational pricing in a continued weak and faltering market. As a result, the market valuations of certain bonds and groups of bonds were adjusted accordingly in the March 31, 2009 mark-to-market positions. The Registrant identified 19 single issue trust preferred securities, 2 pooled trust preferred securities, one PreTSL bond, one private issue corporate bond and the Lehman bond which were included in Level 3 pricing. Management had ongoing dialogues with Cohen and Company on the pooled TRUPS.

The methodology was consistent with recent publications on fair value and guidance from the regulatory and accounting authorities as to how to deal with the pricing issues as of March 31, 2009. For the quarter ended March 31, 2009, the Registrant primarily relied upon guidance in FASB ASC 320-10-35 (previously FSP FAS 115-1 and 124-1), FASB ASC 820-10-35 (previously FASP FAS 157-3) and FASB ASC 325-40 (previously EITF 99-20-1). The analysis took into consideration the following facts and circumstances:

•	Credit quality of the security
•	Current cash flows and certainty of future cash flows
•	Historic cash flows
•	Payment assumptions
•	Any current default activity

For each individual and pooled trust preferred security identified at September 30, 2009 with at least one rating below investment grade, all of these securities at March 31, 2009 were of investment grade by at least one rating agency, no immediate downgrades were on the horizon, all payments due had been made in a timely manner, and the Registrant’s analysis reflected that all deals had the capacity to continue to make scheduled payments, provide cash flow and withstand some measure of shock to credit defaults and still reflect the ability to provide cash flow in the analysis. None of these securities were deemed to have an impairment that is other than temporary at March 31, 2009.

Of all securities identified at March 31, 2009 as Level 3 securities, the overview results indicated that these securities were investment grade by at least one rating agency, no immediate downgrades were on the horizon, all payments due had been made on a timely manner, and the Registrant’s analyses reflected that all deals had the capacity to continue to make scheduled payments, provide cash flow and withstand some measure of shock to credit defaults and still reflect the ability to provide cash flow in the analysis. In the case of the PreTSL pool, there was a temporary interruption of conventional cash flow at March 31, 2009, for two payments to date. The cash flows to the tranche that the Registrant owned were deferred at present. The projected cash flows reflected when the cash flow would commence and the overall value of the discounted cash flows.

The analysis considered the structure of the individual deals, the Registrant’s position in the specific deals, current activity related to delinquencies, and credit defaults or deferrals that could affect future values. The results of these tests were interpolated back to pricing levels, which were used to value the TRUPS for the current period

For the single issue TRUPS, the Registrant reviewed Moody’s, S&P and Fitch ratings and outlooks. The Registrant’s March 31, 2009 pricing on that particular portfolio was mixed, with some issuers performing better than others, reflective of the volatility still prevalent in the market and credit concerns. Certain single issue trust preferreds priced above $0.70 cents on the dollar, reflecting an improvement in the market values, were not classified as Level 3. Those cited for Level 3 were revalued using the alternative pricing methodology that was used at December 31, 2008. The Registrant applied a 20% default rate and 100% severity to come up with a $0.80 cents on the dollar base-case valuation.

For the pooled TRUPS and the PreTSL holding from First Tennessee, the Registrant reviewed Moody’s, S&P and Fitch ratings and outlooks. The Registrant applied the same default and severity rates to the ALESCO pools and there was a separate analysis on the PreTSL holding. The underlying firms were relatively stable and, with the exception of the PreTSL, the Registrant’s tranches were currently paying. However, there were some defaults and deferrals on a few of the firms in the tranches. For the ALESCO’s, as there has been no interruption in cash flows, the Registrant used no default rate, no prepayments and a 8% discount rate to arrive at a Level 3 fair value of $69.66 for the ALESCO 6A and a fair value of $67.05  for the ALESCO 7A. For the PreTSL, the Registrant used a constant default rate (CDR) of 75 basis points applied annually, 15% recoveries with 2 year lag and with an 8% discount rate. Prepayments were 2% annually with 100% at maturity. This produced a fair value of $61.19.

As stated earlier, all individual and pooled trust preferred securities (TRUPS) were performing and cash flowing, with the exception of the temporary interruptions of cash flow from the PreTSL pool, as per their individual contractual arrangements. The unrealized loss on these securities is related to general market conditions and the resultant lack of liquidity in the market. The single issue securities are from large money center banks. The pooled TRUPS consist of securities issued by financial institutions and the Registrant holds the mezzanine tranche of such securities.

For all other securities, management reviewed expected cash flows and credit support and determined that it was probable that all principal and interest would be repaid. Since no material downgrades or credit defaults, which have caused any interruption of cash flows or longer-term value, the Registrant has concluded that the current portfolio value decline still remains temporary. The ALESCO deals have suffered credit deferrals and/or defaults within the respective deals as a result of the Indy Mac failure. Current analysis continues to reflect that the securities are structured to support continued credit defaults and/or deferrals without risking any further downgrades or interruption of cash flows. On that basis, we continued to uphold the temporary impairment. We believe that the bailout plan will help strengthen the deals. All analysis supported a Level 3 price valuation but no other-than-temporary impairment mark.

Lehman Brothers Holdings, Inc. - $2MM par, recognized impairment charges of $1.440 million; During the third quarter of 2008, the Registrant recorded a $1.2 million other than temporary impairment charge on a Lehman Brothers corporate bond as a result of Lehman Brothers’ September 2008 bankruptcy filing. The Registrant deemed it prudent to mark the security down to what the Registrant believed it would receive from the bankruptcy proceedings as opposed to an attempted sale into an illiquid market. During the fourth quarter of 2008, the Registrant took an additional impairment charge of $100,000 on the same bond. The Registrant filed its claims in connection with the Lehman bankruptcy and determined that Lehman would be afforded a longer time for liquidation than originally announced in order to maximize value returns on the sold assets. Management determined to monitor the liquidation process, re-test values during that period and adjust carrying value accordingly if it should see any change in the current information.

Management believed that in light of the longer period afforded to Lehman, quoted market pricing from Reuters for Lehman improved $0.0375 on the dollar from December 31, 2008 to March 31, 2009. The Registrant’s write down for the first quarter of 2009 of $140,000 was made on the basis of a valuation of $0.28 on the dollar for the period ended March 31, 2009. The Registrant continued to follow the bankruptcy proceedings in determining any change in value. This represented the higher end of the pricing range adjusted for the deep discounts that were being attached to the bids in the marketplace.

Since the Registrant continued to monitor a fluid situation subject to continual changes, management advised the Board that it will be necessary to continue to monitor the liquidation, re-test values during that period and adjust the carrying value accordingly if the Registrant sees any change in the information or determines that there would be a material adjustment to what the Registrant had already written the bond value down at March 31, 2009.

June 30, 2009: (please see attachment D for all supporting documentation):

The Registrant applied Level 3 procedures where it was relevant and prudent to use this alternative pricing and not fully rely on the market pricing from normal sources. This was consistent with the prior quarter’s review, as pricing did not properly reflect the value of the securities, but rather represented irrational pricing in a continued weak and faltering market. As a result, the market valuations of certain bonds and groups of bonds were adjusted accordingly in the June 30, 2009 mark-to-market positions. The Registrant identified 9 single issue trust preferred securities, 2 pooled trust preferred securities, one PreTSL bond, 3 variable rate collateralized mortgage obligations, one private issue corporate bond and the Lehman bond which were included in Level 3 pricing. Management had ongoing dialogues with Cohen and Company on the pooled TRUPS.

The methodology was consistent with recent standards on fair value and guidance from the regulatory and accounting authorities as to how to deal with the pricing issues as of June 30, 2009. Changes in the Registrant’s methodology occurred for the quarter ended June 30, 2009 as new accounting guidance was release in April of 2009 with mandatory adoption required in the second quarter. For the quarter ended June 30, 2009, the Registrant relied upon the guidance in FASB ASC 320-10-65 (previously FSP FAS 115-2 and 124-2), FASB ASC 820-10-65 (previously FSP FAS 157-4) and FASB ASC 310-10-35 (previously FAS 114). The analysis took into consideration the following facts and circumstances:

•	Credit quality of the security
•	Current cash flows and certainty of future cash flows
•	Historic cash flows
•	Payment assumptions
•	Any current default activity

For each individual and pooled trust preferred security identified at September 30, 2009 with at least one rating below investment grade, with the exception of the ALESCO pools, all of these other securities at June 30, 2009 were of investment grade by at least one rating agency, no immediate downgrades were on the horizon, all payments due had been made in a timely manner, and the Registrant’s analysis reflected that all deals had the capacity to continue to make scheduled payments, provide cash flow and withstand some measure of shock to credit defaults and still reflect the ability to provide cash flow in the analysis. None of these securities were deemed to have an impairment that is other than temporary as of June 30, 2009 (see attachment D for the OTTI supporting documentation on the ALESCO deals).

Of all securities identified at March 31, 2009 as Level 3 securities, the overview results indicated that these securities, with the exception of the ALESCO pools, which were downgraded to Ca by Moodys, were investment grade, no immediate downgrades were on the horizon, all payments due had been made on a timely manner, and the Registrant’s analyses reflected that all deals had the capacity to continue to make scheduled payments, provide cash flow and withstand some measure of shock to credit defaults and still reflect the ability to provide cash flow in the analysis. In the case of the PreTSL pool, there was a temporary interruption of conventional cash flow at March 31, 2009, for three payments to date. The cash flows to the tranche that the Registrant owned were deferred at that time. Additionally, the ALESCO 6A pool incurred a temporary interruption of cash flow in the analysis, as its June payment to the tranche that the Registrant owned was deferred. An increase in non-performing assets from March 31, 2009 to June 30, 2009 triggered the deferral. The projected cash flows reflected when the cash flow would commence and the overall value of the discounted cash flows.

The analysis considered the structure of the individual deals, the Registrant’s position in the specific deals, and current activity related to delinquencies, credit defaults or deferrals that could affect future values. The results of these tests were interpolated back to pricing levels, which were used to value the TRUPS for the current period.

For the single issue TRUPS, the Registrant reviewed Moody’s, S&P and Fitch ratings and outlooks. The Registrant’s June 30, 2009 pricing on that particular portfolio performed better than the prior quarter, reflective of the volatility still prevalent in the market and credit concerns. There was an improvement in most of the single issue trust preferred’s priced above the $0.70 cents on the dollar valuation. These issues were not classified as Level 3. Those cited for Level 3 were revalued using the alternative pricing methodology that was used at December 31, 2008. The Registrant applied a 20% default rate and 100% severity to arrive at a $0.80 cents on the dollar base-case valuation.

For the pooled TRUPS and PreTSL holding from First Tennessee, the Registrant reviewed Moody’s, S&P and Fitch ratings and outlooks. The Registrant applied the same default and severity rates to the ALESCO pools and there was a separate analysis on the PRETSL holding. The underlying firms were relatively stable and, with the exception of the PreTSL, the Registrant’s tranches were currently paying. However, there were some defaults and deferrals on a few of the firms in the tranches. For the ALESCO 6A, the Registrant used a 1% default rate, 15% recovery on deferrals and defaults, no prepayments and the current coupon as the discount rate to determine that no other-than-temporary impairment charge was necessary. For fair value pricing, the Registrant used an 8% discount rate to arrive at a Level 3 fair value of $71.44. For the ALESCO 7A, the Registrant used a 0.75% default rate, 15% recovery on deferrals and defaults, no prepayments and the current coupon as the discount rate to determine that no other-than-temporary impairment charge was necessary. For fair value pricing, the Registrant used an 8% discount rate to arrive at a Level 3 fair value of $73.06. For the PreTSL, the Registrant used a constant default rate (CDR) of 75 basis points applied annually, 15% recoveries with 2 year lag. Prepayments were 0% annually, 100% at maturity and the Registrant used the current coupon as the discount rate to determine that no other-than-temporary impairment charge was necessary. For fair value pricing, the Registrant used a 6.75% discount rate to arrive at a Level 3 fair value of $41.15.

For the variable rate collateralized mortgage obligations (First Horizon Alternative Mortgage Security), a CDR of 27.43% was calculated by applying a 100% severity rating to the collateral percentages listing in bankrupt, in foreclosure or as other real estate owned. When applying these assumptions to the SYT (Super Yield Table) with a discount rate of 6.25%, a fair value of $82.90 was derived.

As stated earlier, all individual and pooled trust preferred securities (TRUPS) were performing and cash flowing, with the exception of the temporary interruptions of cash flow from the PreTSL pool, in accordance with their individual contractual arrangements. The unrealized loss on these securities was related to general market conditions and the resultant lack of liquidity in the market. The single issue securities were from large money center banks. The pooled TRUPS consisted of securities issued by financial institutions; the Registrant holds the mezzanine tranche of these securities.

For all other securities, management reviewed expected cash flows and credit support and determined that it was probable that all principal and interest would be repaid. Since there were no material downgrades or credit defaults which caused any interruption of cash flows or longer-term value, the Registration concluded that the current portfolio value decline still remained temporary. The ALESCO deals suffered credit deferrals and/or defaults within the respective deals as a result of the Indy Mac failure. Current analysis continued to reflect that the securities were structured to support continued credit defaults and/or deferrals without risking any further downgrades or interruption of cash flows. On that basis, the registrant continued to uphold the temporary impairment. The Registrant believed that the bailout plan would help strengthen the registrant’s deals. Management’s analysis supported a Level 3 price valuation but no other-than-temporary impairment mark.

Lehman Brothers Holdings, Inc. - $2MM par, recognized impairment charges of $1.440 million. During the third quarter of 2008, the Registrant recorded a $1.2 million other than temporary impairment charge on a Lehman Brothers corporate bond as a result of Lehman Brothers’ September 2009 bankruptcy filing. The Registrant deemed it prudent to mark the security down to what the Corporation believed it would receive from the bankruptcy proceedings as opposed to an attempted sale into an illiquid market. During the fourth quarter of 2008, the Registrant took an additional impairment charge of $100,000 on the same bond. The Registrant had filed its claims in connection with the Lehman bankruptcy and received notification that Lehman would be afforded a longer time for liquidation than originally announced in order to maximize value returns on the sold assets. Management had determined to continue to monitor the liquidation process, re-test values during that period and adjust the carrying value accordingly if it should see any change in the current information.

Management remained confident that the Registrant would net a superior value for the bonds from the bankruptcy proceedings rather than trying to sell into an illiquid market. The Registrant continued to monitor the markets and continued to receive very inconsistent and volatile pricing.

Management believed that in light of the longer period afforded to Lehman, quoted market pricing from Reuters for Lehman improved $0.0375 on the dollar from December 31, 2008 to March 31, 2009. The Registrant’s write down for the first quarter of 2009 of $140,000 was made on a valuation of $0.28 on the dollar for the period ended March 31, 2009. The Registrant continued to follow the bankruptcy proceedings in determining change in value. This represented the higher end of the pricing range, adjusted for the deep discounts that were being attached to the bids in the marketplace.

Since the Registrant continued to have a fluid situation that was subject to continual changes, management advised the Board that it would be prudent to continue to monitor the liquidation, re-test values during that period and adjust the carrying value accordingly if the Registrant saw any change in the current information or determined that there would be a material adjustment to what the Registrant had written the bond value down to at June 30, 2009.

September 30, 2009: (please see attachment E for all supporting documentation):

The Registrant applied Level 3 procedures where it was relevant and prudent to use this alternative pricing and not fully rely on the market pricing from normal sources. This was consistent with the prior quarter’s review, as pricing did not properly reflect the value of the securities, but rather represented irrational pricing in a continued weak and faltering market. As a result, the market valuations of certain bonds and groups of bonds were adjusted accordingly in the September 30, 2009 mark-to-market positions. During the third quarter 2009, there was a marked improvement in the pricing. In response, all single issue trust preferreds and private label collateralized mortgage obligations were transferred back to Level 2 pricing, all of which continue to cash flow as scheduled. The Registrant identified only the 2 pooled trust preferred securities and the one private issue corporate bond in Level 3 pricing. Management had ongoing dialogues with Cohen and Company on the pooled TRUPS.

The methodology was consistent with recent standards on fair value and guidance from the regulatory and accounting authorities as to how to deal with the pricing issues as of September 30, 2009. For the quarter ended September 30, 2009, the Corporation primarily relied upon the guidance in FASB ASC 820-10-65 (previously FAS 157-4), FASB ASC 320-10-65 (previously FAS 115-2 and FAS 124-2) and FASB ASC 310-10-35 (previously FAS 114). The analysis took into consideration the following facts and circumstances:

•	Credit quality of the security
•	Current cash flows and certainty of future cash flows
•	Historic cash flows
•	Payment assumptions
•	Any current default activity

For each individual and pooled trust preferred security identified at September 30, 2009 with at least one rating below investment grade, with the exception of the ALESCO pools, all of these other securities at September 30, 2009 were of investment grade by at least one rating agency, no immediate downgrades were on the horizon, all payments due had been made in a timely manner, and the Registrant’s analysis reflected that all deals had the capacity to continue to make scheduled payments, provide cash flow and withstand some measure of shock to credit defaults and still reflect the ability to provide cash flow in the analysis. With the exception of the ALESCO 6A pool, none of the other securities were deemed to have an impairment that is other than temporary as of September 30, 2009 (see attachment E for the OTTI supporting documentation on the ALESCO deals).

With the exception of the ALESCO 6A pooled trust preferred, all payments due had been made on a timely basis. The analysis reflected that the deals had the capacity to continue to make scheduled payments, provide cash flows and withstand some measure of shock to credit defaults and still reflect the ability to continue to provide cash flow. The ALESCO 6A pool incurred its second temporary interruption of cash flow, as both its June and September payments to the tranche owned by the Registrant were deferred. An increase in non-performing assets from March 31, 2009 to June 30, 2009 triggered the deferral, with further deterioration in total non-performing assets at September 30, 2009. Due to this deterioration in the financial status of the participating banks and the fact that the issue had now endured two deferred payments, management has determined that a credit loss most likely exists, which was supported by the cash flow analysis performed. The calculation bifurcated the credit component of impairment from the loss relating to all other factors, such as interest rates, lack of liquidity, etc. The discount rate used to accrete the beneficial interest was the current yield, as outlined in FAS 115-2. As a result, an other-than-temporary impairment charge of $1.4 million was taken on this bond, bringing the new cost basis down to $1.7 million from $3.1 million, which equated to a price of $54.59. For determining the fair value, the expected cash flows were discounted using 8%, which calculated a fair value price of $39.08. The difference between the new amortized coast basis and the fair value was charged to other comprehensive income (OCI). For this bond, we applied more distressed default and severity rates. Management used a 10% CDR for year 1, with 40 basis points thereafter and no prepayments.  In light of this, the ALESCO 7A bond was analyzed for potential impairment. The bond continues to cash flow as scheduled with no interruption or deferral of payments to date and, as such, an altered scenario of default rates was utilized. Management used 1% CDR for 4 years. Utilizing the current coupon as the discount rate, Management had determined that no other-than-temporary impairment existed at that time. Management will continue to monitor and evaluate any and all developments during the fourth quarter of 2009 and will make a determination at that time if an other-than-temporary impairment is necessary. For fair value pricing, the expected cash flows were discounted using 8%, which calculated a fair value price of $68.56.

The analysis considered the structure of the individual deals, the registrant’s position in the specific deals, and current activity related to delinquencies, credit defaults or deferrals that could affect future values. The results of these tests were interpolated back to pricing levels, which were used to value the TRUPS for the current period.

As for the Bank of Florida (BOFL) private issue corporate bond, shadow pricing was utilized to determine a fair value. Management reviewed a listing of all banks in the Southeast which had ratings and looked at those companies to see what similar debt was traded. Synovus had an issue maturing in 2013 which was being offered with more than a 1,000 basis points spread to the 3-year Treasury. That was used to price the BOFL bond using a 14% rate (taking into account subordinated debt and lack of liquidity), which provided a fair value of $81.61. As such, an $80 fair value price level was used. It should be noted that since BOFL was a private issue, this fair value price is not a live bid or a bid transaction.

For all other securities, management reviewed expected cash flows and credit support and determined that it was probable that all principal and interest would be repaid. Since management was not aware of any material downgrades or credit defaults, which had caused any interruption of cash flows or longer-term value, the Registrant concluded that the current portfolio value decline still remains temporary.

11.
Please provide us your calculation of the present value of cash flows expected to be collected from the corporate trust preferred securities held. Confirm that you use the same methodology for all of your preferred securities and identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with ASC 320-10-50 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

Response: We had used data provided by Cohen and Company. Primary considerations in our analysis include default rates, default timing, recovery rates as well as our purchase price and yield.

a.	Discount rate: tell us the discount rate used and how you determined it.

Response: As provided in the attached ALESCO cash flows at September 30, 2009, (see attachment E – ALESCO cash flows) the current spread/coupon was used for discounting in determining any other-than-temporary impairment charge (credit charge to earnings) while an 8% discount rate was utilized in determining the fair value pricing component (non-credit charge to OCI).  The discount rate used to determine the credit portion of the OTTI is equal to the current yield on the issuances as prescribed under EITF 99-20 (FASB ASC 325-40).  In all future filings, we will ensure that our disclosures are complete in regards to our collateral analyses along with the assumptions underlying the cash flow projections, discount rates and how they were determined.  The discount rate used to determine fair values are intended to reflect the uncertainty inherent in the projection of the issuance’s cash flows.  Therefore, we chose spreads that are comparable to spreads observed currently on the market for similar rated instruments and are intended to reflect general market discounts currently applied to structured credit products.

b.	Deferrals and defaults:

i.
Tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security;

Response: As per the attached cash flows (see attached E- ALESCO 6A & 7A cashflows) and the fact that the ALESCO 6A incurred its second deferral of interest payments, more distressed default and severity rate assumptions were utilized when modeling the cash flows. The Registrant utilized 10% CDR for year 1 with 40 basis points every year thereafter. For the ALESCO 7A pool, an altered scenario was utilized as the registrant was situated higher in the mezzanine tranche and this tranche continued to provide cash flow (no interruption). The Registrant utilized 1% CDR for 4 years. Cohen and Company provided scenarios for eight default assumptions for the ALESCO 6A and six default assumptions for the ALESCO 7A for the September 30, 2009 analysis.

ii.	Tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter;

Response: Please see Attachment F (“ALESCO 6 and 7 Defaults and Deferrals by Deal Paydate”)

iii.	Tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date;

Response:

ALESCO 6A:

$77,992,704.36 estimate of future defaults versus $10,500,000 actually experienced from September 23, 2009 to December 23, 2009.

ALESCO 7A:

$19,443,031.99 estimate of future defaults versus $12,500,000 actually experienced from September 23, 2009 to December 23, 2009.

iv.	Tell us how you treat deferrals (e.g., do you treat deferrals the same as defaults), and

Response: No distinction is made between a deferring issuer and a defaulted issuer. Both result in non-payment and removal from the trust; there is no curing of deferrals.

v.	Tell as about your recovery rate.

Response: Management utilized a 15% recovery rate, which occurs 24 months after the default date. Management believes that this was within reasonable limits.

c.	Prepayment rate:

i.	Based on the terms of your security, explain to us how prepayments can occur (e.g., call dates, auction dates, etc.);

Response: For both the ALESCO 6A and 7A, there is an optional redemption, or trigger, at the direction of equity holders and an auction call. Both require noteholders to be paid in full so neither mechanism is relevant because of the poor performance of the deals. If this trigger were to be effectuated, it would improve the value of the tranche and any OTTI would be zero since that is, by definition, the criterion required for the deal to liquidate before maturity.

ii.	Tell us the prepayment rate used as of September 30, 2009, June 30, 2009, March 30, 2009 and December 31, 2008;

Response: September 2009: 0% prepayments; June 2009: 0% prepayments; March 2009: 5% of the deal in December 2009 and 2% per annum thereafter; December 2008: 0% prepayments.

iii.
Tell us how you determined the rate, provide us the information on which you relied[ to determine] the rate and tell us why you believe it is appropriate and reasonable considering the information provided in a. above;

Response: A prepayment rate of 0% was used due to the difference between borrower coupon rates and available refinancing abilities of the borrowers in current environment.  These pooled TRUPS were issued at comparatively, tight spreads; as such, there is little incentive, if any , to prepay and certainly more incentive to exactly the opposite – defer payments.  We do not foresee prepayments as a variable having a large impact on the tranches we owned, given there junior positioning in the capital structure and the fact that prepayments – if they were to occur – would typically be very slow as is the nature of the TRUPS (as opposed to loans, which often prepay).

iv.	If your assumption changed from one period to the next, tell us why you changed it and detail the key information on which you relied to support your change;

Response: Management had changed its prepayment assumptions in March 2009 to 5% of the deal in December 2009 and 2% per annum thereafter. Prior to that, Management had been using and continues to currently use 0%, other than for the March period. When both ALESCO deals were originated and structured back in 2004 and 2005, this was the expected prepayments assumptions provided. Prepayments have not been prevalent in these pooled issues, as mentioned in iii. above, and 0% should have been utilized back in March.  As such, the March analysis picked up the original deal assumptions as noted.

v.
If you used 0% as your assumption at September 30, 2009, explain to us why you believe this is reasonable considering that FASB ASC 320-10 (i.e. FAS FSP 115-2) is an expected loss model and presumably there is some likelihood that some amounts will be prepaid before maturity; and

Response: A prepayment rate of 0% was used due to the difference between borrower coupon rates and available refinancing abilities of the borrowers in the current environment. Due to the bad macro environment today and gridlock in the capital markets, it has become increasing difficult for these types of institutions to refinance more cheaply today.

vi.
If you used 0% as your assumption at September 30, 2009, provide us with a sensitivity analysis of the amount of credit loss that would have been recorded at September 30, 2009 had you used other reasonable assumptions and provide supporting explanation for the change in credit loss or lack of change in credit loss (e.g. if prepayments increased and credit loss did not increase, explain why that makes sense).

Response: As mentioned above, the registrant believes that 0% prepayments make sense for the ALESCO pools and have not considered running these pools using any prepayments.

12.	Tell us and disclose in future filings the amount of the remaining investment in the Reserve Primary Fund.

Response 12: As of September 30, 2009, the remaining investment in the Reserve Primary Fund was $2,943,905. The Reserve Funds issued a press release on November 27, 2009 announcing that on November 25, 2009, the U.S. District Court issued an Order on an application made by the SEC concerning the distribution of the Primary Fund’s remaining assets. The order provides for a pro-rata distribution of the remaining funds and enjoins certain claims against the Primary Fund and other parties named as defendants in litigation involving the Primary Fund. The terms of the plan are set forth in the Order and Opinion dated November 25, 2009.

The SEC and the Independent Trustees estimate that if all remaining Primary Fund assets are distributed on a pro-rata basis to all shareholders, investors will recover approximately 99 cents per share. The terms of this are outlined in the Opinion. As such, an other-than-temporary impairment charge of $0.01 cents, or $364,280, was taken to earnings in November 2009. Accordingly, as of December 31, 2009, our remaining carrying value in the Reserve Primary Fund was $2,579,625. These steps will be described in future filings.

Management's Discussion and Analysis

13.
Over the past year you have seen a significant increase in larger CDs, largely driven by your participation in the CDARS program. In your next Form 10-K, revise your management's discussion and analysis to provide management's view of any material impacts on your operating strategy and liquidity risk from using larger certificates, particularly in the event you encounter financial difficulty.

Consider adding risk factor disclosure in your Form 10-K based upon your response.

Response 13: In the “Management’s Discussion and Analysis” section of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, the Registrant will provide management's view of any material impacts on the Registrant’s operating strategy and liquidity risk from using larger certificates, particularly in the event that the Registrant encounters financial difficulty. The Registrant will also consider whether a risk factor disclosure is appropriate.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its reports filed under the Securities Exchange Act of 1934;
•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any report filed by the Registrant under the Securities Exchange Act of 1934; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should the Staff have questions or comments regarding this letter, please feel free to contact our counsel, Peter H. Ehrenberg, at 973-597-2350.

Very truly yours,

CENTER BANCORP, INC.

By:	/s/ Anthony C. Weagley
Anthony C. Weagley
President and Chief Executive Officer

Michael Seaman, Esq.
Mr. William Schroeder
Mr. Marc Thomas
Peter H. Ehrenberg, Esq,
Mr. A. Richard Abrahamian

Attachment A

Individual and Pooled Trust Perferred Securities
With At Least One Rating Below Investment Grade
As of 9/30/09

Deal Name	Countrywide Capital IV	Countrywide Cap V	Countrywide Cap V	NPB Cap Trust II
Single issue or pooled	Single	Single	Single	Single
Class/Tranche	N/A	N/A	N/A	N/A
Book Value	$ 1,768,759.92	$ 2,746,699.10	$ 249,522.47	$ 897,950.00
Fair Value	$ 1,500,184.00	$ 2,319,900.00	$ 210,900.00	$ 771,339.05
Unrealized gain/loss	$ (268,575.92)	$ (426,799.10)	$ (38,622.47)	$ (126,610.95)
Lowest credit rating assigned	B	B	B	NR
Rating agency for lowest	*S&P*	*S&P*	*S&P*	*N/A*
# of banks currently performing	N/A	N/A	N/A	N/A
Actual deferrals/defaults as % of original collateral	N/A	N/A	N/A	N/A
Expected deferrals/defaults as % of remaining performing collateral	N/A	N/A	N/A	N/A
Excess subordination as a % of remaining performing collateral	N/A	N/A	N/A	N/A
How is excess subordination calculated and discuss what excess subordination % signifies	N/A	N/A	N/A	N/A

Attachment A

Individual and Pooled Trust Perfer
With At Least One Rating Below
As of 9/30/09

Deal Name	Citigroup Cap IX	Citigroup Cap IX	Citigroup Cap XI	IBC Cap Fin II	BFC Capital Trust
Single issue or pooled	Single	Single	Single	Single	Single
Class/Tranche	N/A	N/A	N/A	N/A	N/A
Book Value	$ 990,476.64	$ 1,901,143.61	$ 245,176.98	$ 666,975.00	$ 1,474,925.00
Fair Value	$ 706,400.00	$ 1,363,175.40	$ 180,000.00	$ 372,172.05	$ 1,526,724.37
Unrealized gain/loss	$ (284,076.64)	$ (537,968.21)	$ (65,176.98)	$ (294,802.95)	$ 51,799.37
Lowest credit rating assigned	B+	B+	B+	NR	NR
Rating agency for lowest	*S&P*	*S&P*	*S&P*	*N/A*	*N/A*
# of banks currently performing	N/A	N/A	N/A	N/A	N/A
Actual deferrals/defaults as % of original collateral	N/A	N/A	N/A	N/A	N/A
Expected deferrals/defaults as % of remaining performing collateral	N/A	N/A	N/A	N/A	N/A
Excess subordination as a % of remaining performing collateral	N/A	N/A	N/A	N/A	N/A
How is excess subordination calculated and discuss what excess subordination % signifies	N/A	N/A	N/A	N/A	N/A

Attachment A

Individual and Pooled Trust Perfer
With At Least One Rating Below
As of 9/30/09

Deal Name	BAC Capital Trust X	Nationsbank Cap Trust III	ALESCO Preferred Funding VI	ALESCO Preferred Funding VII	Bank of Florida Junior Subordinated Debt
Single issue or pooled	Single	Single	Pooled	Pooled	Single
Class/Tranche	N/A	N/A	C2	C1	N/A
Book Value	$ 2,495,708.43	$ 1,567,628.77	$ 1,682,915.13	$ 3,000,000.00	$ 3,000,000.00
Fair Value	$ 2,041,000.00	$ 1,000,298.65	$ 1,204,803.23	$ 2,056,800.00	$ 2,400,000.00
Unrealized gain/loss	$ (454,708.43)	$ (567,330.12)	$ (478,111.90)	$ (943,200.00)	$ (600,000.00)
Lowest credit rating assigned	B	B	Ca	Ca	NR
Rating agency for lowest	*S&P*	*S&P*	*Moodys*	*Moodys*	*N/A*
# of banks currently performing	N/A	N/A	51	70	N/A
Actual deferrals/defaults as % of original collateral	N/A	N/A	31.7%	25.6%	N/A
Expected deferrals/defaults as % of remaining performing collateral	N/A	N/A	17.3%	3.1%	N/A
Excess subordination as a % of remaining performing collateral	N/A	N/A	0%	4.5%	N/A
How is excess subordination calculated and discuss what excess subordination % signifies	N/A	N/A	Calculated as the amount of additional collateral that can default immediately before you have a $1 writedown on our tranche	Calculated as the amount of additional collateral that can default immediately before you have a $1 writedown on our tranche	N/A

Attachment B

Individual and Pooled Trust Perferred Securities
With At Least One Rating Below Investment Grade at 9-30-08

Information below as of 12/31/08

	Book Value	Fair Value	Level 2 or Level 3 Pricing	Unrealized Gain (Loss)	Lowest credit rating assigned	Rating agency for lowest	Other credit rating assigned	Other rating agency	Actual deferrals/defaults as % of original collateral
Countrywide Capital IV	$ 1,768,381.40	$ 1,424,000.00	3	$ (344,381.40)	A	S&P	Aa3	Moodys	N/A
Countrywide Cap V	$ 2,746,607.69	$ 1,500,000.00	3	$ (1,246,607.69)	A	S&P	Aa3	Moodys	N/A
Countrywide Cap V	$ 249,509.25	$ 200,000.00	3	$ (49,509.25)	A	S&P	Aa3	Moodys	N/A
NPB Cap Trust II	$ 897,950.00	$ 725,830.94	2	$ (172,119.06)	NR	N/A	NR	N/A	N/A
Citigroup Cap IX	$ 990,171.00	$ 800,000.00	3	$ (190,171.00)	BBB	S&P	A3	Moodys	N/A
Citigroup Cap IX	$ 1,900,225.54	$ 1,543,800.00	3	$ (356,425.54)	BBB	S&P	A3	Moodys	N/A
Citigroup Cap XI	$ 245,032.22	$ 200,000.00	3	$ (45,032.22)	BBB	S&P	A3	Moodys	N/A
IBC Cap Fin II	$ 666,975.00	$ 666,975.00	2	$ -	NR	N/A	NR	N/A	N/A
BFC Capital Trust	$ 1,501,375.65	$ 1,485,000.00	2	$ (16,375.65)	NR	N/A	NR	N/A	N/A
BAC Capital Trust X	$ 2,495,586.95	$ 2,020,000.00	2	$ (475,586.95)	A	S&P	Aa3	Moodys	N/A
Nationsbank Cap Trust III	$ 1,566,575.19	$ 1,273,599.52	3	$ (292,975.67)	A-	S&P	Aa3	Moodys	N/A
ALESCO Preferred Funding VI	$ 3,000,000.00	$ 1,934,400.00	3	$ (1,065,600.00)	Baa1	Moodys	Baa1	Moodys	16.9%
ALESCO Preferred Funding VII	$ 3,000,000.00	$ 1,839,240.00	3	$ (1,160,760.00)	Baa1	Moodys	Baa1	Moodys	14.2%
Bank of Florida Junior Subordinated Debt	$ 3,000,000.00	$ 3,000,000.00	2	$ -	NR	N/A	NR	N/A	N/A

Level 3 Pricing
At December 31, 2008

	Agency Ratings	Book Value	Par Value	Mkt Px	New Px	PX Adj	Adjustment to Market	E-folio Market Value	E-folio Gain/Loss	Adjusted Gain/Loss	Edit Check	
Preferred Securities - ALL	**Moody's**											
CITIGROUP CAP IX	A3	$ 990,171.00	$ 1,000,000.00	$ 58.36	$ 80.00	$ 21.64	$ 216,400.00	$ 583,600.00	$ (406,571.00)	$ (190,171.00)	$ (190,171.00)	$ -
CITIGROUP CAP IX	A3	$ 1,000,226.64	$ 1,929,750.00	$ 58.36	$ 80.00	$ 21.64	$ 417,597.90	$ 1,126,202.10	$ (774,023.44)	$ (356,425.54)	$ (356,425.54)	$ -
CITIGROUP CAP XI	A3	$ 245,032.00	$ 250,000.00	$ 55.12	$ 80.00	$ 24.88	$ 62,200.00	$ 137,800.00	$ (107,232.00)	$ (45,032.00)	$ (45,032.00)	$ -
COUNTRYWIDE CAP V	Aa3	$ 249,509.25	$ 350,000.00	$ 68.52	$ 80.00	$ 11.48	$ 28,700.00	$ 171,300.00	$ (78,209.25)	$ (49,509.25)	$ (49,509.25)	$ -
COUNTRYWIDE CAP V	Aa3	$ 2,746,607.69	$ 2,750,000.00	$ 68.52	$ 80.00	$ 11.48	$ 315,700.00	$ 1,184,300.00	$ (1,562,307.69)	$ (1,246,607.69)	$ (1,246,607.69)	$ -
COUNTRYWIDE CAPITAL IV	Aa3	$ 1,768,381.40	$ 1,780,000.00	$ 66.44	$ 80.00	$ 13.56	$ 241,368.00	$ 1,182,632.00	$ (585,749.40)	$ (344,381.40)	$ (344,381.40)	$ -
MORGAN ST CP IV	A3	$ 2,500,000.00	$ 2,500,000.00	$ 59.84	$ 80.00	$ 20.16	$ 504,000.00	$ 1,496,000.00	$ (1,004,000.00)	$ (500,000.00)	$ (500,000.00)	$ -
MORGAN ST CP IV	A3	$ 1,740,689.29	$ 1,748,500.00	$ 59.84	$ 80.00	$ 20.16	$ 352,497.60	$ 1,046,302.40	$ (694,376.89)	$ (341,881.29)	$ (341,881.29)	$ -
SATURN-Goldman sachs 2004-04	A1	$ 21,694.66	$ 22,500.00	$ 56.72	$ 80.00	$ 23.28	$ 5,238.00	$ 12,762.00	$ (8,932.66)	$ (3,694.66)	$ (3,694.66)	$ -
SATURN-Goldman sachs 2004-04	A1	$ 776,224.09	$ 802,500.00	$ 56.72	$ 80.00	$ 23.28	$ 186,822.00	$ 455,178.00	$ (321,046.09)	$ (134,224.09)	$ (134,224.09)	$ -
SATURN-GS 2004-05	A1	$ 241,005.54	$ 250,000.00	$ 48.00	$ 80.00	$ 32.00	$ 80,000.00	$ 120,000.00	$ (121,005.54)	$ (41,005.54)	$ (41,005.54)	$ -
SATURN-GS 2004-05	A1	$ 310,878.00	$ 322,500.00	$ 48.00	$ 80.00	$ 32.00	$ 103,200.00	$ 154,800.00	$ (156,078.00)	$ (52,878.00)	$ (52,878.00)	$ -
GOLDMAN SACHS	A2	$ 999,323.66	$ 1,000,000.00	$ 73.56	$ 80.00	$ 6.44	$ 64,400.00	$ 735,639.30	$ (263,684.36)	$ (199,284.36)	$ (199,284.36)	$ -
NATIONSBANK CAP TRUST II	Aa3	$ 1,566,575.19	$ 1,592,000.00	$ 46.73	$ 80.00	$ 33.28	$ 529,738.00	$ 743,861.52	$ (822,713.67)	$ (292,975.67)	$ (292,975.67)	$ -
PRETZL	NR	$ 500,597.67	$ 500,597.67	$ 8.94	$ 65.02	$ 56.09	$ 280,780.20	$ 44,725.40	$ (455,869.27)	$ (175,109.07)	$ (175,109.07)	$ -
Sub totals		**$ 16,656,967.00**	**$ 16,698,347.67**				**$ 3,388,621.70**	**$ 9,195,105.72**	**$ (7,361,801.28)**	**$ (3,973,179.58)**	**$ (3,973,179.58)**	
Preferred Securities - Pools	**Moody's**											
ALESCO 6A	Baa1	$ 3,000,000.00	$ 3,000,000.00	$ 12.00	$ 64.48	$ 52.48	$ 1,574,400.00	$ 360,000.00	$ (2,640,000.00)	$ (1,065,600.00)	$ (1,065,600.00)	$ -
ALESCO 7A	Baa1	$ 3,000,000.00	$ 3,000,000.00	$ 7.15	$ 61.31	$ 54.16	$ 1,624,860.00	$ 214,380.00	$ (2,785,620.00)	$ (1,160,760.00)	$ (1,160,760.00)	$ -
Sub totals		**$ 6,000,000.00**	**$ 6,000,000.00**				**$ 3,199,260.00**	**$ 574,380.00**	**$ (5,425,620.00)**	**$ (2,226,360.00)**	**$ (2,226,360.00)**	
CMOs Variable	**S&P**											
FHAMS 2006 AA5-A1	AAA	$ 4,207,482.66	$ 4,201,116.38	$ 75.04	$ 88.41	$ 13.37	$ 561,563.09	$ 3,167,766.81	$ (1,039,716.07)	$ (478,152.98)	$ (478,152.98)	$ -
FHAMS 2006 AA5-A2	AAA	$ 1,616,912.69	$ 1,614,368.94	$ 75.04	$ 88.41	$ 13.37	$ 215,795.37	$ 1,217,297.53	$ (399,615.16)	$ (183,819.79)	$ (183,819.79)	$ -
FHAMS 2006 AA5-A3	AAA	$ 743,446.70	$ 740,838.57	$ 75.04	$ 88.41	$ 13.37	$ 99,026.55	$ 558,606.89	$ (184,839.81)	$ (85,813.26)	$ (85,813.26)	$ -
Sub totals		**$ 6,567,842.07**	**$ 6,556,332.89**				**$ 876,385.01**	**$ 4,943,671.03**	**$ (1,624,171.04)**	**$ (747,786.03)**	**$ (747,786.03)**	
Corporate Securities												
Lehman	NR	$ 700,000.00	$ 700,000.00	$ 0.75	$ 35.00	Original par value was $2,000,000. Took a total $1,300,000 of OTTI charges in 3Q08 and 4Q'08						
Sub totals		**$ 700,000.00**	**$ 700,000.00**				$ -	$ -	$ -	$ -	$ -

ALESCO Preferred Funding VI: C2

Assumptions	
Discount Rate	8%
Prepays	0%
Future Defaults	None

Period	Date	Principal	Interest	Cash Flow	Balance
0	12/23/2008	-	-	(29,662,749)	46,000,000
1	3/23/2009	-	631,350	631,350	46,000,000
2	6/23/2009	-	631,350	631,350	46,000,000
3	9/23/2009	-	631,350	631,350	46,000,000
4	12/23/2009	-	631,350	631,350	46,000,000
5	3/23/2010	-	415,259	415,259	46,000,000
6	6/23/2010	-	325,661	325,661	46,000,000
7	9/23/2010	-	241,358	241,358	46,000,000
8	12/23/2010	-	215,264	215,264	46,000,000
9	3/23/2011	-	285,018	285,018	46,000,000
10	6/23/2011	-	409,392	409,392	46,000,000
11	9/23/2011	-	506,426	506,426	46,000,000
12	12/23/2011	-	551,560	551,560	46,000,000
13	3/23/2012	-	537,932	537,932	46,000,000
14	6/23/2012	-	503,876	503,876	46,000,000
15	9/23/2012	-	475,558	475,558	46,000,000
16	12/23/2012	-	461,612	461,612	46,000,000
17	3/23/2013	-	472,152	472,152	46,000,000
18	6/23/2013	-	507,326	507,326	46,000,000
19	9/23/2013	-	526,715	526,715	46,000,000
20	12/23/2013	-	532,943	532,943	46,000,000
21	3/23/2014	-	530,535	530,535	46,000,000
22	6/23/2014	-	542,105	542,105	46,000,000
23	9/23/2014	-	542,041	542,041	46,000,000
24	12/23/2014	-	536,605	536,605	46,000,000
25	3/23/2015	-	531,929	531,929	46,000,000
26	6/23/2015	-	545,584	545,584	46,000,000
27	9/23/2015	-	547,890	547,890	46,000,000
28	12/23/2015	-	544,845	544,845	46,000,000
29	3/23/2016	-	548,472	548,472	46,000,000
30	6/23/2016	-	558,095	558,095	46,000,000
31	9/23/2016	-	561,011	561,011	46,000,000
32	12/23/2016	-	557,062	557,062	46,000,000
33	3/23/2017	-	552,336	552,336	46,000,000
34	6/23/2017	-	565,898	565,898	46,000,000
35	9/23/2017	-	567,508	567,508	46,000,000
36	12/23/2017	-	563,338	563,338	46,000,000
37	3/23/2018	-	559,620	559,620	46,000,000
38	6/23/2018	-	575,384	575,384	46,000,000
39	9/23/2018	-	579,753	579,753	46,000,000
40	12/23/2018	-	578,925	578,925	46,000,000
41	3/23/2019	-	579,072	579,072	46,000,000
42	6/23/2019	-	597,880	597,880	46,000,000
43	9/23/2019	-	601,742	601,742	46,000,000
44	12/23/2019	-	596,742	596,742	46,000,000
45	3/23/2020	-	595,954	595,954	46,000,000
46	6/23/2020	-	600,980	600,980	46,000,000
47	9/23/2020	-	599,898	599,898	46,000,000
48	12/23/2020	-	592,835	592,835	46,000,000

49	3/23/2021	-	586,337	586,337	46,000,000
50	6/23/2021	-	599,530	599,530	46,000,000
51	9/23/2021	-	599,549	599,549	46,000,000
52	12/23/2021	-	592,909	592,909	46,000,000
53	3/23/2022	-	586,168	586,168	46,000,000
54	6/23/2022	-	599,268	599,268	46,000,000
55	9/23/2022	-	599,951	599,951	46,000,000
56	12/23/2022	-	594,766	594,766	46,000,000
57	3/23/2023	-	590,134	590,134	46,000,000
58	6/23/2023	-	604,270	604,270	46,000,000
59	9/23/2023	-	603,282	603,282	46,000,000
60	12/23/2023	-	593,611	593,611	46,000,000
61	3/23/2024	-	588,351	588,351	46,000,000
62	6/23/2024	-	588,621	588,621	46,000,000
63	9/23/2024	-	582,445	582,445	46,000,000
64	12/23/2024	-	570,067	570,067	46,000,000
65	3/23/2025	-	557,909	557,909	46,000,000
66	6/23/2025	-	564,400	564,400	46,000,000
67	9/23/2025	-	558,638	558,638	46,000,000
68	12/23/2025	-	547,038	547,038	46,000,000
69	3/23/2026	-	535,755	535,755	46,000,000
70	6/23/2026	-	542,499	542,499	46,000,000
71	9/23/2026	-	537,593	537,593	46,000,000
72	12/23/2026	-	527,179	527,179	46,000,000
73	3/23/2027	-	517,173	517,173	46,000,000
74	6/23/2027	-	524,690	524,690	46,000,000
75	9/23/2027	-	521,070	521,070	46,000,000
76	12/23/2027	-	512,244	512,244	46,000,000
77	3/23/2028	-	509,541	509,541	46,000,000
78	6/23/2028	-	512,750	512,750	46,000,000
79	9/23/2028	-	510,672	510,672	46,000,000
80	12/23/2028	-	503,976	503,976	46,000,000
81	3/23/2029	-	498,564	498,564	46,000,000
82	6/23/2029	-	510,307	510,307	46,000,000
83	9/23/2029	-	510,993	510,993	46,000,000
84	12/23/2029	-	506,130	506,130	46,000,000
85	3/23/2030	-	501,263	501,263	46,000,000
86	6/23/2030	-	513,122	513,122	46,000,000
87	9/23/2030	-	513,849	513,849	46,000,000
88	12/23/2030	-	508,989	508,989	46,000,000
89	3/23/2031	-	504,118	504,118	46,000,000
90	6/23/2031	-	516,061	516,061	46,000,000
91	9/23/2031	-	516,803	516,803	46,000,000
92	12/23/2031	-	511,920	511,920	46,000,000
93	3/23/2032	-	512,652	512,652	46,000,000
94	6/23/2032	-	519,023	519,023	46,000,000
95	9/23/2032	-	519,754	519,754	46,000,000
96	12/23/2032	-	514,822	514,822	46,000,000
97	3/23/2033	-	509,866	509,866	46,000,000
98	6/23/2033	-	521,903	521,903	46,000,000
99	9/23/2033	-	522,599	522,599	46,000,000
100	12/23/2033	-	517,593	517,593	46,000,000
101	3/23/2034	-	512,558	512,558	46,000,000
102	6/23/2034	-	524,600	524,600	46,000,000
103	9/23/2034	-	525,233	525,233	46,000,000
104	12/23/2034	46,000,000	520,131	46,520,131	-

NPV	0.00
Market Value	64.48%

ALESCO Preferred Funding VII: C1

Assumptions	
Discount Rate	8%
Prepays	0%
Future Defaults	None

Period	Date	Principal	Interest	Cash Flow	Balance
0	12/23/2008	0	-	(75,715,791.68)	123,500,000
1	3/23/2009	0	925,478	925,478	123,500,000
2	6/23/2009	0	1,083,489	1,083,489	123,500,000
3	9/23/2009	0	1,135,949	1,135,949	123,500,000
4	12/23/2009	0	1,146,920	1,146,920	123,500,000
5	3/23/2010	0	1,084,005	1,084,005	123,500,000
6	6/23/2010	0	842,769	842,769	123,500,000
7	9/23/2010	0	616,434	616,434	123,500,000
8	12/23/2010	0	546,718	546,718	123,500,000
9	3/23/2011	0	734,335	734,335	123,500,000
10	6/23/2011	0	1,067,567	1,067,567	123,500,000
11	9/23/2011	0	1,328,082	1,328,082	123,500,000
12	12/23/2011	0	1,449,601	1,449,601	123,500,000
13	3/23/2012	0	1,413,013	1,413,013	123,500,000
14	6/23/2012	0	1,321,237	1,321,237	123,500,000
15	9/23/2012	0	1,245,208	1,245,208	123,500,000
16	12/23/2012	0	1,208,109	1,208,109	123,500,000
17	3/23/2013	0	1,236,760	1,236,750	123,500,000
18	6/23/2013	0	1,330,499	1,330,499	123,500,000
19	9/23/2013	0	1,382,553	1,382,553	123,500,000
20	12/23/2013	0	1,399,618	1,399,618	123,500,000
21	3/23/2014	0	1,393,497	1,393,497	123,500,000
22	6/23/2014	0	1,423,872	1,423,872	123,500,000
23	9/23/2014	0	1,423,701	1,423,701	123,500,000
24	12/23/2014	0	1,409,449	1,409,449	123,500,000
25	3/23/2015	0	1,397,239	1,397,239	123,500,000
26	6/23/2015	0	1,433,213	1,433,213	123,500,000
27	9/23/2015	0	1,439,405	1,439,405	123,500,000
28	12/23/2015	0	1,431,572	1,431,572	123,500,000
29	3/23/2016	0	1,441,310	1,441,310	123,500,000
30	6/23/2016	0	1,466,802	1,466,802	123,500,000
31	9/23/2016	0	1,474,632	1,474,632	123,500,000
32	12/23/2016	0	1,464,372	1,464,372	123,500,000
33	3/23/2017	0	1,452,028	1,452,028	123,500,000
34	6/23/2017	0	1,487,751	1,487,751	123,500,000
35	9/23/2017	0	1,492,075	1,492,075	123,500,000
36	12/23/2017	0	1,481,222	1,481,222	123,500,000
37	3/23/2018	0	1,471,584	1,471,584	123,500,000
38	6/23/2018	0	1,513,219	1,513,219	123,500,000
39	9/23/2018	0	1,524,951	1,524,951	123,500,000

40	12/23/2018	0	1,523,070	1,523,070	123,500,000
41	3/23/2019	0	1,523,808	1,523,808	123,500,000
42	6/23/2019	0	1,573,616	1,573,616	123,500,000
43	9/23/2019	0	1,583,984	1,583,984	123,500,000
44	12/23/2019	0	1,570,905	1,570,905	123,500,000
45	3/23/2020	0	1,568,789	1,568,789	123,500,000
46	6/23/2020	0	1,581,939	1,581,939	123,500,000
47	9/23/2020	0	1,579,035	1,579,035	123,500,000
48	12/23/2020	0	1,560,416	1,560,416	123,500,000
49	3/23/2021	0	1,543,312	1,543,312	123,500,000
50	6/23/2021	0	1,578,046	1,578,046	123,500,000
51	9/23/2021	0	1,578,098	1,578,098	123,500,000
52	12/23/2021	0	1,560,614	1,560,614	123,500,000
53	3/23/2022	0	1,542,858	1,542,858	123,500,000
54	6/23/2022	0	1,577,343	1,577,343	123,500,000
55	9/23/2022	0	1,579,176	1,579,176	123,500,000
56	12/23/2022	0	1,565,600	1,565,600	123,500,000
57	3/23/2023	0	1,553,506	1,553,506	123,500,000
58	6/23/2023	0	1,590,772	1,590,772	123,500,000
59	9/23/2023	0	1,588,119	1,588,119	123,500,000
60	12/23/2023	0	1,562,499	1,562,499	123,500,000
61	3/23/2024	0	1,548,376	1,548,376	123,500,000
62	6/23/2024	0	1,548,758	1,548,758	123,500,000
63	9/23/2024	0	1,532,178	1,532,178	123,500,000
64	12/23/2024	0	1,499,288	1,499,288	123,500,000
65	3/23/2025	0	1,466,990	1,466,990	123,500,000
66	6/23/2025	0	1,483,731	1,483,731	123,500,000
67	9/23/2025	0	1,488,281	1,488,281	123,500,000
68	12/23/2025	0	1,437,459	1,437,459	123,500,000
69	3/23/2026	0	1,407,510	1,407,510	123,500,000
70	6/23/2026	0	1,424,931	1,424,931	123,500,000
71	9/23/2026	0	1,411,759	1,411,759	123,500,000
72	12/23/2026	0	1,384,143	1,384,143	123,500,000
73	3/23/2027	0	1,357,621	1,357,621	123,500,000
74	6/23/2027	0	1,377,118	1,377,118	123,500,000
75	9/23/2027	0	1,367,399	1,367,399	123,500,000
76	12/23/2027	0	1,344,046	1,344,046	123,500,000
77	3/23/2028	0	1,336,790	1,336,790	123,500,000
78	6/23/2028	0	1,345,061	1,345,061	123,500,000
79	9/23/2028	0	1,339,482	1,339,482	123,500,000
80	12/23/2028	0	1,321,849	1,321,849	123,500,000
81	3/23/2029	0	1,307,661	1,307,661	123,500,000
82	6/23/2029	0	1,338,502	1,338,502	123,500,000
83	9/23/2029	0	1,340,345	1,340,345	123,500,000
84	12/23/2029	0	1,327,632	1,327,632	123,500,000
85	3/23/2030	0	1,314,907	1,314,907	123,500,000
86	6/23/2030	0	1,346,059	1,346,059	123,500,000
87	9/23/2030	0	1,348,011	1,348,011	123,500,000
88	12/23/2030	0	1,335,306	1,335,306	123,500,000
89	3/23/2031	0	1,322,571	1,322,571	123,500,000
90	6/23/2031	0	1,353,951	1,353,951	123,500,000
91	9/23/2031	0	1,355,944	1,355,944	123,500,000
92	12/23/2031	0	1,343,176	1,343,176	123,500,000
93	3/23/2032	0	1,345,142	1,345,142	123,500,000
94	6/23/2032	0	1,361,902	1,361,902	123,500,000
95	9/23/2032	0	1,363,867	1,363,867	123,500,000
96	12/23/2032	0	1,350,968	1,350,968	123,500,000
97	3/23/2033	0	1,338,004	1,338,004	123,500,000
98	6/23/2033	0	1,369,636	1,369,636	123,500,000
99	9/23/2033	0	1,371,503	1,371,503	123,500,000
100	12/23/2033	0	1,358,407	1,358,407	123,500,000
101	3/23/2034	0	1,345,233	1,345,233	123,500,000
102	6/23/2034	0	1,376,876	1,376,876	123,500,000
103	9/23/2034	0	1,378,576	1,378,576	123,500,000
104	12/23/2034	0	1,365,222	1,365,222	123,500,000
105	3/23/2035	0	1,351,776	1,351,776	123,500,000
106	6/23/2035	123500000	1,383,345.91	124,883,345.91	-

NPV	0.00
Market Value	81.31%

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing
12/31/08

3M LIBOR (for all periods)	1.996250%
Spread	1.800000%
Current Coupon/Yield	3.796250%

Customer Inputs	*Face Amount*		Discount Rate
	500,000		6.750000%
Outputs			5
PV Previous	408,901	PV Current	325,128

5 65.02

Previously Projected Cashflows September 30, 2008

Currently Projected Cashflows December 31, 2008

Deal	Class	Description	Type	QIB	AI	Reg S
XXV	D-1	Mezzanine Floating	Floating	74042FAL5	74042FAM3	G7222UAG8

Assumptions:
Prepayments - 10% in yr 5, 2% in each of yrs 6-9, and 100% in yr 10 from issuance.
Defaults - 1.2% applied to bank collateral and 2.1% applied to insurance collateral every third yr beginning yr 3. 10% recovery after 2 yrs.
Specific Defaults:
FNB ($25mm bank issuer) defaults with 0% recovery.
AmericanWest ($20mm bank issuer) defers 9/08 with 80% recovery in 9/10.
BankUnited ($25mm bank issuer) defers 12/08 with 20% recovery in 12/10.

Projected Deferrals:
None

Assumptions:
Prepayments - 2% annually, 100% in 1/2033

Defaults - 0.75% applied annually. 15% recovery with 2 yr lag
Specific Defaults:
FNB ($25mm bank issuer) defaults with 0% recovery.
AmericanWest ($20mm bank issuer) defers 9/08 with 80% recovery in 9/10.
BankUnited ($25mm bank issuer) defers 12/08 with 20% recovery in 12/10.
HomeStreet Inc. ($15mm bank issuer) defers 12/08 with 50% recovery on 12/10.
Capital Assurance ($10mm insurance issuer) defers 12/08 with 50% recovery with 12/10.
Projected Deferrals:
None

Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
12/22/2008	500,598					500,598				
3/22/2009	506,855	(6,257)	4,751	(1,506)	(1,481)	505,401	(4,804)	4,751	(53)	(52)
6/22/2009	513,454	(6,599)	4,810	(1,789)	(1,730)	510,491	(5,090)	4,797	(293)	(283)
9/22/2009	520,264	(6,809)	4,873	(1,936)	(1,842)	515,783	(5,292)	4,845	(447)	(425)
12/22/2009	527,213	(6,949)	4,938	(2,012)	(1,881)	521,214	(5,431)	4,895	(536)	(501)
3/22/2010	534,303	(7,090)	5,004	(2,086)	(1,919)	526,094	(4,881)	4,947	66	61
6/22/2010	541,777	(7,474)	5,071	(2,403)	(2,174)	529,948	(3,853)	4,993	1,140	1,031
9/22/2010	518,427	23,350	5,142	28,492	25,342	532,971	(3,023)	5,030	2,007	1,785
12/22/2010	494,713	23,714	4,920	28,634	25,046	528,567	4,404	5,058	9,462	8,277
3/22/2011	492,892	1,821	4,695	6,516	5,505	532,513	(3,946)	5,016	1,070	921
6/22/2011	491,523	1,369	4,678	6,047	5,115	518,730	13,783	5,054	18,837	15,934
9/22/2011	490,583	940	4,665	5,604	4,682	496,787	21,943	4,923	26,866	22,349
12/22/2011	489,640	944	4,656	5,600	4,581	493,357	3,430	4,715	8,145	6,663
3/22/2012	488,668	972	4,647	5,619	4,520	493,295	62	4,682	4,744	3,817
6/22/2012	487,696	972	4,638	5,610	4,438	491,587	1,708	4,682	6,389	5,055
9/22/2012	486,718	978	4,629	5,607	4,362	489,886	1,702	4,665	6,367	4,954
12/22/2012	485,742	976	4,619	5,595	4,281	488,157	1,729	4,649	6,378	4,880
3/22/2013	484,827	915	4,610	5,525	4,157	486,453	1,704	4,633	6,337	4,768
6/22/2013	483,892	935	4,601	5,536	4,096	484,750	1,703	4,617	6,320	4,676
9/22/2013	482,950	941	4,592	5,534	4,027	482,994	1,756	4,601	6,357	4,625
12/22/2013	482,012	938	4,584	5,522	3,951	481,256	1,737	4,584	6,321	4,523
3/22/2014	481,073	939	4,575	5,513	3,880	479,582	1,674	4,567	6,242	4,392
6/22/2014	480,114	959	4,566	5,525	3,823	477,828	1,754	4,552	6,305	4,363
9/22/2014	479,148	966	4,557	5,523	3,758	476,060	1,768	4,535	6,303	4,289
12/22/2014	478,185	963	4,547	5,510	3,687	474,734	1,326	4,518	5,844	3,911
3/22/2015	477,222	963	4,538	5,502	3,621	473,051	1,684	4,506	6,189	4,073
6/22/2015	476,230	992	4,529	5,521	3,573	471,756	1,295	4,490	5,734	3,744
9/22/2015	475,231	999	4,520	5,519	3,512	470,875	881	4,477	5,358	3,410
12/22/2015	474,236	995	4,510	5,505	3,446	470,000	874	4,469	5,343	3,344
3/22/2016	473,293	943	4,501	5,444	3,351	468,798	1,202	4,461	5,663	3,486
6/22/2016	472,339	954	4,492	5,445	3,296	467,927	871	4,449	5,320	3,220
9/22/2016	471,379	960	4,483	5,443	3,240	467,052	875	4,441	5,316	3,184
12/22/2016	470,421	958	4,474	5,432	3,160	466,177	875	4,433	5,307	3,107
3/22/2017	-	470,421	4,465	474,885	273,375	465,310	867	4,424	5,292	3,048
6/22/2017	-	-	-	-	-	463,501	1,809	4,416	6,225	3,524
9/22/2017	-	-	-	-	-	461,676	1,824	4,399	6,223	3,465
12/22/2017	-	-	-	-	-	459,859	1,817	4,382	6,199	3,394
3/22/2018	-	-	-	-	-	458,091	1,768	4,364	6,132	3,301
6/22/2018	-	-	-	-	-	456,270	1,822	4,348	6,169	3,266
9/22/2018	-	-	-	-	-	454,456	1,813	4,330	6,143	3,199
12/22/2018	-	-	-	-	-	452,623	1,833	4,313	6,146	3,147
3/22/2019	-	-	-	-	-	450,804	1,820	4,296	6,116	3,079
6/22/2019	-	-	-	-	-	448,975	1,829	4,278	6,107	3,024
9/22/2019	-	-	-	-	-	447,080	1,895	4,261	6,156	2,998
12/22/2019	-	-	-	-	-	445,202	1,878	4,243	6,121	2,931
3/22/2020	-	-	-	-	-	443,355	1,847	4,225	6,072	2,860
6/22/2020	-	-	-	-	-	442,544	811	4,208	5,018	2,324
9/22/2020	-	-	-	-	-	442,544	-	4,200	4,200	1,913
12/22/2020	-	-	-	-	-	442,544	-	4,200	4,200	1,881
3/22/2021	-	-	-	-	-	442,544	-	4,200	4,200	1,850
6/22/2021	-	-	-	-	-	442,544	-	4,200	4,200	1,819

ProTSL_XXV_-_OTTI_12 31 08(1) Class: D-1 1 of 2 1/14/2009

Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
12/22/2008	500,598					500,598				
9/22/2021	-	-	-	-	-	442,544	-	4,200	4,200	1,789
12/22/2021	-	-	-	-	-	442,544	-	4,200	4,200	1,759
3/22/2022	-	-	-	-	-	442,544	-	4,200	4,200	1,730
6/22/2022	-	-	-	-	-	442,544	-	4,200	4,200	1,701
9/22/2022	-	-	-	-	-	442,544	-	4,200	4,200	1,673
12/22/2022	-	-	-	-	-	442,544	-	4,200	4,200	1,645
3/22/2023	-	-	-	-	-	442,544	-	4,200	4,200	1,618
6/22/2023	-	-	-	-	-	442,544	-	4,200	4,200	1,591
9/22/2023	-	-	-	-	-	442,544	-	4,200	4,200	1,565
12/22/2023	-	-	-	-	-	442,544	-	4,200	4,200	1,539
3/22/2024	-	-	-	-	-	442,544	-	4,200	4,200	1,513
6/22/2024	-	-	-	-	-	442,544	-	4,200	4,200	1,488
9/22/2024	-	-	-	-	-	442,544	-	4,200	4,200	1,464
12/22/2024	-	-	-	-	-	442,544	-	4,200	4,200	1,439
3/22/2025	-	-	-	-	-	442,544	-	4,200	4,200	1,415
6/22/2025	-	-	-	-	-	442,544	-	4,200	4,200	1,392
9/22/2025	-	-	-	-	-	442,544	-	4,200	4,200	1,369
12/22/2025	-	-	-	-	-	442,544	-	4,200	4,200	1,346
3/22/2026	-	-	-	-	-	442,544	-	4,200	4,200	1,324
6/22/2026	-	-	-	-	-	442,544	-	4,200	4,200	1,302
9/22/2026	-	-	-	-	-	442,544	-	4,200	4,200	1,280
12/22/2026	-	-	-	-	-	442,544	-	4,200	4,200	1,259
3/22/2027	-	-	-	-	-	442,544	-	4,200	4,200	1,238
6/22/2027	-	-	-	-	-	442,544	-	4,200	4,200	1,217
9/22/2027	-	-	-	-	-	442,544	-	4,200	4,200	1,197
12/22/2027	-	-	-	-	-	442,544	-	4,200	4,200	1,177
3/22/2028	-	-	-	-	-	442,544	-	4,200	4,200	1,158
6/22/2028	-	-	-	-	-	442,544	-	4,200	4,200	1,139
9/22/2028	-	-	-	-	-	442,544	-	4,200	4,200	1,120
12/22/2028	-	-	-	-	-	442,544	-	4,200	4,200	1,101
3/22/2029	-	-	-	-	-	442,544	-	4,200	4,200	1,083
6/22/2029	-	-	-	-	-	442,544	-	4,200	4,200	1,065
9/21/2029	-	-	-	-	-	442,544	-	4,200	4,200	1,047
12/21/2029	-	-	-	-	-	442,544	-	4,200	4,200	1,030
3/22/2030	-	-	-	-	-	442,544	-	4,200	4,200	1,013
6/21/2030	-	-	-	-	-	442,544	-	4,200	4,200	996
9/21/2030	-	-	-	-	-	442,544	-	4,200	4,200	979
12/21/2030	-	-	-	-	-	442,544	-	4,200	4,200	963
3/21/2031	-	-	-	-	-	442,544	-	4,200	4,200	947
6/22/2031	-	-	-	-	-	442,544	-	4,200	4,200	931
9/22/2031	-	-	-	-	-	442,544	-	4,200	4,200	916
12/22/2031	-	-	-	-	-	442,544	-	4,200	4,200	901
3/22/2032	-	-	-	-	-	442,544	-	4,200	4,200	886
6/22/2032	-	-	-	-	-	442,544	-	4,200	4,200	871
9/22/2032	-	-	-	-	-	442,544	-	4,200	4,200	857
12/22/2032	-	-	-	-	-	442,544	-	4,200	4,200	842
3/22/2033	-	-	-	-	-	442,544	-	4,200	4,200	829
6/22/2033	-	-	-	-	-	442,544	-	4,200	4,200	815
9/22/2033	-	-	-	-	-	442,544	-	4,200	4,200	801
12/22/2033	-	-	-	-	-	442,544	-	4,200	4,200	788
3/22/2034	-	-	-	-	-	442,544	-	4,200	4,200	775
6/22/2034	-	-	-	-	-	442,544	-	4,200	4,200	762
9/22/2034	-	-	-	-	-	442,544	-	4,200	4,200	749
12/22/2034	-	-	-	-	-	442,544	-	4,200	4,200	737
3/22/2035	-	-	-	-	-	442,544	-	4,200	4,200	725
6/22/2035	-	-	-	-	-	442,544	-	4,200	4,200	713
9/22/2035	-	-	-	-	-	442,544	-	4,200	4,200	701
12/22/2035	-	-	-	-	-	442,544	-	4,200	4,200	689
3/22/2036	-	-	-	-	-	442,544	-	4,200	4,200	678
6/22/2036	-	-	-	-	-	442,544	-	4,200	4,200	667
9/22/2036	-	-	-	-	-	442,544	-	4,200	4,200	655
12/22/2036	-	-	-	-	-	442,544	-	4,200	4,200	645
3/21/2037	-	-	-	-	-	442,064	480	4,200	4,680	706
6/22/2037	-	-	-	-	-	-	442,064	4,195	446,260	66,235
		500,598	153,877	654,475	408,901	51,773,790	500,598	496,117	996,714	325,128

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the FINRA and SIPC—http://www.sipc.org/. Equity research is provided by MWRE. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

PreTSL_XXV_-_OTTI_12 31 08(1) Class: D-1 2 of 2 1/14/2009

32052QAA0 Mtge DES

Mtge **DES**

See Page 3 for Additional Comments

Bloomberg <GO>

SECURITY DESCRIPTION

Page 1 of 3

FHAMS 2006-AA5 A1 6.5098% 9/25/36

CUSIP: 32052QAA0 Issuer: FIRST HORIZON ALTERNATIVE MORTGAGE SECUR 8) Prospectus

Series 2006-AA5 Class A1 Col Mty 9/25/36

5) CMO: CSTR,SSNR,AS

COLLATERAL INDEX
LIBOR06M

11) RATINGS	
Fitch	CCC
S&P	AAA

CURRENT	
Dec08	142,378,609
" Fact	.617357146
Nov08 Cpn	6.5098%
Next Paymt	1/25/09
Rcd date	12/31/08
Beg accrue	12/ 1/08
End accrue	12/31/08
Class/Deal Pct	N/A

ORIGINAL ISSUE	
USD	230,626,000
WAL	3.3Yr @ 25CPR
1st coupon	6.626%
1st paymnt	8/25/06
1st settle	7/28/06
Dated date	7/ 1/06
px	7/24/06
Class/Deal Pct	88%

Monthly PAYMENT
pays 25th day
24 day delay
accrues 30/360

CALLABLE

6) Lead Mgr: FTN

Trustee: BNY

12) VOLATILITY
GRADE 20EC

65) Personal Notes   14) Identifiers   2) AltAAR 6.507 N 330wam 6.88wac

1)	Dec08	Nov	Oct	Sep	Aug	Jul	Jun	May	Apr	Mar	Feb	Jan08
CPR	11.1	16.4	14.2	16.9	15.2	13.3	8.7	7.7	8.5	12.6	12.8	12.4
PSA	190	291	260	322	301	275	187	172	201	310	334	341
FACT	.62	.62	.63	.64	.64	.65	.66	.66	.67	.67	.68	.69
CPN	-	6.51	6.51	6.51	6.52	6.52	6.52	6.52	6.52	6.52	6.52	6.52

SMMEA: Yes
DTC Book Entry
DTC SameDay
Clearstream
Euroclear

See Page 3 for Comments.

MinSize 25000 Incr 1000

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
H219-437-1 12-Jan-2009 09:57:08

MTCS

Mtge **MTCS**

Enter horizon scenario and press <GO>

1) Invert List | 2) Collapse Seniors

Credit Support

Current/Horizon   6.882(330)29   FHAHS 2006-AA5   As of Date 12/1/2008

	Current	Horizon		CPR	VPR	CDR		
Deal Balance	163,472,602		1 Month	11.10	-	-	3) Delq 60+	24.78
Collat Balance	163,472,602		6 Month	14.50	-	-	4) Fclr	11.18
O/C (%)	0.00		Life	17.50	-	-	5) REO	3.94

Horizon: Date / Mths 01/25/2009 / 1   Prepay 14.5 CPR   Default CDR   Svrty / Lag   Trig / Delay Pass

Upgrade / Downgrade in the past 6 months   B/E Mode Off

Class	MDY	S&P	Fitch	DBRS	Original	Current	Coverage	6) CCvrge	Horizon	Loss %	1st Loss
A1	-	AAA	CCC	-	11.640	12.904	1.494	0.880	-	-	-
A2	-	AAA	CC	-	6.000	7.344	0.850	0.501	-	-	-
AR	-	NR	PIF	-	6.000	Paid Off	Paid Off	Paid Off	-	-	-
B1	-	-	C	-	2.850	2.350	0.272	0.160	-	-	-
B2	-	-	C	-	1.900	0.843	0.098	0.058	-	-	-
B3	-	-	C	-	1.200	0.000	0.000	0.000	-	-	-
B4	-	-	C	-	0.700	Paid Off	Paid Off	Paid Off	-	-	-
B5	-	-	C	-	0.300	Paid Off	Paid Off	Paid Off	-	-	-
B6	-	-	-	-	0.000	Paid Off	Paid Off	Paid Off	-	-	-

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
H219-437-1 12-Jan-2009 10:14:49

SYT

Msg:PAUL MURPHY

98) Save Defaults | 99) Clear All

FHAMS 2006-AA5 A1

Super Yield Table

Settle 01/15/09 Grp ALL collateral 6.881(330)29 220520##0 CSTR,SSNR,#S

Hist	CPR	VPR	CDR	SEV	30D	60D	90D	Bkrpt	Frcl	REO	Cum. Loss
1M	11.10	-	-	-	5.55	2.89	6.77	1.39	11.18	3.94	1.36

1st Proj 01/25/09
Created 01/08/09
Crd. Sup 12.90

Strat None

Prepay	11.1 CPR	13.91 CPR	14.52 CPR	12.52 CPR	17.5 CPR
Default	0.1 CDR	0.3 CDR	16.51 CDR	0.8 CDR	1 CDR
Svrty / Lag	25	25	40	25	25
Trig / Dly	Pass	Fail	Pass	Fail	Pass
Idx & Proj Mtd LIBOR06M	Maturity 1.75000 C	Maturity 1.75000 C	Maturity 1.75000 C	Maturity 1.75000 C	Maturity 1.75000 C

Vary Price 0.00

YIELD

20) Px (Dec.) 88.41	7.2141	8.1103	6.2500	7.8271	9.7464
Modified Duration	4.54	3.61	2.45	3.87	3.06
Principal Window	02/09 - 08/36	02/09 - 08/36	02/09 - 07/36	02/09 - 02/29	02/09 - 08/36
I Spread	536.5	659.4	514.9	622.8	736.1

Curve 10:42 GOVT (I) 3M/ 0.07 6M/ 0.27 1Yr/ 0.40 2Yr/ 0.74 5Yr/ 1.09 10Yr/ 1.48 30Yr/ 2.36

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
H219-437-1 12-Jan-2009 10:52:59

Attachment C

Individual and Pooled Trust Perferred Securities
With At Least One Rating Below Investment Grade at 9-30-09

Information below as of 3/31/09

	Book Value	Fair Value	Level 2 or Level 3 Pricing	Unrealized Gain (Loss)	Lowest credit rating assigned	Rating agency for lowest	Other credit rating assigned	Other rating agency	Actual deferrals/defaults as % of original collateral
Countrywide Capital IV	$ 1,768,507.33	$ 1,424,000.00	3	$ (344,507.33)	BB-	S&P	A2	Moodys	N/A
Countrywide Cap V	$ 2,746,638.16	$ 2,200,000.00	3	$ (546,638.16)	BB-	S&P	Baa1	Moodys	N/A
Countrywide Cap V	$ 249,513.66	$ 200,000.00	3	$ (49,513.66)	BB-	S&P	Baa1	Moodys	N/A
NPB Cap Trust II	$ 897,950.00	$ 664,483.00	2	$ (233,467.00)	NR	N/A	NR	N/A	N/A
Citigroup Cap IX	$ 990,272.88	$ 800,000.00	3	$ (190,272.88)	CC	S&P	Baa3	Moodys	N/A
Citigroup Cap IX	$ 1,900,531.56	$ 1,543,800.00	3	$ (356,731.56)	CC	S&P	Baa3	Moodys	N/A
Citigroup Cap XI	$ 245,080.48	$ 200,000.00	3	$ (45,080.48)	CC	S&P	Baa3	Moodys	N/A
IBC Cap Fin II	$ 666,975.00	$ 533,580.00	2	$ (133,395.00)	NR	N/A	NR	N/A	N/A
BFC Capital Trust	$ 1,500,000.00	$ 1,440,000.00	2	$ (60,000.00)	NR	N/A	NR	N/A	N/A
BAC Capital Trust X	$ 2,495,627.44	$ 2,000,000.00	3	$ (495,627.44)	BB-	S&P	A2	Moodys	N/A
Nationsbank Cap Trust III	$ 1,566,922.53	$ 1,273,600.00	3	$ (293,322.53)	BB-	S&P	A2	Moodys	N/A
ALESCO Preferred Funding VI	$ 3,000,000.00	$ 2,089,800.00	3	$ (910,200.00)	Baa1	Moodys	Baa1	Moodys	20.1%
ALESCO Preferred Funding VII	$ 3,000,000.00	$ 2,011,680.00	3	$ (988,320.00)	Baa1	Moodys	Baa1	Moodys	17.5%
Bank of Florida Junior Subordinated Debt	$ 3,000,000.00	$ 2,400,000.00	3	$ (600,000.00)	NR	N/A	NR	N/A	N/A

Level 3 Pricing
At March 31, 2009

	Agency Ratings	Book Value	Par Value	Mkt Px	New Px	PX Adj	Adjustment to Market	E-folio Market Value	E-folio Gain/Loss	Adjusted Gain/Loss	Edit Check	
Preferred Securities - ALL	Moody's											
CITIGROUP CAP IX	Baa3	$ 390,272.00	$ 1,000,000.00	$ 37.68	$ 80.00	$ 42.32	$ 423,200.00	$ 378,000.00	$ (613,472.00)	$ (190,272.00)	$ (190,272.00)	$ -
CITIGROUP CAP IX	Baa3	$ 1,300,531.56	$ 1,929,750.00	$ 37.68	$ 80.00	$ 42.32	$ 816,670.20	$ 727,129.00	$ (1,173,401.76)	$ (356,731.56)	$ (356,731.56)	$ -
CITIGROUP CAP XI	Baa3	$ 245,080.48	$ 250,000.00	$ 38.88	$ 80.00	$ 41.12	$ 102,800.00	$ 97,200.00	$ (147,880.48)	$ (45,080.48)	$ (45,080.48)	$ -
COUNTRYWIDE CAP V	Baa1	$ 249,513.66	$ 250,000.00	$ 43.24	$ 80.00	$ 36.76	$ 91,900.00	$ 108,100.00	$ (141,413.66)	$ (49,513.66)	$ (49,513.66)	$ -
COUNTRYWIDE CAP V	Baa1	$ 2,746,638.16	$ 2,750,000.00	$ 43.24	$ 80.00	$ 36.76	$ 1,010,900.00	$ 1,189,100.00	$ (1,557,538.16)	$ (546,638.16)	$ (546,638.16)	$ -
COUNTRYWIDE CAPITAL IV	A2	$ 1,768,507.33	$ 1,780,000.00	$ 43.64	$ 80.00	$ 36.36	$ 647,200.00	$ 776,792.00	$ (991,715.33)	$ (344,507.33)	$ (344,507.33)	$ -
BC CP FIN II	NR	$ 656,975.00	$ 656,975.00	$ 47.96	$ 80.00	$ 32.04	$ 213,888.79	$ 310,081.21	$ (347,093.79)	$ (133,395.00)	$ (133,395.00)	$ -
MORGAN ST CP IV	A3	$ 2,500,000.00	$ 2,500,000.00	$ 59.56	$ 80.00	$ 20.44	$ 511,000.00	$ 1,489,000.00	$ (1,011,000.00)	$ (500,000.00)	$ (500,000.00)	$ -
MORGAN ST CP IV	A3	$ 1,740,761.89	$ 1,748,500.00	$ 59.56	$ 80.00	$ 20.44	$ 357,393.40	$ 1,041,406.00	$ (699,355.29)	$ (341,961.89)	$ (341,961.89)	$ -
SATURN-Goldman sachs 2004-04	A2	$ 21,702.09	$ 22,500.00	$ 53.00	$ 80.00	$ 27.00	$ 6,075.00	$ 11,925.00	$ (9,777.09)	$ (3,702.09)	$ (3,702.09)	$ -
SATURN-Goldman sachs 2004-04	A2	$ 776,485.57	$ 802,500.00	$ 53.00	$ 80.00	$ 27.00	$ 216,675.00	$ 425,325.00	$ (351,160.57)	$ (134,485.57)	$ (134,485.57)	$ -
SATURN-GS 2004-06	A2	$ 241,096.06	$ 250,000.00	$ 49.80	$ 80.00	$ 30.20	$ 75,500.00	$ 124,500.00	$ (116,596.06)	$ (41,096.06)	$ (41,096.06)	$ -
SATURN-GS 2004-06	A2	$ 310,993.66	$ 322,500.00	$ 49.80	$ 80.00	$ 30.20	$ 97,395.00	$ 160,605.00	$ (150,388.66)	$ (52,993.66)	$ (52,993.66)	$ -
BAC CAPITAL TRUST X	A2	$ 2,495,627.44	$ 2,500,000.00	$ 52.60	$ 80.00	$ 27.40	$ 685,000.00	$ 1,315,000.00	$ (1,180,627.44)	$ (495,627.44)	$ (495,627.44)	$ -
JPM CAPITAL XIX	A1	$ 2,000,000.00	$ 2,000,000.00	$ 76.00	$ 80.00	$ 4.00	$ 80,000.00	$ 1,520,000.00	$ (480,000.00)	$ (400,000.00)	$ (400,000.00)	$ -
JP MORGAN CHASE CAP X	A1	$ 948,350.07	$ 1,000,000.00	$ 57.30	$ 80.00	$ 22.70	$ 226,999.40	$ 573,000.00	$ (375,349.47)	$ (148,350.07)	$ (148,350.07)	$ -
GOLDMAN SACHS	A2	$ 999,330.39	$ 1,000,000.00	$ 61.11	$ 80.00	$ 18.89	$ 188,902.20	$ 611,097.80	$ (388,232.59)	$ (199,330.39)	$ (199,330.39)	$ -
WELLS FARGO CAP	A1	$ 3,215,266.99	$ 3,390,900.00	$ 62.36	$ 80.00	$ 17.64	$ 598,154.76	$ 2,114,565.24	$ (1,100,701.75)	$ (502,546.99)	$ (502,546.99)	$ -
NATIONSBANK CAP TRUST I	A2	$ 1,566,922.53	$ 1,592,000.00	$ 33.80	$ 80.00	$ 46.20	$ 735,464.90	$ 538,115.10	$ (1,028,807.43)	$ (293,322.53)	$ (293,322.53)	$ -
PRETZL	NR	$ 505,401.45	$ 505,401.45	$ 1.67	$ 61.10	$ 59.52	$ 300,813.07	$ 8,419.99	$ (496,981.46)	$ (196,168.39)	$ (196,168.39)	$ -
Sub totals		**$ 25,385,456.80**	**$ 26,201,026.45**				**$ 7,365,768.72**	**$ 13,327,962.34**	**$ (12,261,493.46)**	**$ (4,379,722.74)**	**$ (4,379,722.74)**	
Preferred Securities - Pools												
ALESCO 6A	Baa1	$ 3,000,000.00	$ 3,000,000.00	$ 12.00	$ 69.66	$ 57.66	$ 1,729,800.00	$ 360,000.00	$ (2,640,000.00)	$ (910,200.00)	$ (910,200.00)	$ -
ALESCO 7A	Baa1	$ 3,000,000.00	$ 3,000,000.00	$ 6.86	$ 67.05	$ 60.19	$ 1,805,700.00	$ 205,980.00	$ (2,794,020.00)	$ (988,320.00)	$ (988,320.00)	$ -
Sub totals		**$ 6,000,000.00**	**$ 6,000,000.00**				**$ 3,535,500.00**	**$ 565,980.00**	**$ (5,434,020.00)**	**$ (1,898,520.00)**	**$ (1,898,520.00)**	
Corporate Securities - ALL												
BANK OF FLORIDA JR DEBT	NR	$ 3,000,000.00	$ 3,000,000.00	$ 100.00	$ 80.00	$ (20.00)	$ (600,000.00)	$ 3,000,000.00	$ -	$ (600,000.00)	$ (600,000.00)	$ -
Lehman	NR	$ 560,000.00	$ 560,000.00	$ 13.50	$ 28.00	$ 14.50	$ 290,000.00	$ 270,000.00	$ (290,000.00)	Original par value was $2,000,000. Total CITI charge to date = $1,440,000		
Sub totals		**$ 3,560,000.00**	**$ 3,560,000.00**				**$ (310,000.00)**	**$ 3,270,000.00**	**$ (290,000.00)**	**$ (600,000.00)**	**$ (600,000.00)**

ALESCO Preferred Funding VI: C2

Assumptions	
Discount Rate	8%
Prepays	0%
Future Defaults	None

Period	Date	Principal	Interest	Cash Flow	Balance
0	3/23/2009	-	-	(32,043,898)	46,000,000
1	6/23/2009	-	631,350	631,350	46,000,000
2	9/23/2009	-	631,350	631,350	46,000,000
3	12/23/2009	-	631,350	631,350	46,000,000
4	3/23/2010	-	447,762	447,762	46,000,000
5	6/23/2010	-	462,050	462,050	46,000,000
6	9/23/2010	-	357,918	357,918	46,000,000
7	12/23/2010	-	261,716	261,716	46,000,000
8	3/23/2011	-	228,357	228,357	46,000,000
9	6/23/2011	-	305,458	305,458	46,000,000
10	9/23/2011	-	426,405	426,405	46,000,000
11	12/23/2011	-	523,380	523,380	46,000,000
12	3/23/2012	-	582,959	582,959	46,000,000
13	6/23/2012	-	601,056	601,056	46,000,000
14	9/23/2012	-	555,446	555,446	46,000,000
15	12/23/2012	-	538,154	538,154	46,000,000
16	3/23/2013	-	536,494	536,494	46,000,000
17	6/23/2013	-	554,849	554,849	46,000,000
18	9/23/2013	-	579,092	579,092	46,000,000
19	12/23/2013	-	596,893	596,893	46,000,000
20	3/23/2014	-	606,259	606,259	46,000,000
21	6/23/2014	-	606,114	606,114	46,000,000
22	9/23/2014	-	610,252	610,252	46,000,000
23	12/23/2014	-	604,695	604,695	46,000,000
24	3/23/2015	-	603,759	603,759	46,000,000
25	6/23/2015	-	628,321	628,321	46,000,000
26	9/23/2015	-	639,827	639,827	46,000,000
27	12/23/2015	-	640,732	640,732	46,000,000
28	3/23/2016	-	644,459	644,459	46,000,000
29	6/23/2016	-	650,789	650,789	46,000,000
30	9/23/2016	-	647,563	647,563	46,000,000
31	12/23/2016	-	636,408	636,408	46,000,000
32	3/23/2017	-	624,501	624,501	46,000,000
33	6/23/2017	-	632,785	632,785	46,000,000
34	9/23/2017	-	643,315	643,315	46,000,000
35	12/23/2017	-	631,274	631,274	46,000,000
36	3/23/2018	-	603,711	603,711	46,000,000
37	6/23/2018	-	665,296	665,296	46,000,000
38	9/23/2018	-	656,376	656,376	46,000,000
39	12/23/2018	-	664,065	664,065	46,000,000

40	3/23/2019	-	666,524	666,524	46,000,000
41	6/23/2019	-	663,639	663,639	46,000,000
42	9/23/2019	-	659,993	659,993	46,000,000
43	12/23/2019	-	658,929	658,929	46,000,000
44	3/23/2020	-	660,810	660,810	46,000,000
45	6/23/2020	-	672,835	672,835	46,000,000
46	9/23/2020	-	675,648	675,648	46,000,000
47	12/23/2020	-	665,671	665,671	46,000,000
48	3/23/2021	-	649,891	649,891	46,000,000
49	6/23/2021	-	649,983	649,983	46,000,000
50	9/23/2021	-	638,461	638,461	46,000,000
51	12/23/2021	-	629,040	629,040	46,000,000
52	3/23/2022	-	629,351	629,351	46,000,000
53	6/23/2022	-	660,517	660,517	46,000,000
54	9/23/2022	-	677,691	677,691	46,000,000
55	12/23/2022	-	680,394	680,394	46,000,000
56	3/23/2023	-	675,357	675,357	46,000,000
57	6/23/2023	-	685,057	685,057	46,000,000
58	9/23/2023	-	691,614	691,614	46,000,000
59	12/23/2023	-	669,330	669,330	46,000,000
60	3/23/2024	-	648,091	648,091	46,000,000
61	6/23/2024	-	649,294	649,294	46,000,000
62	9/23/2024	-	643,623	643,623	46,000,000
63	12/23/2024	-	637,989	637,989	46,000,000
64	3/23/2025	-	632,411	632,411	46,000,000
65	6/23/2025	-	626,918	626,918	46,000,000
66	9/23/2025	-	628,363	628,363	46,000,000
67	12/23/2025	-	616,282	616,282	46,000,000
68	3/23/2026	-	604,476	604,476	46,000,000
69	6/23/2026	-	612,951	612,951	46,000,000
70	9/23/2026	-	608,208	608,208	46,000,000
71	12/23/2026	-	597,142	597,142	46,000,000
72	3/23/2027	-	586,436	586,436	46,000,000
73	6/23/2027	-	595,528	595,528	46,000,000
74	9/23/2027	-	591,898	591,898	46,000,000
75	12/23/2027	-	582,205	582,205	46,000,000
76	3/23/2028	-	579,339	579,339	46,000,000
77	6/23/2028	-	583,246	583,246	46,000,000
78	9/23/2028	-	593,736	593,736	46,000,000
79	12/23/2028	-	579,250	579,250	46,000,000
80	3/23/2029	-	546,848	546,848	46,000,000
81	6/23/2029	-	591,112	591,112	46,000,000
82	9/23/2029	-	573,012	573,012	46,000,000
83	12/23/2029	-	573,799	573,799	46,000,000
84	3/23/2030	-	574,599	574,599	46,000,000
85	6/23/2030	-	575,408	575,408	46,000,000
86	9/23/2030	-	576,227	576,227	46,000,000
87	12/23/2030	-	577,054	577,054	46,000,000
88	3/23/2031	-	577,886	577,886	46,000,000
89	6/23/2031	-	578,723	578,723	46,000,000
90	9/23/2031	-	585,931	585,931	46,000,000
91	12/23/2031	-	580,403	580,403	46,000,000

92	3/23/2032	-	581,244	581,244	46,000,000
93	6/23/2032	-	588,479	588,479	46,000,000
94	9/23/2032	-	589,324	589,324	46,000,000
95	12/23/2032	-	583,749	583,749	46,000,000
96	3/23/2033	-	578,150	578,150	46,000,000
97	6/23/2033	-	591,823	591,823	46,000,000
98	9/23/2033	-	592,639	592,639	46,000,000
99	12/23/2033	-	586,993	586,993	46,000,000
100	3/23/2034	-	581,317	581,317	46,000,000
101	6/23/2034	-	595,012	595,012	46,000,000
102	9/23/2034	-	608,725	608,725	46,000,000
103	12/23/2034	1,113,765	596,518	1,710,283	44,886,235
104	3/23/2035	44,646,732	551,109	45,197,841	-

NPV	0.00
Market Value	69.66%

ALESCO Preferred Funding VII: C1

Assumptions	
Discount Rate	8%
Prepays	0%
Future Defaults	None

Period	Date	Principal	Interest	Cash Flow	Balance
0	3/23/2009	-	-	(82,810,719)	123,500,000
1	6/23/2009	-	860,634	860,634	123,500,000
2	9/23/2009	-	1,108,199	1,108,199	123,500,000
3	12/23/2009	-	1,138,087	1,138,087	123,500,000
4	3/23/2010	-	1,171,269	1,171,269	123,500,000
5	6/23/2010	-	1,208,942	1,208,942	123,500,000
6	9/23/2010	-	929,372	929,372	123,500,000
7	12/23/2010	-	671,431	671,431	123,500,000
8	3/23/2011	-	582,215	582,215	123,500,000
9	6/23/2011	-	788,526	788,526	123,500,000
10	9/23/2011	-	1,113,244	1,113,244	123,500,000
11	12/23/2011	-	1,373,944	1,373,944	123,500,000
12	3/23/2012	-	1,533,899	1,533,899	123,500,000
13	6/23/2012	-	1,581,457	1,581,457	123,500,000
14	9/23/2012	-	1,460,033	1,460,033	123,500,000
15	12/23/2012	-	1,413,608	1,413,608	123,500,000
16	3/23/2013	-	1,409,161	1,409,161	123,500,000
17	6/23/2013	-	1,458,432	1,458,432	123,500,000
18	9/23/2013	-	1,523,518	1,523,518	123,500,000
19	12/23/2013	-	1,571,309	1,571,309	123,500,000
20	3/23/2014	-	1,596,456	1,596,456	123,500,000
21	6/23/2014	-	1,596,066	1,596,066	123,500,000
22	9/23/2014	-	1,606,832	1,606,832	123,500,000
23	12/23/2014	-	1,592,257	1,592,257	123,500,000
24	3/23/2015	-	1,590,088	1,590,088	123,500,000
25	6/23/2015	-	1,665,344	1,665,344	123,500,000
26	9/23/2015	-	1,686,235	1,686,235	123,500,000
27	12/23/2015	-	1,689,008	1,689,008	123,500,000
28	3/23/2016	-	1,699,016	1,699,016	123,500,000
29	6/23/2016	-	1,715,665	1,715,665	123,500,000
30	9/23/2016	-	1,707,004	1,707,004	123,500,000
31	12/23/2016	-	1,677,399	1,677,399	123,500,000
32	3/23/2017	-	1,645,773	1,645,773	123,500,000
33	6/23/2017	-	1,667,330	1,667,330	123,500,000
34	9/23/2017	-	1,694,914	1,694,914	123,500,000
35	12/23/2017	-	1,681,351	1,681,351	123,500,000
36	3/23/2018	-	1,572,700	1,572,700	123,500,000
37	6/23/2018	-	1,753,927	1,753,927	123,500,000
38	9/23/2018	-	1,731,008	1,731,008	123,500,000
39	12/23/2018	-	1,751,653	1,751,653	123,500,000

40	3/23/2019	-	1,758,255	1,758,255	123,500,000
41	6/23/2019	-	1,750,509	1,750,509	123,500,000
42	9/23/2019	-	1,740,719	1,740,719	123,500,000
43	12/23/2019	-	1,737,864	1,737,864	123,500,000
44	3/23/2020	-	1,742,913	1,742,913	123,500,000
45	6/23/2020	-	1,774,856	1,774,856	123,500,000
46	9/23/2020	-	1,782,408	1,782,408	123,500,000
47	12/23/2020	-	1,765,963	1,765,963	123,500,000
48	3/23/2021	-	1,713,941	1,713,941	123,500,000
49	6/23/2021	-	1,713,503	1,713,503	123,500,000
50	9/23/2021	-	1,682,569	1,682,569	123,500,000
51	12/23/2021	-	1,657,618	1,657,618	123,500,000
52	3/23/2022	-	1,658,795	1,658,795	123,500,000
53	6/23/2022	-	1,741,783	1,741,783	123,500,000
54	9/23/2022	-	1,787,892	1,787,892	123,500,000
55	12/23/2022	-	1,795,491	1,795,491	123,500,000
56	3/23/2023	-	1,782,311	1,782,311	123,500,000
57	6/23/2023	-	1,807,669	1,807,669	123,500,000
58	9/23/2023	-	1,824,586	1,824,586	123,500,000
59	12/23/2023	-	1,784,636	1,784,635	123,500,000
60	3/23/2024	-	1,690,119	1,690,119	123,500,000
61	6/23/2024	-	1,711,995	1,711,995	123,500,000
62	9/23/2024	-	1,696,770	1,696,770	123,500,000
63	12/23/2024	-	1,681,643	1,681,643	123,500,000
64	3/23/2025	-	1,666,669	1,666,669	123,500,000
65	6/23/2025	-	1,651,919	1,651,919	123,500,000
66	9/23/2025	-	1,655,456	1,655,456	123,500,000
67	12/23/2025	-	1,623,366	1,623,366	123,500,000
68	3/23/2026	-	1,592,012	1,592,012	123,500,000
69	6/23/2026	-	1,614,080	1,614,080	123,500,000
70	9/23/2026	-	1,601,345	1,601,345	123,500,000
71	12/23/2026	-	1,571,978	1,571,978	123,500,000
72	3/23/2027	-	1,543,579	1,543,579	123,500,000
73	6/23/2027	-	1,567,301	1,567,301	123,500,000
74	9/23/2027	-	1,557,557	1,557,557	123,500,000
75	12/23/2027	-	1,531,875	1,531,875	123,500,000
76	3/23/2028	-	1,524,180	1,524,180	123,500,000
77	6/23/2028	-	1,534,327	1,534,327	123,500,000
78	9/23/2028	-	1,561,806	1,561,806	123,500,000
79	12/23/2028	-	1,540,160	1,540,160	123,500,000
80	3/23/2029	-	1,421,789	1,421,789	123,500,000
81	6/23/2029	-	1,554,761	1,554,761	123,500,000
82	9/23/2029	-	1,507,196	1,507,196	123,500,000
83	12/23/2029	-	1,509,309	1,509,309	123,500,000
84	3/23/2030	-	1,511,454	1,511,454	123,500,000
85	6/23/2030	-	1,513,629	1,513,629	123,500,000
86	9/23/2030	-	1,515,827	1,515,827	123,500,000
87	12/23/2030	-	1,518,046	1,518,046	123,500,000
88	3/23/2031	-	1,520,280	1,520,280	123,500,000
89	6/23/2031	-	1,522,527	1,522,527	123,500,000
90	9/23/2031	-	1,541,537	1,541,537	123,500,000
91	12/23/2031	-	1,527,039	1,527,039	123,500,000
92	3/23/2032	-	1,529,296	1,529,296	123,500,000
93	6/23/2032	-	1,548,378	1,548,378	123,500,000
94	9/23/2032	-	1,550,647	1,550,647	123,500,000
95	12/23/2032	-	1,536,022	1,536,022	123,500,000
96	3/23/2033	-	1,521,331	1,521,331	123,500,000
97	6/23/2033	-	1,557,355	1,557,355	123,500,000
98	9/23/2033	-	1,559,545	1,559,545	123,500,000
99	12/23/2033	-	1,544,729	1,544,729	123,500,000
100	3/23/2034	-	1,529,834	1,529,834	123,500,000
101	6/23/2034	-	1,565,917	1,565,917	123,500,000
102	9/23/2034	-	1,602,048	1,602,048	123,500,000
103	12/23/2034	-	1,587,025	1,587,025	123,500,000
104	3/23/2035	19,166,943	1,537,735	20,704,677	104,333,057
105	6/23/2035	104,333,057	1,271,741	105,604,798	-

NPV	0.00
Market Value	67.05%

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing
03/31/09

FTN FINANCIAL SECURITIES CORP
A Subsidiary of First Tennessee Bank National Association

Input------>	Original Face	500,000	518,786	current face
Input--> 3/31	Book Value	505,401	97.42	book price
Input------>	Scenario #	1		
Floating Rate Description		Current Qtr		
3M LIBOR (for all periods)		1.320000%		
Spread		2.100000%		
Current Coupon/Yield		3.420000%		

RESULTS		Discount Rate
PV for Previous Qtr Projected Cash Flows	505,401	6.75%
PV for Current Qtr Projected Cash Flows	309,233	8.00%
Change	(196,168)	
% Change	-38.81%	

Previously Projected Cashflows December 31, 2008

Currently Projected Cashflows March 31, 2009

Deal	Class	Description	Type	QIB	AI	Reg S
XXII	D	Mezzanine Floating	Floating	74042MAN6	74042MAP1	G72221AG2

Previously Projected Cashflows – Assumptions:
Prepayments - 5% in yr 5; 2% in yrs 6 - 29 annually; 100% at maturity.

Defaults - 0.75% applied annually. 15% recovery with 2 yr lag.

Specific Defaults:
HomeBanc Corp ($55mm bank issuer) default 9/07 with 0% recovery.
IndyMac Bancorp ($25mm bank issuer) default 6/08 with 0% recovery.
Integrity Bancshares-GA ($15mm bank issuer) default 6/08 with 0% recovery.
AmericanWest Bancorp ($7mm bank issuer) defers 9/08 with 80% recovery 9/10.
American Founders Bancorp ($20mm bank issuer) defers 9/08 with 80% recovery 9/10.
Butler Bancorp Inc ($7mm bank issuer) defers 12/08 with 80% recovery 12/10.
HomeStreet Inc ($20mm bank issuer) defers 12/08 with 50% recovery 12/10.
America West Bank Members ($4mm issuer) defers 12/08 with 50% recovery on 12/10.

Projected Deferrals:
None

Currently Projected Cashflows – Assumptions:
Prepayments - 2% annually; 100% at maturity.

Scenario 1 (Base) Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.

Specific Deferrals/Defaults:
HomeBanc Corp ($55mm bank issuer) defaults 9/07 with a 0% recovery.
IndyMac Bancorp ($25mm bank issuer) defaults 6/08 with a 0% recovery.
Integrity Bancshares-GA ($15mm bank issuer) defaults 6/08 with a 0% recovery.
AmericanWest Bancorporation ($7mm bank issuer) defers 9/08 with 15% recovery 9/10.
American Founders Bancorp ($20mm bank issuer) defers 9/08 with 15% recovery 9/10.
Butler Bancorp Inc ($7mm bank issuer) defers 12/08 with 15% recovery 12/10.
HomeStreet Inc ($20mm bank issuer) defers 12/08 with 15% recovery 12/10.
America West Bank Members LC ($4mm issuer) defers 12/08 with 15% recovery on 12/10.
First Regional Bancorp ($10mm issuer) defers 3/09 with 15% recovery on 3/11.
Security Bank Corporation ($12mm bank issuer) defers 3/09 with 15% recovery on 3/11.
FirstFed Financial Corp. ($35mm bank issuer) defers 3/09 with 15% recovery on 3/11.

Projected Deferrals:
None

				IRR	PV disc @				IRR	PV disc @	
				3.52%	6.75%				1.23%	8.00%	
Date	**Balance**	**Principal**	**Interest**	**Total Cashflow**	**Discounted Cashflow**	**Balance**	**Principal**	**Interest**	**Total Cashflow**	**Discounted Cashflow**	
Book Value------>				(505,401)		**Book Value------>**			(505,401)		
Net PV------>					505,401	**Net PV------>**				309,233	
3/22/2009	513,472					518,786					
6/22/2009	524,406	(10,934)	4,390	(6,544)	(6,487)	523,273	(4,483)	4,430	(49)	(49)	01.18563
9/22/2009	530,244	(5,838)	4,484	(1,354)	(1,331)	529,370	(6,096)	4,474	(1,622)	(1,594)	
12/22/2009	536,230	(5,986)	4,534	(1,452)	(1,414)	535,307	(5,937)	4,526	(1,411)	(1,374)	
3/22/2010	541,653	(5,423)	4,585	(839)	(810)	541,656	(6,349)	4,577	(1,772)	(1,711)	
6/22/2010	546,036	(4,383)	4,631	248	238	547,628	(5,971)	4,631	(1,340)	(1,283)	
9/22/2010	549,569	(3,533)	4,669	1,135	1,077	552,326	(4,699)	4,682	(16)	(15)	
12/22/2010	553,066	(3,497)	4,699	1,202	1,131	556,048	(3,722)	4,722	1,000	941	
3/22/2011	550,067	2,999	4,729	7,727	7,204	559,752	(3,704)	4,754	1,050	979	
6/22/2011	555,953	(5,886)	4,703	(1,183)	(1,093)	564,821	(5,069)	4,786	(283)	(262)	
9/22/2011	536,653	19,300	4,753	24,053	22,036	571,427	(6,606)	4,829	(1,776)	(1,627)	
12/22/2011	518,231	18,423	4,588	23,011	20,897	579,189	(7,762)	4,886	(2,876)	(2,612)	
3/22/2012	495,928	22,302	4,431	26,733	24,066	587,577	(8,388)	4,952	(3,436)	(3,093)	
6/22/2012	501,865	(5,937)	4,240	(1,696)	(1,514)	595,946	(8,372)	5,024	(3,348)	(2,986)	
9/22/2012	493,662	8,203	4,291	12,494	11,052	604,271	(8,322)	5,095	(3,227)	(2,854)	
12/22/2012	492,104	1,556	4,221	5,779	5,067	612,236	(7,958)	5,167	(2,801)	(2,456)	
3/22/2013	490,306	1,798	4,207	6,006	5,220	620,067	(7,829)	5,235	(2,594)	(2,255)	
6/22/2013	488,802	1,504	4,192	5,696	4,908	628,809	(8,742)	5,302	(3,441)	(2,965)	
9/22/2013	487,028	1,774	4,179	5,954	5,085	637,672	(8,862)	5,376	(3,486)	(2,978)	
12/22/2013	485,492	1,536	4,164	5,700	4,826	646,875	(9,203)	5,452	(3,751)	(3,176)	
3/22/2014	483,730	1,762	4,151	5,913	4,963	656,342	(9,467)	5,531	(3,936)	(3,304)	
6/22/2014	482,187	1,543	4,136	5,678	4,724	665,995	(9,653)	5,612	(4,041)	(3,362)	
9/22/2014	480,391	1,796	4,123	5,919	4,881	675,823	(9,828)	5,694	(4,134)	(3,409)	
12/22/2014	478,850	1,542	4,107	5,649	4,618	685,840	(10,017)	5,778	(4,239)	(3,465)	
3/22/2015	477,069	1,781	4,094	5,875	4,761	696,065	(10,225)	5,864	(4,361)	(3,534)	
6/22/2015	475,522	1,547	4,079	5,626	4,519	706,518	(10,453)	5,951	(4,502)	(3,616)	
9/22/2015	473,730	1,792	4,066	5,858	4,665	717,316	(10,797)	6,041	(4,757)	(3,788)	
12/22/2015	472,179	1,551	4,050	5,601	4,421	728,217	(10,901)	6,133	(4,768)	(3,764)	
3/22/2016	470,364	1,815	4,037	5,852	4,579	739,328	(11,112)	6,226	(4,885)	(3,823)	
6/22/2016	468,802	1,562	4,022	5,584	4,331	750,764	(11,436)	6,321	(5,115)	(3,967)	
9/22/2016	466,951	1,850	4,008	5,859	4,505	762,390	(11,626)	6,419	(5,207)	(4,004)	
12/22/2016	465,359	1,592	3,992	5,585	4,257	774,061	(11,671)	6,518	(5,153)	(3,927)	
3/22/2017	463,499	1,860	3,979	5,839	4,412	785,753	(11,692)	6,618	(5,074)	(3,834)	
6/22/2017	461,855	1,644	3,963	5,607	4,200	797,841	(12,088)	6,718	(5,370)	(4,022)	
9/22/2017	460,112	1,743	3,949	5,692	4,226	810,078	(12,237)	6,822	(5,416)	(4,021)	
12/22/2017	458,350	1,762	3,934	5,696	4,192	807,746	2,333	6,926	9,259	6,814	
3/22/2018	456,588	1,761	3,919	5,680	4,144	798,668	9,078	6,906	15,984	11,661	
6/22/2018	454,838	1,750	3,904	5,654	4,069	810,932	(12,264)	6,829	(5,435)	(3,931)	
9/22/2018	453,096	1,742	3,889	5,631	4,037	804,411	6,521	6,933	13,455	9,645	
12/22/2018	451,341	1,755	3,874	5,629	4,000	795,208	9,202	6,878	16,080	11,427	

22 - PreTSL XXII - OTTI3 31 09(1) Class: D 1 of 4 1/25/2010

IRR	PV disc @					IRR	PV disc @		
				3.52%	6.75%					1.23%	6.00%		
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow		Balance	Principal	Interest	Total Cashflow	Discounted Cashflow		
3/22/2019	449,567	1,774	3,859	5,633	3,968		784,168	11,040	6,799	17,839	12,587		
6/22/2019	447,842	1,726	3,844	5,569	3,909		796,745	(12,577)	6,705	(5,872)	(4,100)		
9/22/2019	446,054	1,788	3,829	5,617	3,868		790,597	6,148	6,812	12,960	8,971		

22 - PreTSL XXII - OTTI3 31 09(1) Class: D
2 of 4
1/25/2010

IRR	PV disc @				IRR	FV disc @
				3.52%	4.75%				1.23%	8.00%
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
12/22/2019	444,267	1,787	3,814	5,601	3,843	782,035	8,560	6,760	15,320	10512
3/22/2020	442,458	1,808	3,798	5,607	3,814	773,352	8,684	6,686	15,371	10,455
6/22/2020	440,551	1,807	3,783	5,590	3,769	785,450	(12,097)	6,612	(5,485)	(3,698)
9/22/2020	439,113	1,539	3,768	5,306	3,547	777,829	7,621	6,716	14,337	9,582
12/22/2020	439,113	-	3,754	3,754	2,487	769,624	8,204	6,650	14,855	9,842
3/22/2021	439,113	-	3,754	3,754	2,466	761,297	8,326	6,580	14,908	9,791
6/22/2021	438,432	681	3,754	4,435	2,867	773,314	(12,018)	6,509	(5,508)	(3,586)
9/22/2021	438,432	-	3,749	3,749	2,419	766,045	7,269	6,612	13,881	8,958
12/22/2021	438,432	-	3,749	3,749	2,398	758,565	7,480	6,550	14,029	8,975
3/22/2022	438,432	-	3,749	3,749	2,377	750,897	7,668	6,486	14,154	8,976
6/22/2022	438,432	-	3,749	3,749	2,356	762,510	(11,613)	6,420	(5,193)	(3,264)
9/22/2022	438,432	-	3,749	3,749	2,336	755,403	7,107	6,519	13,626	8,491
12/22/2022	438,432	-	3,749	3,749	2,316	748,140	7,263	6,459	13,722	8,478
3/22/2023	438,432	-	3,749	3,749	2,295	740,772	7,368	6,397	13,764	8,428
6/22/2023	438,432	-	3,749	3,749	2,276	752,218	(11,446)	6,334	(5,112)	(3,103)
9/22/2023	438,432	-	3,749	3,749	2,255	745,795	6,423	6,431	12,855	7,735
12/22/2023	438,432	-	3,749	3,749	2,236	738,983	6,812	6,377	13,188	7,866
3/22/2024	438,432	-	3,749	3,749	2,216	732,125	6,858	6,318	13,177	7,791
6/22/2024	438,432	-	3,749	3,749	2,197	743,563	(11,438)	6,260	(5,179)	(3,035)
9/22/2024	438,432	-	3,749	3,749	2,178	739,819	3,744	6,357	10,101	5,869
12/22/2024	438,432	-	3,749	3,749	2,159	733,235	6,584	6,325	12,910	7,435
3/22/2025	438,432	-	3,749	3,749	2,140	726,701	6,534	6,269	12,803	7,309
6/22/2025	438,432	-	3,749	3,749	2,121	737,303	(10,602)	6,213	(4,389)	(2,484)
9/22/2025	438,432	-	3,749	3,749	2,103	732,056	5,247	6,304	11,551	6,480
12/22/2025	438,432	-	3,749	3,749	2,085	725,563	6,493	6,259	12,752	7,091
3/22/2026	438,432	-	3,749	3,749	2,066	719,428	6,135	6,204	12,339	6,802
6/22/2026	438,432	-	3,749	3,749	2,048	729,569	(10,141)	6,151	(3,990)	(2,180)
9/22/2026	438,432	-	3,749	3,749	2,030	724,729	4,840	6,238	11,078	6,000
12/22/2026	438,432	-	3,749	3,749	2,013	718,372	6,358	6,196	12,554	6,741
3/22/2027	438,432	-	3,749	3,749	1,995	711,870	6,502	6,142	12,644	6,730
6/22/2027	438,432	-	3,749	3,749	1,978	721,716	(9,846)	6,086	(3,760)	(1,984)
9/22/2027	438,432	-	3,749	3,749	1,961	717,479	4,237	6,171	10,408	5,443
12/22/2027	438,432	-	3,749	3,749	1,943	711,302	6,177	6,134	12,311	6,383
3/22/2028	438,432	-	3,749	3,749	1,927	705,022	6,280	6,082	12,362	6,353
6/22/2028	438,432	-	3,749	3,749	1,910	714,560	(9,538)	6,028	(3,510)	(1,788)
9/22/2028	438,432	-	3,749	3,749	1,893	710,032	4,528	6,109	10,638	5,372
12/22/2028	438,432	-	3,749	3,749	1,877	704,050	5,982	6,071	12,053	6,034
3/22/2029	438,432	-	3,749	3,749	1,860	698,570	5,480	6,020	11,499	5,706
6/22/2029	438,432	-	3,749	3,749	1,844	707,948	(9,378)	5,973	(3,405)	(1,675)
9/22/2029	438,432	-	3,749	3,749	1,828	704,978	2,970	6,063	9,033	4,400
12/22/2029	438,432	-	3,749	3,749	1,812	699,503	5,476	6,028	11,504	5,560
3/22/2030	438,432	-	3,749	3,749	1,796	692,854	6,648	5,981	12,629	6,051
6/22/2030	438,432	-	3,749	3,749	1,780	702,438	(9,584)	5,924	(3,660)	(1,738)
9/22/2030	438,432	-	3,749	3,749	1,765	700,036	2,402	6,006	8,408	3,959
12/22/2030	438,432	-	3,749	3,749	1,750	695,019	5,017	5,985	11,002	5,135
3/22/2031	438,432	-	3,749	3,749	1,734	690,130	4,889	5,942	10,832	5,011
6/22/2031	438,432	-	3,749	3,749	1,719	699,453	(9,323)	5,901	(3,422)	(1,570)
9/22/2031	438,432	-	3,749	3,749	1,704	696,253	3,200	5,960	9,160	4,174
12/22/2031	438,432	-	3,749	3,749	1,689	691,687	4,665	5,953	10,618	4,740
3/22/2032	438,432	-	3,749	3,749	1,675	687,095	4,592	5,914	10,506	4,693
6/22/2032	438,432	-	3,749	3,749	1,660	696,562	(9,467)	5,875	(3,592)	(1,591)
9/22/2032	438,432	-	3,749	3,749	1,646	694,297	2,265	5,956	8,221	3,409
12/22/2032	438,432	-	3,749	3,749	1,631	690,200	4,097	5,936	10,033	4,366
3/22/2033	438,432	-	3,749	3,749	1,617	686,055	4,145	5,901	10,046	4,333
6/22/2033	438,432	-	3,749	3,749	1,603	695,588	(9,533)	5,866	(3,668)	(1,568)
9/22/2033	438,432	-	3,749	3,749	1,589	693,816	1,773	5,947	7,720	3,272
12/22/2033	438,432	-	3,749	3,749	1,575	690,197	3,619	5,932	9,551	4,013
3/22/2034	438,432	-	3,749	3,749	1,561	686,512	3,685	5,901	9,586	3,993
6/22/2034	438,432	-	3,749	3,749	1,548	696,128	(9,616)	5,870	(3,747)	(1,647)
9/22/2034	438,432	-	3,749	3,749	1,534	692,543	3,585	5,952	9,537	3,903
12/22/2034	438,432	-	3,749	3,749	1,521	689,288	3,255	5,921	9,176	3,723
3/22/2035	438,432	-	3,749	3,749	1,508	686,498	2,790	5,893	8,683	3,492
6/22/2035	438,432	-	3,749	3,749	1,494	682,851	3,648	5,870	9,517	3,794
9/22/2035	438,432	-	3,749	3,749	1,481	680,852	1,999	5,838	7,838	3,097
12/22/2035	438,432	-	3,749	3,749	1,468	677,769	3,083	5,821	8,904	3,488
3/22/2036	438,432	-	3,749	3,749	1,456	675,220	2,549	5,795	8,344	3,340
6/22/2036	-	438,432	3,749	442,180	170,204	673,755	1,465	5,773	7,238	2,786
9/22/2036	-	-	-	-	-	517,692	156,063	5,761	161,824	61,747
		513472	427,839	941,311	505,401		1,097	656,424	659,521	309,233

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Equity Capital Markets Corp (FTN Equity Capital) are wholly owned subsidiaries of FTB. FFSC and FTN Equity Capital are members of the FINRA and SIPC—http://www.sipc.org/. Equity research is provided by FTN Equity Capital. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

22 - PreTSL XXII - OTTI 3 31 09(1) Class: D

3 of 4

1/25/2010

IRR	PV disc @					IRR	PV disc @		
				3.52%	4.75%					1.23%	6.00%		
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow		Balance	Principal	Interest	Total Cashflow	Discounted Cashflow		

22 - PreTSL XXII - OTTI 3 31 09(1) Class: D 4 of 4 1/25/2010

Attachment D

Individual and Pooled Trust Perferred Securities
With At Least One Rating Below Investment Grade at 9-30-09

Information below as of 6/30/09

	Book Value	Fair Value	Level 2 or Level 3 Pricing	Unrealized Gain (Loss)	Lowest credit rating assigned	Rating agency for lowest	Other credit rating assigned	Other rating agency	Actual deferrals/defaults as % of original collateral
Countrywide Capital IV	$ 1,768,633.62	$ 1,424,000.00	3	$ (344,633.62)	B	S&P	Baa3	Moodys	N/A
Countrywide Cap V	$ 2,746,668.63	$ 2,200,000.00	3	$ (546,668.63)	B	S&P	Baa3	Moodys	N/A
Countrywide Cap V	$ 249,518.07	$ 200,000.00	3	$ (49,518.07)	B	S&P	Baa3	Moodys	N/A
NPB Cap Trust II	$ 897,950.00	$ 700,401.00	2	$ (197,549.00)	NR	N/A	NR	N/A	N/A
Citigroup Cap IX	$ 990,374.76	$ 800,000.00	3	$ (190,374.76)	CC	S&P	Baa3	Moodys	N/A
Citigroup Cap IX	$ 1,900,837.59	$ 1,543,800.00	3	$ (357,037.59)	CC	S&P	Baa3	Moodys	N/A
Citigroup Cap XI	$ 245,128.73	$ 200,000.00	3	$ (45,128.73)	CC	S&P	Baa3	Moodys	N/A
IBC Cap Fin II	$ 666,975.00	$ 533,580.00	3	$ (133,395.00)	NR	N/A	NR	N/A	N/A
BFC Capital Trust	$ 1,500,000.00	$ 1,500,000.00	2	$ -	NR	N/A	NR	N/A	N/A
BAC Capital Trust X	$ 2,495,667.94	$ 2,000,000.00	3	$ (495,667.94)	B	S&P	Baa3	Moodys	N/A
Nationsbank Cap Trust III	$ 1,567,273.72	$ 1,273,600.00	3	$ (293,673.72)	B	S&P	Baa3	Moodys	N/A
ALESCO Preferred Funding VI	$ 3,041,175.00	$ 1,941,182.00	3	$ (1,099,993.00)	Ca	Moodys	Ca	Moodys	26.1%
ALESCO Preferred Funding VII	$ 3,000,000.00	$ 2,191,800.00	3	$ (808,200.00)	Ca	Moodys	Ca	Moodys	20.6%
Bank of Florida Junior Subordinated Debt	$ 3,000,000.00	$ 2,400,000.00	3	$ (600,000.00)	NR	N/A	NR	N/A	N/A

Level 3 Pricing
At June 30, 2009

	Agency Ratings	Book Value	Par Value	Mkt Px	New Px	PX Adj	E-folio Market Value	E-folio Gain/Loss	Adjustment to Market	Adjusted Gain/Loss	Edit Check	
Preferred Securities - ALL	**Moody's**											
CITIGROUP CAP IX	Baa3	$ 990,374.76	$ 1,000,000.00	$ 53.40	$ 80.00	$ 26.60	$ 534,000.00	$ (456,374.76)	$ 266,000.00	$ (190,374.76)	$ (190,374.76)	$ -
CITIGROUP CAP IX	Baa3	$ 1,900,837.59	$ 1,929,750.00	$ 53.40	$ 80.00	$ 26.60	$ 1,030,486.50	$ (870,351.09)	$ 513,313.50	$ (357,037.59)	$ (357,037.59)	$ -
CITIGROUP CAP XI	Baa3	$ 245,128.73	$ 250,000.00	$ 55.52	$ 80.00	$ 24.48	$ 138,800.00	$ (106,328.73)	$ 61,200.00	$ (45,128.73)	$ (45,128.73)	$ -
COUNTRYWIDE CAP V	Baa3	$ 249,518.07	$ 250,000.00	$ 65.32	$ 80.00	$ 14.68	$ 163,300.00	$ (86,218.07)	$ 36,700.00	$ (49,518.07)	$ (49,518.07)	$ -
COUNTRYWIDE CAP V	Baa3	$ 2,746,668.63	$ 2,750,000.00	$ 65.32	$ 80.00	$ 14.68	$ 1,796,300.00	$ (950,368.63)	$ 403,700.00	$ (546,668.63)	$ (546,668.63)	$ -
COUNTRYWIDE CAPITAL IV	Baa3	$ 1,768,633.62	$ 1,780,000.00	$ 66.94	$ 80.00	$ 13.06	$ 1,175,512.00	$ (593,121.62)	$ 248,488.00	$ (344,633.62)	$ (344,633.62)	$ -
BC CPFIN II	NR	$ 666,975.00	$ 666,975.00	$ 60.00	$ 80.00	$ 20.00	$ 400,185.00	$ (266,790.00)	$ 133,395.00	$ (133,395.00)	$ (133,395.00)	$ -
BAC CAPITAL TRUST X	Baa3	$ 2,495,667.94	$ 2,500,000.00	$ 68.84	$ 80.00	$ 11.16	$ 1,721,000.00	$ (774,667.94)	$ 279,000.00	$ (495,667.94)	$ (495,667.94)	$ -
NATIONSBANK CAP TRUST I	Baa3	$ 1,367,273.72	$ 1,592,000.00	$ 59.85	$ 80.00	$ 20.15	$ 609,463.38	$ (757,810.34)	$ 464,136.62	$ (293,673.72)	$ (293,673.72)	$ -
PRETZL	NR	$ 909,387.38	$ 909,387.38	$ 1.11	$ 41.15	$ 39.44	$ 8,700.34	$ (500,687.04)	$ 200,912.57	$ (299,774.47)	$ (299,774.47)	$ -
Sub totals		**$ 13,140,465.44**	**$ 13,228,112.38**				**$ 7,777,747.22**	**$ (5,362,718.22)**	**$ 2,606,645.60**	**$ (2,756,872.63)**	**$ (2,756,872.63)**	
Preferred Securities - Pools												
ALESCO 6A	Ca	$ 3,041,175.00	$ 3,041,175.00	$ 7.34	$ 63.83	$ 56.48	$ 223,161.42	$ (2,818,013.58)	$ 1,718,020.58	$ (1,099,993.00)	$ (1,099,993.00)	$ -
ALESCO 7A	Ca	$ 3,000,000.00	$ 3,000,000.00	$ 6.62	$ 73.06	$ 66.44	$ 198,720.00	$ (2,801,280.00)	$ 1,993,080.00	$ (808,200.00)	$ (808,200.00)	$ -
Sub totals		**$ 6,041,175.00**	**$ 6,041,175.00**				**$ 421,881.42**	**$ (5,619,293.58)**	**$ 3,711,100.58**	**$ (1,908,193.00)**	**$ (1,908,193.00)**	
CMOs Variable	**S&P**											
FHAMS 2006 AA5-A1	AAA	$ 3,918,364.78	$ 3,918,364.78	$ 42.24	$ 82.90	$ 40.66	$ 1,655,207.01	$ (2,263,157.77)	$ 1,593,117.39	$ (670,040.38)	$ (670,040.38)	$ -
FHAMS 2006 AA5-A1	AAA	$ 1,505,734.59	$ 1,505,734.59	$ 42.24	$ 82.90	$ 40.66	$ 636,056.77	$ (869,677.82)	$ 612,187.21	$ (257,490.61)	$ (257,490.61)	$ -
FHAMS 2006 AA5-A1	AAA	$ 690,968.07	$ 690,968.07	$ 42.24	$ 82.90	$ 40.66	$ 291,880.74	$ (399,087.33)	$ 280,931.79	$ (118,155.54)	$ (118,155.54)	$ -
Sub totals		**$ 6,115,067.44**	**$ 6,115,067.44**				**$ 2,583,144.52**	**$ (3,531,922.92)**	**$ 2,486,246.39**	**$ (1,045,676.53)**	**$ (1,045,676.53)**	
Corporate Securities - ALL												
BANK OF FLORIDA JR DEBT	NR	$ 3,000,000.00	$ 3,000,000.00	$ 100.00	$ 80.00	$ (20.00)	$ 3,000,000.00	$ -	$ (600,000.00)	$ (600,000.00)	$ (600,000.00)	$ -
Lehman	NR	$ 560,000.00	$ 560,000.00	$ 15.00	$ 28.00	$ 13.00	$ 300,000.00	$ (260,000.00)	$ 260,000.00	Original par value was $2,000,000. Total OTTI charge to date = $1,440,000		
Sub totals		**$ 3,560,000.00**	**$ 3,560,000.00**				**$ 3,300,000.00**	**$ (260,000.00)**	**$ (340,000.00)**	**$ (600,000.00)**	**$ (600,000.00)**

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing
06/30/09

FTN FINANCIAL SECURITIES CORP
A Subsidiary of First Tennessee Bank National Association

Input----->	Original Face	560,000		509,387	current face
Input-->	Book Value	505,401	509,387	99.22	book price
Input----->	Scenario #	4	4		
		3/31/09	6/30/09		

RESULTS			Discount Rate
PV for Previous Qtr Projected Cash Flows		810,690	2.43%
PV for Current Qtr Projected Cash Flows		568,301	2.43%
	Change	(242,389)	
	% Change	-29.90%	

Previously Projected Cashflows — March 31, 2009

Currently Projected Cashflows — June 30, 2009

Deal	Class	Description	Type	QIB	AI	Reg S
XXV	D-1	Mezzanine Floating	Floating	74042FAL5	74042FAM3	G7222UAG8

Assumptions:

Prepayments - 0% annually; 100% at maturity.

Scenario 4 (Base) Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.

Specific Deferrals/Defaults:
See March Deferral-Default Tab.

Assumptions:

Prepayments - 0% annually; 100% at maturity.

Scenario 4 (Base) Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.

Specific Deferrals/Defaults:
See June Deferral-Default Tab.

				IRR	PV disc @				IRR	PV disc @	
				2.43%	2.43%				2.90%	2.43%	
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	
Book Value----->				(505,401)		Book Value----->			(509,387)		OTTI Test
Net PV----->					810,090	Net PV----->				568,301	111.67%
6/22/2009	509,367					509,387					
9/22/2009	514,932	-	-	-	-	512,550	-	-	-	-	
12/22/2009	520,316	-	-	-	-	517,215	-	-	-	-	
3/22/2010	526,098	-	-	-	-	522,000	-	-	-	-	
6/22/2010	531,494	-	-	-	-	527,219	-	-	-	-	
9/22/2010	535,647	-	-	-	-	531,755	-	-	-	-	
12/22/2010	538,850	-	-	-	-	535,345	-	-	-	-	
3/22/2011	542,038	-	-	-	-	538,504	-	-	-	-	
6/22/2011	546,529	-	-	-	-	542,376	-	-	-	-	
9/22/2011	552,501	-	-	-	-	547,796	-	-	-	-	
12/22/2011	559,567	-	-	-	-	554,661	-	-	-	-	
3/22/2012	567,267	-	-	-	-	562,659	-	-	-	-	
6/22/2012	574,914	-	-	-	-	571,224	-	-	-	-	
9/22/2012	582,492	-	-	-	-	579,906	-	-	-	-	
12/22/2012	589,731	-	-	-	-	588,262	-	-	-	-	
3/22/2013	596,840	-	-	-	-	596,419	-	-	-	-	
6/22/2013	604,767	-	-	-	-	605,431	-	-	-	-	
9/22/2013	612,852	-	-	-	-	614,611	-	-	-	-	
12/22/2013	621,232	-	-	-	-	624,215	-	-	-	-	
3/22/2014	629,853	-	-	-	-	634,180	-	-	-	-	
6/22/2014	638,638	-	-	-	-	644,425	-	-	-	-	
9/22/2014	647,579	-	-	-	-	654,884	-	-	-	-	
12/22/2014	656,666	-	-	-	-	665,540	-	-	-	-	
3/22/2015	665,978	-	-	-	-	676,380	-	-	-	-	
6/22/2015	675,475	-	-	-	-	687,397	-	-	-	-	
9/22/2015	681,215	-	4,065	4,065	3,494	698,716	-	-	-	-	
12/22/2015	661,499	19,715	9,836	29,551	26,246	710,113	-	-	-	-	
3/22/2016	671,091	-	-	-	-	721,741	-	-	-	-	
6/22/2016	659,660	11,432	9,846	21,298	17,075	733,769	-	-	-	-	
9/22/2016	639,671	19,985	9,709	29,698	24,914	746,095	-	-	-	-	
12/22/2016	619,621	20,050	9,307	29,357	24,480	758,560	-	-	-	-	
3/22/2017	628,516	-	-	-	-	771,128	-	-	-	-	
6/22/2017	612,939	15,576	9,187	24,763	20,400	784,183	-	-	-	-	
9/22/2017	591,204	21,735	8,931	30,667	25,111	797,422	-	-	-	-	
12/22/2017	570,305	20,899	8,508	29,407	23,934	810,688	-	-	-	-	
3/22/2018	578,425	-	-	-	-	823,962	-	-	-	-	
6/22/2018	566,218	12,207	8,438	20,645	16,601	837,876	-	-	-	-	
9/22/2018	547,021	19,197	8,472	27,669	22,114	851,853	-	-	-	-	

PreTSL XXV - OTTI Test (used current coupon) 6-30-09 Class: D

1 of 3

1/25/2010

IRR	PV disc @				IRR	PV disc @
				2.43%	2.43%				2.90%	2.43%
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
12/22/2018	525,746	21,275	7,964	29,239	23,228	865,602	-	-	-	-
3/22/2019	533,198	-	-	-	-	879,569	-	-	-	-
6/22/2019	520,694	12,504	8,134	20,638	16,198	894,650	-	-	-	-
9/22/2019	498,737	21,957	7,735	29,692	23,163	909,671	-	-	-	-
12/22/2019	493,428	5,309	7,433	12,743	9,861	925,058	-	-	-	-
3/22/2020	493,380	48	7,358	7,406	5,708	940,747	-	-	-	-
6/22/2020	491,601	1,779	7,344	9,123	6,969	956,661	-	-	-	-
9/22/2020	489,863	1,737	7,385	9,122	6,946	972,936	-	-	-	-
12/22/2020	488,125	1,738	7,272	9,011	6,820	989,246	-	-	-	-
3/22/2021	486,441	1,683	7,168	8,851	6,658	1,005,618	-	-	-	-
6/22/2021	484,692	1,750	7,306	9,056	6,771	1,022,642	-	-	-	-
9/22/2021	482,921	1,770	7,270	9,040	6,719	1,039,982	-	-	-	-
12/22/2021	481,150	1,772	7,135	8,907	6,560	1,057,429	-	-	-	-
3/22/2022	479,432	1,718	6,982	8,700	6,388	1,074,950	-	-	-	-
6/22/2022	477,646	1,786	7,047	8,833	6,447	1,093,100	-	-	-	-
9/22/2022	475,839	1,807	6,976	8,783	6,371	1,111,488	-	-	-	-
12/22/2022	474,032	1,807	6,858	8,665	6,248	1,129,934	-	-	-	-
3/22/2023	472,278	1,753	6,772	8,525	6,110	1,148,462	-	-	-	-
6/22/2023	470,457	1,821	6,935	8,756	6,238	1,167,725	-	-	-	-
9/22/2023	468,545	1,912	6,931	8,843	6,262	1,187,326	-	-	-	-
12/22/2023	466,702	1,843	6,823	8,666	6,099	1,207,008	-	-	-	-
3/22/2024	464,892	1,810	6,763	8,573	5,997	1,226,925	-	-	-	-
6/22/2024	463,181	1,711	6,699	8,410	5,866	1,247,661	-	-	-	-
9/22/2024	461,282	1,899	6,591	8,490	5,868	1,267,920	-	-	-	-
12/22/2024	459,405	1,877	6,502	8,379	5,756	1,288,286	-	-	-	-
3/22/2025	457,602	1,803	6,415	8,218	5,611	1,308,777	-	-	-	-
6/22/2025	455,690	1,912	6,329	8,241	5,593	1,329,391	-	-	-	-
9/22/2025	453,727	1,963	6,244	8,207	5,537	1,350,128	-	-	-	-
12/22/2025	451,818	1,909	6,160	8,069	5,410	1,370,966	-	-	-	-
3/22/2026	450,012	1,806	6,079	7,886	5,355	1,391,968	-	-	-	-
6/22/2026	448,038	1,974	6,002	7,976	5,283	1,413,075	-	-	-	-
9/22/2026	446,096	1,942	5,991	7,933	5,223	1,410,467	2,608	21,470	24,079	15,854
12/22/2026	444,157	1,939	5,852	7,791	5,098	1,405,822	4,645	21,016	25,661	16,794
3/22/2027	442,270	1,887	5,718	7,605	4,947	1,426,368	-	-	-	-
6/22/2027	441,075	1,196	5,778	6,974	4,509	1,429,163	-	18,351	18,351	11,865
9/22/2027	441,075	-	5,723	5,723	3,678	1,424,541	4,622	21,033	25,655	16,487
12/22/2027	441,075	-	5,626	5,626	3,594	1,419,793	4,748	20,597	25,344	16,190
3/22/2028	441,075	-	5,595	5,595	3,552	1,440,196	-	-	-	-
6/22/2028	441,075	-	5,629	5,629	3,552	1,442,717	-	18,292	18,292	11,544
9/22/2028	441,075	-	5,603	5,603	3,515	1,438,100	4,617	20,752	25,369	15,913
12/22/2028	441,075	-	5,521	5,521	3,442	1,433,396	4,704	20,367	25,071	15,632
3/22/2029	441,075	-	5,453	5,453	3,379	1,453,410	-	-	-	-
6/22/2029	441,075	-	5,583	5,583	3,409	1,456,396	-	17,769	17,769	10,945
9/22/2029	441,075	-	5,717	5,717	3,500	1,453,014	3,382	21,314	24,696	15,121
12/22/2029	441,075	-	5,547	5,547	3,376	1,448,772	4,242	20,653	24,895	15,160
3/22/2030	441,075	-	5,370	5,370	3,252	1,468,762	-	-	-	-
6/22/2030	441,075	-	5,756	5,756	3,461	1,472,737	-	17,724	17,724	10,657
9/22/2030	441,075	-	5,585	5,585	3,338	1,468,624	4,113	21,144	25,258	15,094
12/22/2030	441,075	-	5,598	5,598	3,325	1,465,022	3,602	21,157	24,759	14,767
3/22/2031	441,075	-	5,511	5,511	3,313	1,486,199	-	-	-	-
6/22/2031	441,075	-	5,624	5,624	3,300	1,490,085	-	17,670	17,670	10,370
9/22/2031	441,075	-	5,637	5,637	3,288	1,486,645	3,440	21,686	25,126	14,656
12/22/2031	441,075	-	5,650	5,650	3,276	1,483,731	2,914	21,710	24,624	14,277
3/22/2032	441,075	-	5,563	5,563	3,264	1,505,471	-	-	-	-
6/22/2032	441,075	-	5,739	5,739	3,287	1,509,941	-	17,906	17,906	10,266
9/22/2032	441,075	-	5,752	5,752	3,275	1,507,709	2,232	22,519	24,751	14,092
12/22/2032	441,075	-	5,703	5,703	3,227	1,505,534	2,175	22,315	24,490	13,859
3/22/2033	441,075	-	5,653	5,653	3,180	1,527,645	-	-	-	-
6/22/2033	441,075	-	5,791	5,791	3,238	1,533,057	-	17,596	17,596	9,836
9/22/2033	441,075	-	5,804	5,804	3,225	1,531,607	1,450	23,165	24,615	13,679
12/22/2033	441,075	-	5,753	5,753	3,178	1,530,215	1,392	22,964	24,356	13,453
3/22/2034	441,075	-	5,702	5,702	3,130	1,552,976	-	-	-	-
6/22/2034	441,075	-	5,840	5,840	3,187	1,558,109	-	17,553	17,553	9,579
9/22/2034	441,075	-	5,852	5,852	3,174	1,558,481	628	23,850	24,478	13,277
12/22/2034	441,075	-	5,800	5,800	3,127	1,557,913	568	23,651	24,219	13,058
3/22/2035	441,075	-	5,747	5,747	3,080	1,581,362	-	-	-	-
6/22/2035	441,075	-	5,885	5,885	3,135	1,588,258	-	17,503	17,503	9,323
9/22/2035	441,075	-	6,024	6,024	3,189	1,589,534	-	23,829	23,829	12,616
12/22/2035	441,075	-	5,841	5,841	3,074	1,589,841	-	24,079	24,079	12,672
3/22/2036	441,075	-	5,851	5,851	3,060	1,614,294	-	-	-	-
6/22/2036	441,075	-	5,859	5,859	3,046	1,621,217	-	17,966	17,966	9,341
9/22/2036	441,075	-	5,866	5,866	3,032	1,622,887	-	23,383	23,383	12,084

PreTSL XXV - OTTI Test (used current coupon) 6-30-09 Class: D 2 of 3 1/25/2010

IRR	PV disc @				IRR	PV disc @
				2.43%	2.43%				2.90%	2.43%
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
12/22/2006	441,075	-	5,876	5,876	3018	1,825,286	-	22,733	22,733	11,677
3/22/2007	441,075	-	5,883	5,883	3,004	1,635,667	-	14,846	14,846	7,580
6/22/2007	-	441,075	5,890	446,965	226816	1,365,252	270,415	6,776	277,191	140,663
		715,273	547,079	1,262,352	810,690		326,496	685,340	1,011,838	566,301

Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Equity Capital Markets Corp (FTN Equity Capital) are wholly owned subsidiaries of FTB. FFSC and FTN Equity Capital are members of the FINRA and SIPC— http://www.sipc.org/. Equity research is provided by FTN Equity Capital. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

PreTSL XXV - OTTI Test (used current coupon) 6-30-09 Class: D 3 of 3 1/25/2010

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing
06/30/09

FTN FINANCIAL SECURITIES CORP
A Subsidiary of First Tennessee Bank National Association

Input----->	Original Face	500,000		509,387	current face
Input-->	Book Value	505,401	509,387	99.22	book price
Input----->	Scenario #	4	4		
		3/31/09	6/30/09		

RESULTS		Discount Rate
PV for Previous Qtr Projected Cash Flows	406,912	6.75%
PV for Current Qtr Projected Cash Flows	209,604	6.75%
Change	(199,308)	
% Change	-48.74%	

Previously Projected Cashflows March 31, 2009

Currently Projected Cashflows June 30, 2009

Deal	Class	Description	Type	CIB	AI	Reg S
XXV	D-1	Mezzanine Floating	Floating	74042FAL5	74042FAM3	G7222UAG8

Assumptions:

Prepayments - 0% annually; 100% at maturity.

Scenario 4 (Base) Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.

Specific Deferrals/Defaults:
See March Deferral-Default Tab.

Assumptions:

Prepayments - 0% annually; 100% at maturity.

Scenario 4 (Base) Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.

Specific Deferrals/Defaults:
See June Deferral-Default Tab.

				IRR	PV disc @				IRR	PV disc @	
				6.75%	6.75%				2.90%	6.75%	
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Fair Value
Book Value----->				(505,401)		Book Value----->			(509,387)		41.15%
Net PV----->					406,912	Net PV----->				209,604	
6/22/2009	509,387					509,387					
9/22/2009	514,932	-	-	-	-	512,550	-	-	-	-	
12/22/2009	520,316	-	-	-	-	517,215	-	-	-	-	
3/22/2010	526,098	-	-	-	-	522,000	-	-	-	-	
6/22/2010	531,494	-	-	-	-	527,219	-	-	-	-	
9/22/2010	535,647	-	-	-	-	531,755	-	-	-	-	
12/22/2010	538,650	-	-	-	-	535,345	-	-	-	-	
3/22/2011	542,036	-	-	-	-	538,504	-	-	-	-	
6/22/2011	546,529	-	-	-	-	543,376	-	-	-	-	
9/22/2011	552,501	-	-	-	-	547,796	-	-	-	-	
12/22/2011	559,587	-	-	-	-	554,561	-	-	-	-	
3/22/2012	567,257	-	-	-	-	562,659	-	-	-	-	
6/22/2012	574,914	-	-	-	-	571,224	-	-	-	-	
9/22/2012	582,492	-	-	-	-	579,908	-	-	-	-	
12/22/2012	589,731	-	-	-	-	588,262	-	-	-	-	
3/22/2013	596,840	-	-	-	-	599,419	-	-	-	-	
6/22/2013	604,787	-	-	-	-	605,431	-	-	-	-	
9/22/2013	612,852	-	-	-	-	614,611	-	-	-	-	
12/22/2013	621,232	-	-	-	-	624,215	-	-	-	-	
3/22/2014	629,653	-	-	-	-	634,160	-	-	-	-	
6/22/2014	638,638	-	-	-	-	644,425	-	-	-	-	
9/22/2014	647,579	-	-	-	-	654,984	-	-	-	-	
12/22/2014	656,666	-	-	-	-	665,540	-	-	-	-	
3/22/2015	665,978	-	-	-	-	678,380	-	-	-	-	
6/22/2015	675,475	-	-	-	-	687,397	-	-	-	-	
9/22/2015	681,215	-	4,065	4,065	2,675	698,716	-	-	-	-	
12/22/2015	661,499	19,715	9,836	29,551	19,128	710,113	-	-	-	-	
3/22/2016	671,091	-	-	-	-	721,741	-	-	-	-	
6/22/2016	659,660	11,432	9,866	21,298	13,530	733,769	-	-	-	-	
9/22/2016	639,671	19,988	9,709	29,698	18,280	746,095	-	-	-	-	
12/22/2016	619,621	20,050	9,307	29,357	17,770	758,560	-	-	-	-	
3/22/2017	628,516	-	-	-	-	771,128	-	-	-	-	
6/22/2017	612,939	15,576	9,187	24,763	14,496	784,183	-	-	-	-	
9/22/2017	591,204	21,736	8,931	30,667	17,654	797,422	-	-	-	-	
12/22/2017	570,305	20,899	8,508	29,407	16,648	810,586	-	-	-	-	
3/22/2018	578,425	-	-	-	-	823,962	-	-	-	-	
6/22/2018	566,218	12,207	8,438	20,645	11,300	837,576	-	-	-	-	
9/22/2018	547,021	19,197	8,472	27,669	14,697	851,853	-	-	-	-	

PreTSL XXV - Fair Value price (6-30-09) Class: D 1 of 3 1/25/2010

IRR	PV disc @				IRR	PV disc @		
				6.75%	6.75%				2.90%	6.75%		
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow		
12/22/2018	525,746	21,275	7,964	29,239	15481	865,802	-	-	-	-		
3/22/2019	533,198	-	-	-	-	879,569	-	-	-	-		
6/22/2019	520,694	12,504	8,134	20,638	10567	894,850	-	-	-	-		
9/22/2019	498,737	21,957	7,735	29,692	14951	909,571	-	-	-	-		
12/22/2019	493,428	5,309	7,403	12,740	6310	925,058	-	-	-	-		
3/22/2020	493,380	48	7,358	7,406	3607	940,747	-	-	-	-		
6/22/2020	491,601	1,779	7,344	9,123	4369	956,561	-	-	-	-		
9/22/2020	489,863	1,737	7,385	9,122	4296	972,936	-	-	-	-		
12/22/2020	488,125	1,738	7,272	9,011	4170	989,246	-	-	-	-		
3/22/2021	486,441	1,683	7,168	8,851	4031	1,005,818	-	-	-	-		
6/22/2021	484,692	1,750	7,306	9,056	4056	1,022,542	-	-	-	-		
9/22/2021	482,921	1,779	7,270	9,040	3982	1,039,982	-	-	-	-		
12/22/2021	481,150	1,772	7,135	8,907	3658	1,057,429	-	-	-	-		
3/22/2022	479,432	1,718	6,982	8,700	3706	1,074,060	-	-	-	-		
6/22/2022	477,646	1,786	7,047	8,833	3700	1,093,100	-	-	-	-		
9/22/2022	475,839	1,807	6,976	8,783	3618	1,111,486	-	-	-	-		
12/22/2022	474,032	1,807	6,858	8,665	3510	1,129,934	-	-	-	-		
3/22/2023	472,278	1,753	6,772	8,525	3396	1,148,462	-	-	-	-		
6/22/2023	470,457	1,821	6,935	8,756	3430	1,167,725	-	-	-	-		
9/22/2023	468,545	1,912	6,931	8,843	3407	1,187,326	-	-	-	-		
12/22/2023	466,702	1,843	6,823	8,666	3283	1,207,006	-	-	-	-		
3/22/2024	464,892	1,810	6,763	8,573	3194	1,226,925	-	-	-	-		
6/22/2024	463,181	1,711	6,899	8,610	3155	1,247,681	-	-	-	-		
9/22/2024	461,282	1,899	6,591	8,490	3059	1,267,920	-	-	-	-		
12/22/2024	459,405	1,877	6,502	8,379	2969	1,288,286	-	-	-	-		
3/22/2025	457,602	1,803	6,415	8,218	2863	1,308,777	-	-	-	-		
6/22/2025	455,690	1,912	6,329	8,241	2824	1,329,391	-	-	-	-		
9/22/2025	453,727	1,963	6,244	8,207	2766	1,350,128	-	-	-	-		
12/22/2025	451,818	1,909	6,160	8,069	2674	1,370,986	-	-	-	-		
3/22/2026	450,012	1,806	6,079	7,886	2570	1,391,960	-	-	-	-		
6/22/2026	448,038	1,974	6,002	7,976	2558	1,413,075	-	-	-	-		
9/22/2026	446,096	1,942	5,991	7,933	2500	1,410,467	2,608	21,470	24,079	7,589		
12/22/2026	444,157	1,939	5,852	7,791	2415	1,405,822	4,645	21,016	25,661	7,953		
3/22/2027	442,270	1,887	5,718	7,605	2318	1,426,368	-	-	-	-		
6/22/2027	441,075	1,195	5,778	6,974	2090	1,429,163	-	18,351	18,351	5,500		
9/22/2027	441,075	-	5,723	5,723	1667	1,424,541	4,622	21,033	25,655	7,562		
12/22/2027	441,075	-	5,628	5,628	1631	1,419,793	4,748	20,597	25,044	7,346		
3/22/2028	441,075	-	5,595	5,595	1595	1,440,196	-	-	-	-		
6/22/2028	441,075	-	5,629	5,629	1578	1,442,717	-	18,293	18,293	5,128		
9/22/2028	441,075	-	5,603	5,603	1545	1,438,100	4,617	20,752	25,369	6,994		
12/22/2028	441,075	-	5,521	5,521	1497	1,433,396	4,704	20,367	25,071	6,797		
3/22/2029	441,075	-	5,453	5,453	1454	1,453,410	-	-	-	-		
6/22/2029	441,075	-	5,583	5,583	1464	1,456,396	-	17,769	17,769	4,659		
9/22/2029	441,075	-	5,717	5,717	1474	1,453,014	3,382	21,314	24,696	6,367		
12/22/2029	441,075	-	5,547	5,547	1406	1,448,772	4,242	20,653	24,895	6,312		
3/22/2030	441,075	-	5,378	5,378	1340	1,466,752	-	-	-	-		
6/22/2030	441,075	-	5,756	5,756	1411	1,472,737	-	17,724	17,724	4,346		
9/22/2030	441,075	-	5,685	5,685	1347	1,468,624	4,113	21,144	25,258	6,090		
12/22/2030	441,075	-	5,598	5,598	1327	1,465,022	3,602	21,157	24,759	5,871		
3/22/2031	441,075	-	5,611	5,611	1308	1,486,199	-	-	-	-		
6/22/2031	441,075	-	5,624	5,624	1290	1,490,085	-	17,670	17,670	4,052		
9/22/2031	441,075	-	5,637	5,637	1271	1,486,645	3,440	21,686	25,126	5,666		
12/22/2031	441,075	-	5,650	5,650	1253	1,483,731	2,914	21,710	24,624	5,461		
3/22/2032	441,075	-	5,663	5,663	1235	1,505,471	-	-	-	-		
6/22/2032	441,075	-	5,709	5,709	1231	1,509,941	-	17,908	17,908	3,841		
9/22/2032	441,075	-	5,752	5,752	1213	1,507,709	2,232	22,519	24,751	5,220		
12/22/2032	441,075	-	5,703	5,703	1183	1,505,534	2,175	22,315	24,490	5,080		
3/22/2033	441,075	-	5,653	5,653	1,153	1,527,645	-	-	-	-		
6/22/2033	441,075	-	5,791	5,791	1,162	1,533,057	-	17,596	17,596	3,530		
9/22/2033	441,075	-	5,804	5,804	1,145	1,531,607	1,450	23,165	24,615	4,809		
12/22/2033	441,075	-	5,753	5,753	1,116	1,530,215	1,392	22,964	24,356	4,725		
3/22/2034	441,075	-	5,702	5,702	1,088	1,552,978	-	-	-	-		
6/22/2034	441,075	-	5,840	5,840	1,096	1,559,109	-	17,553	17,553	3,293		
9/22/2034	441,075	-	5,852	5,852	1,080	1,558,481	628	23,850	24,478	4,516		
12/22/2034	441,075	-	5,800	5,800	1,052	1,557,913	569	23,651	24,219	4,394		
3/22/2035	441,075	-	5,747	5,747	1,025	1,581,362	-	-	-	-		
6/22/2035	441,075	-	5,885	5,885	1,033	1,588,258	-	17,503	17,503	3,071		
9/22/2035	441,075	-	6,024	6,024	1,039	1,589,534	-	23,829	23,829	4,112		
12/22/2035	441,075	-	5,841	5,841	991	1,589,841	-	24,079	24,079	4,006		
3/22/2036	441,075	-	5,851	5,851	978	1,614,294	-	-	-	-		
6/22/2036	441,075	-	5,859	5,859	962	1,621,217	-	17,966	17,966	2,948		
9/22/2036	441,075	-	5,868	5,868	947	1,622,687	-	23,383	23,383	3,773		

PreTSL XXV - Fair Value price (6-30-09) Class: D

2 of 3

1/25/2010

IRR	PV disc @				IRR	PV disc @
				6.75%	6.75%				2.90%	6.75%
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
12/22/2036	441,075	-	5,876	5,876	932	1,625,288	-	22,733	22,733	3,608
3/22/2037	441,075	-	5,883	5,883	918	1,605,667	-	14,846	14,846	2,317
6/22/2037	-	441,075	5,890	446,965	68597	1,365252	270,415	6,776	277,191	42,541
		715,273	547,079	1,262,352	408912		326,498	685,340	1,011,838	209,604

Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Equity Capital Markets Corp (FTN Equity Capital) are wholly owned subsidiaries of FTB. FFSC and FTN Equity Capital are members of the FINRA and SIPC—http://www.sipc.org/. Equity research is provided by FTN Equity Capital. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

PreTSL XXV - Fair Value price (6-30-09) Class: D

3 of 3

1/25/2010

ALESCO Preferred Funding 6: C2

1% CDR for 4 years

Assumptions		
Scenario	Discount Rate	
1	5.40%	Current Coupon
2	6.75%	
3	8.00%	
4	12.00%	

Results		
Scenario	Market Price	
1	100.37%	OTTI Test
2	84.19%	
3	71.44%	Fair value price
4	44.99%	

					Scenario 1	Scenario 2	Scenario 3	Scenario 4
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow
Balance--------------------------------------->				46,631,350				
Net PV--->					46,802,985	39,258,710	33,314,384	20,977,593
7/1/2009	46,631,350	-	-	-				
9/23/2009	47,271,365	-	-	-	-	-	-	-
12/23/2009	47,920,165	-	-	-	-	-	-	-
3/23/2010	48,326,641	-	-	-	-	-	-	-
6/23/2010	48,767,368	-	-	-	-	-	-	-
9/23/2010	49,277,369	-	-	-	-	-	-	-
12/23/2010	49,661,956	-	-	-	-	-	-	-
3/23/2011	50,009,600	-	-	-	-	-	-	-
6/23/2011	50,332,217	-	-	-	-	-	-	-
9/23/2011	50,332,217	-	416,641	416,641	368,536	358,364	348,626	319,320
12/23/2011	50,332,217	-	552,209	552,209	481,839	467,119	453,003	410,895
3/23/2012	50,332,217	-	671,349	671,349	577,865	558,477	539,941	484,997
6/23/2012	50,332,217	-	752,326	752,326	638,799	615,453	593,204	527,666
9/23/2012	50,332,217	-	759,140	759,140	635,857	610,722	586,840	516,937
12/23/2012	50,332,217	-	728,805	728,805	602,184	576,568	552,343	481,826
3/23/2013	50,332,217	-	706,410	706,410	575,777	549,696	524,873	453,417
6/23/2013	50,332,217	-	721,923	721,923	580,454	552,344	525,661	449,878
9/23/2013	50,332,217	-	741,078	741,078	587,769	557,591	529,250	448,365
12/23/2013	50,332,217	-	758,333	758,333	593,331	561,105	530,954	445,441
3/23/2014	50,332,217	-	770,367	770,367	594,501	560,564	528,817	439,341
6/23/2014	50,332,217	-	802,315	802,315	610,860	574,108	539,935	444,222
9/23/2014	50,332,217	-	810,323	810,323	608,504	570,216	534,632	435,589
12/23/2014	50,332,217	-	805,698	805,698	596,937	557,552	521,157	420,468
3/23/2015	50,332,217	-	799,662	799,662	584,459	544,206	507,123	406,102
6/23/2015	50,332,217	-	819,272	819,272	590,569	546,265	509,359	403,028
9/23/2015	50,332,217	-	820,237	820,237	583,358	538,821	499,960	391,760
12/23/2015	50,332,217	-	811,896	811,896	569,509	525,465	485,172	376,472
3/23/2016	50,332,217	-	812,513	812,513	562,324	517,136	476,021	365,765
6/23/2016	50,332,217	-	822,367	822,367	561,451	514,736	472,358	359,446
9/23/2016	50,332,217	-	823,840	823,840	554,828	507,066	463,915	349,584
12/23/2016	50,332,217	-	816,003	816,003	542,109	493,929	450,491	336,182
3/23/2017	50,332,217	-	807,224	807,224	529,017	480,507	436,907	322,879
6/23/2017	50,332,217	-	824,427	824,427	532,976	482,603	437,468	320,165
9/23/2017	50,332,217	-	822,060	822,060	524,760	473,692	428,076	310,240
12/23/2017	50,332,217	-	812,484	812,484	511,128	459,957	414,390	297,406
3/23/2018	50,332,217	-	802,992	802,992	496,317	447,040	401,518	285,070
6/23/2018	50,332,217	-	821,351	821,351	502,609	449,673	402,645	283,393
9/23/2018	50,332,217	-	823,122	823,122	497,071	443,164	395,602	275,732
12/23/2018	50,332,217	-	816,640	816,640	486,599	432,483	384,884	265,659
3/23/2019	50,332,217	-	811,197	811,197	476,695	422,368	374,731	256,139
6/23/2019	50,332,217	-	833,451	833,451	483,141	426,754	377,462	255,503
9/23/2019	50,332,217	-	838,411	838,411	479,436	422,169	372,263	248,535
12/23/2019	50,332,217	-	832,692	832,692	469,719	412,331	362,474	240,614
3/23/2020	50,332,217	-	832,904	832,904	463,477	405,592	355,457	233,665
6/23/2020	50,332,217	-	838,746	838,746	460,409	401,659	350,932	228,451
9/23/2020	50,332,217	-	831,947	831,947	450,493	391,791	341,262	219,999
12/23/2020	50,332,217	-	816,203	816,203	435,984	377,998	328,239	209,549
3/23/2021	50,332,217	-	803,134	803,134	423,195	365,773	316,650	200,183
6/23/2021	50,332,217	-	819,704	819,704	426,676	367,125	316,846	198,367
9/23/2021	50,332,217	-	821,429	821,429	421,194	361,792	311,287	192,995
12/23/2021	50,332,217	-	815,667	815,667	412,373	353,032	302,820	185,622
3/23/2022	50,332,217	-	808,029	808,029	403,160	344,176	294,319	178,949
6/23/2022	50,332,217	-	827,243	827,243	407,179	346,513	295,409	177,660
9/23/2022	50,332,217	-	827,817	827,817	401,944	340,999	289,816	172,807
12/23/2022	50,332,217	-	819,436	819,436	392,488	331,945	281,259	166,075
3/23/2023	50,332,217	-	811,605	811,605	383,474	323,317	273,109	159,697
6/23/2023	50,332,217	-	831,460	831,460	387,546	325,738	274,310	158,843
9/23/2023	50,332,217	-	833,888	833,886	383,406	321,260	269,710	154,663
12/23/2023	50,332,217	-	826,344	826,344	374,793	313,070	262,030	148,800
3/23/2024	50,332,217	-	825,982	825,982	369,557	307,740	256,780	144,402
6/23/2024	50,332,217	-	832,651	832,651	367,497	305,077	253,777	141,328
9/23/2024	50,332,217	-	828,190	828,190	360,579	298,407	247,468	136,477
12/23/2024	50,332,217	-	813,955	813,955	349,583	288,411	238,446	130,224
3/23/2025	50,332,217	-	793,854	793,854	338,876	278,711	229,721	124,341

ALESCOs (NPV Calculator) 6-30-09 Class: Alesco 6 (1% CDR) 1 of 2 1/25/2010

Scenario 1	Scenario 2	Scenario 3	Scenario 4
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow
6/23/2025	50,332,217	-	812,417	812,417	339,536	278,390	228,754	122,517
9/23/2025	50,332,217	-	807,291	807,291	332,826	272,043	222,853	118,158
12/23/2025	50,332,217	-	793,558	793,558	322,737	262,976	214,767	112,603
3/23/2026	50,332,217	-	780,070	780,070	312,956	254,216	206,977	107,656
6/23/2026	50,332,217	-	792,698	792,698	313,716	254,046	206,203	106,213
9/23/2026	50,332,217	-	786,184	786,184	307,707	248,408	201,009	102,532
12/23/2026	50,332,217	-	775,369	775,369	298,605	240,314	193,864	97,927
3/23/2027	50,332,217	-	762,686	762,686	289,021	232,522	187,005	93,544
6/23/2027	50,332,217	-	776,066	776,066	290,836	232,613	186,503	92,389
9/23/2027	50,332,217	-	772,692	772,692	285,814	227,729	182,026	89,296
12/23/2027	50,332,217	-	761,079	761,079	277,548	220,812	175,799	85,403
3/23/2028	50,332,217	-	758,308	758,308	272,793	216,161	171,725	82,614
6/23/2028	50,332,217	-	764,230	764,230	271,202	214,234	169,672	80,834
9/23/2028	50,332,217	-	762,241	762,241	266,833	210,131	165,913	78,276
12/23/2028	50,332,217	-	752,378	752,378	259,815	203,978	160,555	75,012
3/23/2029	50,332,217	-	742,942	742,942	253,083	198,069	155,432	71,914
6/23/2029	50,332,217	-	758,895	758,895	255,817	199,965	155,667	71,318
9/23/2029	50,332,217	-	759,108	759,108	251,535	195,718	152,847	69,261
12/23/2029	50,332,217	-	751,381	751,381	245,701	190,511	148,131	66,559
3/23/2030	50,332,217	-	743,654	743,654	239,982	185,423	143,733	63,956
6/23/2030	50,332,217	-	760,725	760,725	242,066	186,531	144,150	63,519
9/23/2030	50,332,217	-	761,275	761,275	238,962	183,568	141,425	61,713
12/23/2030	50,332,217	-	753,547	753,547	233,333	178,699	137,245	59,307
3/23/2031	50,332,217	-	745,810	745,810	227,811	173,929	133,172	56,969
6/23/2031	50,332,217	-	762,941	762,941	229,869	174,963	133,560	56,600
9/23/2031	50,332,217	-	763,501	763,501	226,842	172,166	131,097	54,969
12/23/2031	50,332,217	-	755,757	755,757	221,599	167,610	127,165	52,848
3/23/2032	50,332,217	-	756,312	756,312	218,759	164,950	124,763	51,347
6/23/2032	50,332,217	-	765,164	765,164	218,329	164,116	123,751	50,436
9/23/2032	50,332,217	-	765,745	765,745	215,531	161,516	121,414	49,003
12/23/2032	50,332,217	-	757,975	757,975	210,455	157,218	117,825	47,093
3/23/2033	50,332,217	-	750,190	750,190	205,474	153,021	114,329	45,252
6/23/2033	50,332,217	-	767,416	767,416	207,346	153,937	114,661	44,945
9/23/2033	50,332,217	-	767,968	767,968	204,666	151,492	112,493	43,665
12/23/2033	50,332,217	-	760,163	760,163	199,963	147,464	109,167	41,962
3/23/2034	50,332,217	-	752,312	752,342	195,128	143,524	105,925	40,321
6/23/2034	50,332,217	-	769,600	769,600	196,902	144,360	106,230	40,044
9/23/2034	50,332,217	-	770,134	770,134	194,371	142,063	104,220	38,905
12/23/2034	29,331,604	21,000,613	762,266	21,762,898	5,418,271	3,948,431	2,887,349	1,067,362
3/23/2035	-	19,113,846	439,645	19,553,491	4,602,267	3,488,706	2,543,353	931,087
	Total:	40,114,459	73,939,292	114,053,751	46,602,985	39,258,710	33,314,384	20,977,693

ALESCOs (NPV Calculator) 6-30-09 Class: Alesco 6 (1% CDR) 2 of 2 1/25/2010

ALESCO Preferred Funding 7: C1

0.75% CDR

Assumptions	
Scenario	Discount Rate
1	2.11%
2	6.75%
3	8.00%
4	12.00%

Current Coupon

Results		
Scenario	Market Price	
1	172.57%	OTTI Test
2	65.74%	
3	73.06%	Fair value price
4	47.10%	

					Scenario 1	Scenario 2	Scenario 3	Scenario 4
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow
Balance------------------------------>				123,500,000				
Net PV-->					213,127,570	105,092,374	90,230,729	58,171,310
7/1/2009	123,500,000	-	-	-				
9/23/2009	123,500,000	-	658,996	658,996	655,538	648,060	646,075	639,802
12/23/2009	123,500,000	-	874,037	874,037	864,889	845,269	840,097	823,864
3/23/2010	123,500,000	-	1,016,698	1,016,698	1,000,777	966,917	958,057	930,422
6/23/2010	123,500,000	-	1,145,869	1,145,869	1,122,026	1,071,697	1,058,524	1,018,107
9/23/2010	123,500,000	-	1,208,153	1,208,153	1,176,786	1,111,179	1,094,262	1,042,164
12/23/2010	123,500,000	-	980,165	980,165	949,707	886,531	870,358	820,873
3/23/2011	123,500,000	-	780,091	780,091	751,884	693,660	679,116	634,265
6/23/2011	123,500,000	-	762,076	762,076	730,666	666,588	650,424	601,589
9/23/2011	123,500,000	-	901,719	901,719	845,658	853,062	829,826	760,070
12/23/2011	123,500,000	-	1,329,493	1,329,493	1,261,355	1,124,632	1,090,548	989,263
3/23/2012	123,500,000	-	1,625,299	1,625,299	1,533,909	1,352,041	1,307,168	1,174,151
6/23/2012	123,500,000	-	1,824,643	1,824,643	1,713,196	1,492,646	1,438,676	1,279,908
9/23/2012	123,500,000	-	1,839,425	1,839,425	1,717,824	1,479,603	1,421,936	1,252,559
12/23/2012	123,500,000	-	1,761,833	1,761,833	1,636,727	1,393,659	1,335,249	1,164,779
3/23/2013	123,500,000	-	1,704,341	1,704,341	1,575,810	1,325,996	1,266,350	1,093,951
6/23/2013	123,500,000	-	1,730,680	1,730,680	1,599,415	1,331,185	1,267,109	1,084,234
9/23/2013	123,500,000	-	1,786,360	1,786,360	1,633,526	1,344,065	1,275,752	1,080,777
12/23/2013	123,500,000	-	1,829,271	1,829,271	1,663,988	1,353,511	1,280,781	1,074,504
3/23/2014	123,500,000	-	1,859,644	1,859,644	1,682,740	1,353,150	1,276,517	1,060,529
6/23/2014	123,500,000	-	1,936,020	1,936,020	1,744,458	1,386,776	1,304,232	1,073,035
9/23/2014	123,500,000	-	1,956,649	1,956,649	1,753,776	1,378,281	1,292,270	1,052,871
12/23/2014	123,500,000	-	1,948,675	1,948,675	1,735,890	1,346,506	1,260,479	1,016,899
3/23/2015	123,500,000	-	1,935,200	1,935,200	1,714,642	1,316,957	1,227,218	990,650
6/23/2015	123,500,000	-	1,983,557	1,983,557	1,748,366	1,327,465	1,233,220	975,779
9/23/2015	123,500,000	-	1,966,630	1,966,630	1,741,784	1,307,464	1,210,916	946,838
12/23/2015	123,500,000	-	1,966,594	1,966,594	1,715,172	1,272,793	1,175,196	911,899
3/23/2016	123,500,000	-	1,967,341	1,967,341	1,706,820	1,252,147	1,162,590	885,675
6/23/2016	123,500,000	-	1,989,452	1,989,452	1,716,847	1,245,207	1,142,891	869,543
9/23/2016	123,500,000	-	1,990,167	1,990,167	1,708,543	1,224,977	1,120,682	844,516
12/23/2016	123,500,000	-	1,969,142	1,969,142	1,681,630	1,191,927	1,087,106	811,260
3/23/2017	123,500,000	-	1,947,905	1,947,905	1,654,766	1,159,506	1,054,296	779,137
6/23/2017	123,500,000	-	1,991,734	1,991,734	1,683,120	1,165,921	1,058,880	773,464
9/23/2017	123,500,000	-	1,992,614	1,992,614	1,675,028	1,147,079	1,036,615	751,268
12/23/2017	123,500,000	-	1,970,832	1,970,832	1,648,024	1,115,712	1,005,160	721,413
3/23/2018	123,500,000	-	1,947,109	1,947,109	1,619,643	1,083,990	973,506	691,970
6/23/2018	123,500,000	-	1,986,265	1,986,265	1,643,545	1,087,439	973,713	685,326
9/23/2018	123,500,000	-	1,980,548	1,980,548	1,630,214	1,066,314	951,973	663,450
12/23/2018	123,500,000	-	1,956,463	1,956,463	1,601,940	1,035,867	921,860	636,293
3/23/2019	123,500,000	-	1,939,069	1,939,069	1,579,307	1,009,620	895,750	612,268
6/23/2019	123,500,000	-	1,994,058	1,994,058	1,615,632	1,021,022	903,090	611,292
9/23/2019	123,500,000	-	2,013,611	2,013,611	1,622,913	1,013,923	894,064	599,307
12/23/2019	123,500,000	-	2,008,574	2,008,574	1,610,360	994,603	874,341	580,396
3/23/2020	123,500,000	-	2,015,510	2,015,510	1,607,441	981,476	860,157	565,437
6/23/2020	123,500,000	-	2,033,573	2,033,573	1,613,337	973,838	850,849	553,886
9/23/2020	123,500,000	-	2,018,291	2,018,291	1,592,811	950,460	827,897	533,714
12/23/2020	123,500,000	-	1,979,407	1,979,407	1,553,927	916,699	796,926	508,186
3/23/2021	123,500,000	-	1,945,692	1,945,692	1,519,443	886,132	767,125	484,981
6/23/2021	123,500,000	-	1,982,065	1,982,065	1,539,013	897,824	766,235	479,715
9/23/2021	123,500,000	-	1,981,618	1,981,618	1,531,302	872,769	750,951	465,582
12/23/2021	123,500,000	-	1,962,732	1,962,732	1,508,748	850,124	729,218	447,713
3/23/2022	123,500,000	-	1,945,372	1,945,372	1,487,557	828,622	708,588	430,826
6/23/2022	123,500,000	-	1,994,651	1,994,651	1,517,235	835,513	712,292	428,875
9/23/2022	123,500,000	-	2,002,378	2,002,378	1,515,121	824,831	701,031	417,997
12/23/2022	123,500,000	-	1,987,427	1,987,427	1,495,017	805,088	682,153	402,792
3/23/2023	123,500,000	-	1,969,739	1,969,739	1,474,624	784,680	662,826	387,580
6/23/2023	123,500,000	-	2,014,695	2,014,695	1,500,718	789,348	664,726	384,918
9/23/2023	123,500,000	-	2,013,264	2,013,264	1,491,649	775,628	651,171	373,408
12/23/2023	123,500,000	-	1,987,265	1,987,265	1,464,646	752,899	630,153	357,846
3/23/2024	123,500,000	-	1,980,844	1,980,844	1,452,283	738,012	615,901	346,301
6/23/2024	123,500,000	-	1,993,702	1,993,702	1,454,010	730,476	607,645	338,397
9/23/2024	123,500,000	-	1,982,394	1,982,394	1,438,177	714,280	592,352	326,678
12/23/2024	123,500,000	-	1,946,718	1,946,718	1,406,327	690,494	570,872	311,775
3/23/2025	123,500,000	-	1,915,366	1,915,366	1,375,005	667,413	550,990	297,514

ALESCOs (NPV Calculator) 6-30-09 Class: Alesco 7 (.75) 1 of 2 1/26/2010

Scenario 1	Scenario 2	Scenario 3	Scenario 4
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow
6/23/2025	123,500,000	-	1,946,883	1,946,883	1,389,568	666,763	547,200	293,447
9/23/2025	123,500,000	-	1,933,993	1,933,993	1,373,844	651,723	533,380	283,162
12/23/2025	123,500,000	-	1,901,465	1,901,465	1,343,664	630,134	514,614	270,294
3/23/2026	123,500,000	-	1,869,541	1,869,541	1,314,159	609,267	496,048	258,013
6/23/2026	123,500,000	-	1,900,173	1,900,173	1,328,683	608,974	494,290	254,602
9/23/2026	123,500,000	-	1,889,701	1,889,701	1,314,426	595,567	481,927	245,824
12/23/2026	123,500,000	-	1,859,299	1,859,299	1,286,493	576,261	464,876	234,825
3/23/2027	123,500,000	-	1,829,663	1,829,663	1,259,344	587,865	440,496	224,351
6/23/2027	123,500,000	-	1,861,540	1,861,540	1,274,562	557,965	447,363	221,611
9/23/2027	123,500,000	-	1,853,447	1,853,447	1,262,862	546,321	436,584	214,221
12/23/2027	123,500,000	-	1,826,025	1,826,025	1,237,158	529,306	421,708	204,905
3/23/2028	123,500,000	-	1,810,532	1,810,532	1,226,291	518,671	412,047	198,229
6/23/2028	123,500,000	-	1,833,869	1,833,869	1,229,468	514,083	407,151	193,972
9/23/2028	123,500,000	-	1,829,291	1,829,291	1,219,903	504,265	396,151	187,843
12/23/2028	123,500,000	-	1,805,533	1,805,533	1,197,631	489,480	385,294	180,012
3/23/2029	123,500,000	-	1,782,756	1,782,756	1,176,485	475,285	372,974	172,564
6/23/2029	123,500,000	-	1,821,056	1,821,056	1,195,454	477,439	373,516	171,138
9/23/2029	123,500,000	-	1,821,925	1,821,925	1,189,748	469,740	366,367	166,232
12/23/2029	123,500,000	-	1,809,877	1,809,877	1,171,782	457,366	355,626	159,792
3/23/2030	123,500,000	-	1,785,824	1,785,824	1,153,967	445,277	345,163	153,585
6/23/2030	123,500,000	-	1,827,335	1,827,335	1,174,595	446,066	346,261	152,578
9/23/2030	123,500,000	-	1,829,177	1,829,177	1,169,609	441,075	339,814	146,283
12/23/2030	123,500,000	-	1,811,129	1,811,129	1,151,992	429,475	329,864	142,544
3/23/2031	123,500,000	-	1,793,051	1,793,051	1,134,509	416,132	320,168	137,011
6/23/2031	123,500,000	-	1,834,770	1,834,770	1,154,814	420,761	321,193	136,115
9/23/2031	123,500,000	-	1,838,649	1,838,649	1,149,831	414,292	318,218	132,286
12/23/2031	123,500,000	-	1,816,549	1,816,549	1,132,624	403,314	305,992	127,167
3/23/2032	123,500,000	-	1,820,414	1,820,414	1,127,836	397,028	300,300	123,598
6/23/2032	123,500,000	-	1,842,304	1,842,304	1,135,409	395,134	297,952	121,433
9/23/2032	123,500,000	-	1,844,187	1,844,187	1,130,605	388,974	292,408	116,017
12/23/2032	123,500,000	-	1,825,999	1,825,999	1,113,580	378,747	283,847	113,449
3/23/2033	123,500,000	-	1,807,763	1,807,763	1,096,675	368,742	275,502	109,045
6/23/2033	123,500,000	-	1,849,798	1,849,798	1,116,386	371,054	278,381	108,330
9/23/2033	123,500,000	-	1,851,646	1,851,648	1,111,540	365,262	271,233	105,280
12/23/2033	123,500,000	-	1,833,338	1,833,330	1,094,773	355,646	263,285	101,203
3/23/2034	123,500,000	-	1,814,973	1,814,973	1,078,119	346,243	255,537	97,271
6/23/2034	123,500,000	-	1,857,109	1,857,109	1,097,360	348,402	256,342	96,631
9/23/2034	123,500,000	-	1,858,892	1,858,892	1,092,650	342,949	251,557	93,906
12/23/2034	123,500,000	-	1,840,426	1,840,426	1,076,120	333,906	244,175	90,266
3/23/2035	123,500,000	-	1,821,901	1,821,901	1,059,697	325,061	236,977	86,754
3/24/2035	123,500,000	121,323,479	1,864,096	123,187,575	71,275,315	21,614,222	15,709,918	5,495,024
	Total:	121,323,479	108,193,402	309,516,881	213,127,670	105,892,374	90,230,729	58,171,310

ALESCOs (NPV Calculator) 6-30-09 Class: Alesco 7 (.75) 2 of 2 1/28/2010

DES

See Page 3 for Additional Comments

Bloomberg 66 <GO> **SECURITY DESCRIPTION** Page 1 of 3

FHAMS 2006-AA5 A1 6.5086% 9/25/36

CUSIP: 32052QAA0 Issuer: FIRST HORIZON ALTERNATIVE MORTGAGE SECUR 8) Pro 17) Docs

Series 2006-AA5 Class A1 Col Mty 9/25/36

5) CMO: CSTR,SSNR,AS

COLLATERAL INDEX
LIBOR06M

11) RATINGS	
Fitch	CCC
S&P	AAA *-

CURRENT	
Jun09	132,796,002
" Fact	.575806728
May09 Cpn	6.508642%
Next Paymt	7/25/09
Rcd date	6/30/09
Beg accrue	6/ 1/09
End accrue	6/30/09
Class/Deal Pct	N/A

ORIGINAL ISSUE	
USD	230,626,000
WAL	3.3Yr @ 25CPR
1st coupon	6.626%
1st paymnt	8/25/06
1st settle	7/28/06
Dated date	7/ 1/06
px	7/24/06
Class/Deal Pct	88%

CALLABLE

6) Lead Mgr: FTN

Trustee: BNY

Monthly PAYMENT
pays 25th day
24 day delay
accrues 30/360

12) VOLATILITY
GRADE z19BC

65) Personal Notes 14) Identifiers 2) AltAAR 6.5 M 324wam 6.88wac

1)	Jun09	May	Apr	Mar	Feb	Jan	Dec08	Nov	Oct	Sep	Aug	Jul08	
CPR	31.4	27.0	14.7	18.1	11.9	7.2	11.1	16.4	14.2	16.9	15.2	13.3	DTC Book Entry
PSA	524	449	245	302	198	121	190	291	260	322	301	275	DTC SameDay
FACT	.58	.59	.60	.61	.61	.62	.62	.62	.63	.64	.64	.65	Clearstream
CPN	-	6.51	6.51	6.50	6.50	6.51	6.51	6.51	6.51	6.51	6.52	6.52	Euroclear

SMMEA: Yes

See Page 3 for Comments. MinSize 25000 Incr 1000

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
SN 478567 H433-274-0 07-Jul-2009 15:49:34

MTCS

Enter horizon scenario and press <GO>, 9<GO> to Edit Assumption

1) Invert List	2) Collapse Seniors						Credit Support
Current/Horizon	6.875(324)35	FHAHS 2006-AA5				As of Date	6/1/2009

	Current	Horizon		CPR	VPR	CDR		
Deal Balance	147,179,389		1 Month	31.40	-	-	4) Delq 60+	32.44
Collat Balance	147,179,389		6 Month	18.80	-	-	5) Fclr	18.86
O/C (%)	0.00		Life	17.70	-	-	6) REO	6.32

Horizon: Date / Mths | 9) | Prepay | Default | Svrty / Lag | Trig / Delay

07/25/2009 / 1 | 24.7 CPR | CDR | Pass

Upgrade / Downgrade in the past 6 months | B/E Mode Off

Class	MDY	S&P	Fitch	DBRS	Original	Current	Coverage	7) CCvrge	Horizon	Loss %	1st Loss
A1	-	AAA+-	CCC	-	11.640	9.773	0.813	0.813	-	-	-
A2	-	AAA+-	CC	-	6.000	4.013	0.334	0.334	-	-	-
AR	-	NR	PIF	-	6.000	Paid Off	Paid Off	Paid Off	-	-	-
B1	-	-	C	-	2.850	0.000	0.000	0.000	-	-	-
B2	-	-	C	-	1.900	Paid Off	Paid Off	Paid Off	-	-	-
B3	-	-	C	-	1.200	Paid Off	Paid Off	Paid Off	-	-	-
B4	-	-	C	-	0.700	Paid Off	Paid Off	Paid Off	-	-	-
B5	-	-	C	-	0.300	Paid Off	Paid Off	Paid Off	-	-	-
B6	-	-	-	-	0.000	Paid Off	Paid Off	Paid Off	-	-	-

SYT — Mtge **SYT**

Enter Scenario Assumptions and hit <GO>

97) Settings | 98) Save Defaults | 99) Clear — FNAMS 2006-AA5 A1 — Super Yield Table

Settle 07/10/09 Grp ALL collateral 6.875(324)35 320520AA0 CSTR,SSNR,AS 1st Proj 07/25/09

Hist	CPR	VPR	CDR	SEV	30D	60D	90D	Bkrpt	Frcl	REO	Cum. Loss	Created 07/03/09
1M	21.46	-	-	-	2.62	1.97	5.29	2.25	19.96	6.32	3.69	Crd. Sup 9.77

Strat: None

	1)	2)	3)	4)	5)
Prepay	31.4 CPR	24.7 CPR	18.8 CPR	16.7 CPR	17.7 CPR
Default	0.1 CDR	0.3 CDR	27.43 CDR	0.8 CDR	1 CDR
Svrty / Lag	25	25	40	25	25
Trig / Dly	Pass	Pass	Pass	Pass	Pass
Idx & Proj Mtd LIBOR06M	Maturity 1.07875 C	Maturity 1.07875 C	Maturity 1.07875 C	Maturity 1.07875 C	Maturity 1.07875 C

Vary Price 0.00 — YIELD

	1)	2)	3)	4)	5)
20) Px (Dec.) 82.90	15.1225	12.6442	6.2500	9.9026	10.2650
60) Modified Duration	1.70	2.17	1.68	3.09	2.92
62) Principal Window	08/09 - 01/18	08/09 - 12/36	08/09 - 06/36	08/09 - 01/28	08/09 - 01/27
63) I Spread	1396.7	1113.2	528.8	771.5	819.8

Curve 15:51 GOVT (I) 3M/ 0.18 6M/ 0.27 1YR/ 0.46 2YR/ 0.97 5YR/ 2.35 10YR/ 3.45 30YR/ 4.30

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
SN 478567 H433-274-0 07-Jul-2009 15:53:55

Attachment E

Individual and Pooled Trust Perferred Securities
With At Least One Rating Below Investment Grade at 9-30-09

Information below as of 9/30/09

	Book Value	Fair Value	Level 2 or Level 3 Pricing	Unrealized Gain (Loss)	Lowest credit rating assigned	Rating agency for lowest	Other credit rating assigned	Other rating agency	Actual deferrals/defaults as % of original collateral
Countrywide Capital IV	$ 1,768,759.92	$ 1,500,000.00	2	$ (268,759.92)	B	S&P	Baa3	Moodys	N/A
Countrywide Cap V	$ 2,746,699.10	$ 2,319,900.00	2	$ (426,799.10)	B	S&P	Baa3	Moodys	N/A
Countrywide Cap V	$ 249,522.47	$ 210,900.00	2	$ (38,622.47)	B	S&P	Baa3	Moodys	N/A
NPB Cap Trust II	$ 897,950.00	$ 771,339.05	2	$ (126,610.95)	NR	N/A	NR	N/A	N/A
Citigroup Cap IX	$ 990,476.64	$ 706,400.00	2	$ (284,076.64)	B+	S&P	Baa3	Moodys	N/A
Citigroup Cap IX	$ 1,901,143.61	$ 1,363,175.40	2	$ (537,968.21)	B+	S&P	Baa3	Moodys	N/A
Citigroup Cap XI	$ 245,176.98	$ 180,000.00	2	$ (65,176.98)	B+	S&P	Baa3	Moodys	N/A
IBC Cap Fin II	$ 666,975.00	$ 372,172.05	2	$ (294,802.95)	NR	N/A	NR	N/A	N/A
BFC Capital Trust	$ 1,474,925.00	$ 1,526,724.37	2	$ 51,799.37	NR	N/A	NR	N/A	N/A
BAC Capital Trust X	$ 2,495,708.43	$ 2,041,000.00	2	$ (454,708.43)	B	S&P	Baa3	Moodys	N/A
Nationsbank Cap Trust III	$ 1,567,628.77	$ 1,000,298.65	2	$ (567,330.12)	B	S&P	Baa3	Moodys	N/A
ALESCO Preferred Funding VI	$ 1,682,915.13	$ 1,204,803.23	3	$ (478,111.90)	Ca	Moodys	Ca	Moodys	31.7%
ALESCO Preferred Funding VII	$ 3,000,000.00	$ 2,056,800.00	3	$ (943,200.00)	Ca	Moodys	Ca	Moodys	25.6%
Bank of Florida Junior Subordinated Debt	$ 3,000,000.00	$ 2,400,000.00	3	$ (600,000.00)	NR	N/A	NR	N/A	N/A

Level 3 Pricing
At September 30, 2009

	Agency Ratings		Book Value		Par Value		Mkt Px		New Px		PX Adj		E-folio Market Value		E-folio Gain/Loss		Adjustment in Market		Adjusted Gain/Loss		Edit Check		
Preferred Securities - ALL	**Moody's**																						
BANK OF FLORIDA JR DEBT	NR	$	3,000,000.00	$	3,000,000.00	$	100.00	$	80.00	$	(20.00)	$	3,000,000.00	$	-	$	(600,000.00)	$	(600,000.00)	$	(600,000.00)	$	-
Sub totals		$	**3,000,000.00**	$	**3,000,000.00**							$	**3,000,000.00**	$	-	$	**(600,000.00)**	$	**(600,000.00)**	$	**(600,000.00)**		
Preferred Securities - Pools																							
ALESCO 6A	Ca	$	1,682,915.13	$	3,082,915.13	$	1.45	$	39.08	$	37.63	$	44,733.10	$	(1,638,182.03)	$	1,160,070.13	$	(478,111.90)	$	(478,111.90)	$	-
ALESCO 7A	Ca	$	3,000,000.00	$	3,000,000.00	$	7.21	$	68.56	$	61.35	$	216,360.00	$	(2,783,640.00)	$	1,840,440.00	$	(943,200.00)	$	(943,200.00)	$	-
Sub totals		$	**4,682,915.13**	$	**6,082,915.13**							$	**261,093.10**	$	**(4,421,822.03)**	$	**3,000,510.13**	$	**(1,421,311.00)**	$	**(1,421,311.00)**

ALESCO Preferred Funding VI

OTTI TEST
10% CDR for Year 1
40 BPs thereafter
0 Prepayments

RESULTS:
Non-Credit: $26,705,688 / $47,271,365 = 56.5% non-credit
Credit: 43.5% x $3,002,915 = $1,400,000 charge to earnings

Deal Information

Deal Type	CDO
WA Asset Term	291
[illegible]	Dec 18, 2009

Assumptions

Prepay Rate	0 SPR
Prepay Style	Full amt
PNP	incl pmty
Prepay Penalty Haircut (%)	0 Percent
Prepay Monthly	Yes
No Prepay If LID Rte >	During Lockout
Default Rate	10 10 10 10 10 10 10 10 10 10 10 10 .4 CDR
Default Recovery	15
Servicer Advance	All but newly bgtd
Advance (% of P&I)	0
Recovery Lag	24
Recovery Time Series	100
Liquidation Time Series	0
Rate During Init Recov Lag	0
Severity During Init. Recov Lag	0
Default Monthly	Yes
Already Defaulted Recovery (%)	0
Already Defaulted Lag	0
Already Defaulted Time Series	100
Already Defaulted Lag Time Series	0
Already Defaulted Advance (%)	0
Already Defaulted Serv Advance	All but newly bgtd
Use Reset level	True
LIBOR_3MO	0.294000 0.294000 0.294000 0.294000 0.294000 0.294000 0.422561 0.895384 [illegible]
LIBOR_6MO	0.669000 0.669000 0.669000 0.669000 0.669000 0.669000 0.795340 [illegible]

PV 26,705,688.31

Deal Cashflows Results

Collateral Mode: Seasoned-all assets

Period	Date	Deal Indexes LIBOR_3MO	Principal	Interest	Cash Flow	Discount Factor	PV'ed CFs	Balance	Interest Shortfall	Accum Interest Shortfall	Princ Writedown	Prepay Penalty	Implied Writedown
Total			9,845,827.34	81,888,811.07	81,383,848.11				47,984,934.09		89,838,482.30	0.00	48,000,000.00
0	23-Sep-09		0.00	0.00	0.00	1.00	0.00	47,271,365.29	0.00	1,271,365.29	0.00	0.00	0.00
1	23-Dec-09	1.2540	0.00	0.00	0.00	1.00	0.00	47,920,154.77	648,789.48	1,920,154.77	0.00	0.00	0.00
2	23-Mar-10	1.2540	0.00	0.00	0.00	1.01	0.00	48,145,858.74	225,703.98	2,145,858.74	0.00	0.00	0.00
3	23-Jun-10	1.4464	0.00	0.00	0.00	1.02	0.00	48,377,675.05	231,816.31	2,377,675.05	0.00	0.00	0.00
4	23-Sep-10	1.3482	0.00	0.00	0.00	1.02	0.00	48,689,393.69	311,718.64	2,689,393.69	0.00	0.00	0.00
5	23-Dec-10	1.8867	0.00	0.00	0.00	1.03	0.00	49,081,785.97	392,392.28	3,081,785.97	0.00	0.00	0.00
6	23-Mar-11	2.1209	0.00	0.00	0.00	1.04	0.00	49,527,787.40	446,001.43	3,527,787.40	0.00	0.00	0.00
7	23-Jun-11	1.4824	0.00	0.00	0.00	1.05	0.00	49,975,710.79	447,923.30	3,975,710.79	0.00	0.00	0.00
8	23-Sep-11	1.8864	0.00	0.00	0.00	1.06	0.00	50,340,861.87	365,151.08	4,340,861.87	0.00	0.00	0.00
9	23-Dec-11	1.7701	0.00	0.00	0.00	1.06	0.00	50,644,233.96	303,372.09	4,644,233.96	0.00	0.00	29,425,029.21
10	23-Mar-12	1.4736	0.00	0.00	0.00	1.07	0.00	50,985,139.58	328,905.62	4,985,139.58	0.00	0.00	2,270,195.52
11	23-Jun-12	2.4867	0.00	0.00	0.00	1.08	0.00	51,408,627.91	443,488.33	5,408,627.91	0.00	0.00	2,165,685.55
12	23-Sep-12	1.9627	0.00	0.00	0.00	1.10	0.00	51,988,558.87	579,930.96	5,988,558.87	0.00	0.00	2,005,500.55
13	23-Dec-12	3.8606	0.00	0.00	0.00	1.11	0.00	52,658,146.33	668,587.46	6,658,146.33	0.00	0.00	-773,084.80
14	23-Mar-13	2.8459	0.00	0.00	0.00	1.13	0.00	53,384,962.19	725,815.86	7,384,962.19	0.00	0.00	-821,295.36
15	23-Jun-13	2.8069	0.00	0.00	0.00	1.14	0.00	54,120,362.84	731,400.65	8,120,362.84	0.00	0.00	-800,852.62
16	23-Sep-13	2.4630	0.00	0.00	0.00	1.16	0.00	54,830,381.02	711,000.18	8,830,381.02	0.00	0.00	-845,550.70
17	23-Dec-13	2.4607	0.00	0.00	0.00	1.17	0.00	55,537,605.11	698,294.09	9,537,605.11	0.00	0.00	-817,347.40
18	23-Mar-14	2.8598	0.00	0.00	0.00	1.19	0.00	56,247,080.76	708,465.67	10,247,080.76	0.00	0.00	-850,480.17
19	23-Jun-14	2.8858	0.00	0.00	0.00	1.20	0.00	57,016,753.72	768,852.94	11,016,753.72	0.00	0.00	-821,715.59
20	23-Sep-14	4.0017	0.00	0.00	0.00	1.22	0.00	57,827,582.15	810,828.47	11,827,582.15	0.00	0.00	-895,951.10
21	23-Dec-14	4.1075	0.00	9,660.30	9,660.30	1.24	7,802.21	58,694,478.80	826,546.72	12,694,478.80	0.00	0.00	-844,590.19
22	23-Mar-15	4.1521	0.00	885,177.15	885,177.15	1.26	645,542.81	58,815,810.09	181,331.18	12,815,810.09	0.00	0.00	29,794.21
23	23-Jun-15	4.1035	0.00	841,699.27	841,699.27	1.27	660,000.09	59,039,178.62	223,368.53	13,039,178.62	0.00	0.00	29,737.36
24	23-Sep-15	4.0867	0.00	882,452.80	882,452.80	1.29	227,825.46	59,213,744.99	171,566.06	13,213,744.59	0.00	0.00	29,778.70
25	23-Dec-15	4.1262	0.00	841,493.23	841,493.23	1.31	488,111.54	59,425,697.98	211,953.29	13,425,697.98	0.00	0.00	29,339.77
26	23-Mar-16	4.2091	0.00	880,530.35	880,530.35	1.33	511,371.36	59,608,914.18	181,216.18	13,608,914.18	0.00	0.00	29,581.11
27	23-Jun-16	4.2063	0.00	840,452.74	840,452.74	1.35	474,108.67	59,858,171.33	249,257.16	13,858,171.33	0.00	0.00	29,607.91
28	23-Sep-16	4.2510	0.00	888,382.01	888,382.01	1.37	520,277.39	60,077,332.82	219,161.49	14,077,332.82	0.00	0.00	30,237.31
29	23-Dec-16	4.2745	0.00	845,783.30	845,783.30	1.39	463,880.55	60,337,191.53	259,858.72	14,337,191.53	0.00	0.00	30,061.48
30	23-Mar-17	4.2614	0.00	883,380.15	883,380.15	1.41	487,221.68	60,548,877.35	211,715.81	14,548,877.35	0.00	0.00	29,926.40
31	23-Jun-17	4.3030	0.00	841,763.66	841,763.66	1.43	448,740.91	60,839,295.91	290,418.57	14,839,295.91	0.00	0.00	30,327.84
32	23-Sep-17	4.2013	0.00	885,853.03	885,853.03	1.46	471,128.32	61,066,035.40	226,739.49	15,066,035.40	0.00	0.00	30,157.18
33	23-Dec-17	4.3356	0.00	841,887.19	841,887.19	1.48	424,369.01	61,339,698.18	273,663.79	15,339,698.18	0.00	0.00	29,811.81
34	23-Mar-18	4.2644	0.00	880,724.32	880,724.32	1.50	457,333.17	61,594,713.36	255,014.18	15,594,713.36	0.00	0.00	32,463.02
35	23-Jun-18	4.2644	0.00	840,756.60	840,756.60	1.52	420,742.66	61,863,000.59	268,285.33	15,863,000.59	0.00	0.00	33,387.02
36	23-Sep-18	4.4150	0.00	887,842.45	887,842.45	1.55	444,887.84	62,125,452.23	261,452.54	16,125,452.23	0.00	0.00	34,010.18

37	23-Dec-18	44976	0.00	645,059.56	645,059.52	1.50	410,677.48	62,425,553.57	301,230.38	16,425,553.57	0.00	0.00	33,813.80
38	23-Mar-19	44902	0.00	686,779.00	686,779.00	1.58	432,190.03	62,668,939.27	254,248.70	16,668,939.27	0.00	0.00	33,852.97
39	23-Jun-19	44576	0.00	640,212.44	640,212.44	1.62	385,591.85	63,010,351.90	323,412.83	17,010,351.80	0.00	0.00	34,216.28
40	23-Sep-19	44603	0.00	667,297.96	667,297.96	1.64	418,253.25	63,296,725.66	288,373.79	17,296,725.66	0.00	0.00	34,159.69
41	23-Dec-19	44585	0.00	643,275.06	643,275.06	1.67	385,516.10	63,625,120.46	325,394.81	17,625,120.46	0.00	0.00	33,871.10
42	23-Mar-20	44528	0.00	609,552.37	609,552.37	1.68	477,857.92	63,789,686.81	164,566.35	17,789,686.81	0.00	0.00	174,667.87
43	23-Jun-20	44614	0.00	645,457.98	645,457.98	1.72	375,194.84	64,130,674.45	340,987.64	18,130,674.45	0.00	0.00	103,666.81
44	23-Sep-20	44614	0.00	776,577.58	776,577.58	1.75	444,535.64	64,346,193.47	215,519.02	18,346,193.47	0.00	0.00	103,462.59
45	23-Dec-20	44640	0.00	643,861.78	643,861.78	1.77	393,077.84	64,689,220.71	343,027.24	18,689,220.71	0.00	0.00	103,283.72
46	23-Mar-21	45185	0.00	772,901.59	772,901.59	1.80	428,150.24	64,901,949.00	212,728.29	18,901,949.00	0.00	0.00	103,184.64
47	23-Jun-21	45557	0.00	638,849.60	638,849.60	1.83	349,229.60	65,280,207.85	378,258.85	19,280,207.85	0.00	0.00	103,749.81
48	23-Sep-21	45601	0.00	773,832.86	773,832.86	1.86	418,309.69	65,535,253.10	255,045.21	19,535,253.10	0.00	0.00	103,518.23
49	23-Dec-21	45506	0.00	641,743.37	641,743.37	1.89	348,021.43	65,919,216.55	383,963.39	19,919,216.55	0.00	0.00	103,516.82
50	23-Mar-22	45143	0.00	771,992.80	771,992.80	1.92	402,775.40	66,170,348.33	251,131.78	20,170,348.33	0.00	0.00	103,584.47
51	23-Jun-22	45109	0.00	669,512.29	669,512.29	1.95	329,383.56	66,585,862.60	415,514.29	20,585,862.60	0.00	0.00	103,688.30
52	23-Sep-22	45113	0.00	789,482.86	789,482.86	1.99	380,312.87	66,874,172.46	288,309.86	20,874,172.46	0.00	0.00	103,380.91
53	23-Dec-22	45679	0.00	635,737.45	635,737.45	2.01	318,435.02	67,287,011.98	412,839.52	21,287,011.98	0.00	0.00	103,259.85
54	23-Mar-23	45798	0.00	764,344.23	764,344.23	2.04	374,018.82	67,565,115.03	277,903.94	21,565,115.03	0.00	0.00	102,552.70
55	23-Jun-23	45556	0.00	636,025.85	636,025.85	2.07	303,985.72	68,003,484.97	436,369.29	22,003,484.97	0.00	0.00	103,219.60
56	23-Sep-23	45398	0.00	758,010.55	758,010.55	2.10	380,442.69	68,313,592.38	310,057.44	22,313,592.38	0.00	0.00	103,177.57
57	23-Dec-23	45299	0.00	625,532.60	625,532.60	2.14	303,978.40	68,747,554.37	433,872.01	22,747,554.37	0.00	0.00	102,413.25
58	23-Mar-24	45250	0.00	691,116.55	691,116.55	2.17	318,433.41	69,121,343.75	373,789.38	23,121,343.75	0.00	0.00	40,233.29
59	23-Jun-24	45214	0.00	549,238.98	549,238.98	2.30	247,083.39	69,667,066.82	545,713.07	23,667,066.82	0.00	0.00	39,241.38
60	23-Sep-24	45110	0.00	677,202.47	677,202.47	2.34	302,482.44	70,059,028.57	411,990.06	24,059,028.57	0.00	0.00	39,040.25
61	23-Dec-24	44944	0.00	548,279.78	548,279.78	2.27	240,088.02	70,584,271.11	525,234.23	24,584,271.11	0.00	0.00	38,857.47
62	23-Mar-25	44716	0.00	676,691.13	676,691.13	2.31	302,997.17	71,002,684.33	366,413.23	25,012,684.33	0.00	0.00	30,594.55
63	23-Jun-25	44407	0.00	543,366.22	543,366.22	2.34	231,871.13	71,559,531.50	556,847.35	25,559,531.50	0.00	0.00	32,521.57
64	23-Sep-25	44217	0.00	674,465.07	674,465.07	2.38	283,459.43	71,985,321.88	426,790.30	25,985,321.88	0.00	0.00	33,122.22
65	23-Dec-25	43972	0.00	544,394.98	544,394.98	2.42	225,098.58	72,526,211.57	540,889.69	26,526,211.57	0.00	0.00	33,482.44
66	23-Mar-26	43731	0.00	660,926.66	660,926.66	2.45	273,291.62	72,956,489.36	418,177.79	26,956,489.36	0.00	0.00	32,054.78
67	23-Jun-26	43496	0.00	537,773.70	537,773.70	2.49	218,070.94	73,528,874.32	574,384.96	27,528,874.32	0.00	0.00	31,252.11
68	23-Sep-26	43270	0.00	667,217.33	667,217.33	2.53	264,079.78	73,979,218.66	440,342.35	27,979,218.66	0.00	0.00	33,314.12
69	23-Dec-26	43054	0.00	538,180.63	538,180.63	2.56	209,678.91	74,548,025.96	568,809.28	28,548,025.96	0.00	0.00	32,508.22
70	23-Mar-27	42846	0.00	670,657.65	670,657.65	2.60	257,622.16	74,978,452.57	429,426.61	28,978,452.57	0.00	0.00	28,451.01
71	23-Jun-27	42656	0.00	657,006.07	657,006.07	2.64	248,759.73	75,445,791.94	463,339.37	29,445,791.94	0.00	0.00	85,163.38
72	23-Sep-27	42479	0.00	604,736.60	604,736.60	2.68	225,036.79	75,970,780.82	525,188.88	29,970,780.82	0.00	0.00	84,154.23
73	23-Dec-27	42316	0.00	624,947.64	624,947.64	2.72	229,760.86	76,457,750.12	486,070.30	30,457,750.12	0.00	0.00	83,249.03
74	23-Mar-28	42170	0.00	590,742.40	590,742.40	2.76	218,025.84	76,985,234.11	527,484.99	30,985,234.11	0.00	0.00	83,338.85
75	23-Jun-28	42045	0.00	630,074.63	630,074.63	2.80	224,261.25	77,500,675.54	515,461.43	31,500,675.54	0.00	0.00	82,752.09
76	23-Sep-28	41941	0.00	572,888.33	572,888.33	2.84	201,250.13	78,084,883.71	584,118.17	32,084,883.71	0.00	0.00	82,174.01
77	23-Dec-28	41857	0.00	625,530.69	625,530.69	2.88	219,830.29	78,602,501.25	517,587.54	32,602,501.25	0.00	0.00	81,722.03
78	23-Mar-29	41794	0.00	573,353.34	573,353.34	2.93	195,374.50	79,185,524.10	582,102.86	33,185,524.10	0.00	0.00	80,322.43
79	23-Jun-29	41763	0.00	605,548.10	605,548.10	2.97	203,667.36	79,729,855.21	583,884.21	33,729,855.21	0.00	0.00	80,028.93
80	23-Sep-29	41769	0.00	672,383.18	672,383.18	3.01	169,865.36	80,333,409.04	534,590.73	34,333,409.04	0.00	0.00	69,878.95
81	23-Dec-29	41777	0.00	603,518.84	603,518.84	3.06	167,442.71	80,803,160.93	559,581.89	34,803,160.93	0.00	0.00	69,430.90
82	23-Mar-30	41767	0.00	596,298.82	596,298.82	3.10	162,528.21	81,395,425.55	592,264.62	35,395,425.55	0.00	0.00	69,960.95
83	23-Jun-30	41748	0.00	598,714.20	598,714.20	3.15	160,275.01	82,109,823.75	634,305.20	36,109,823.75	0.00	0.00	69,664.13
84	23-Sep-30	41728	0.00	595,750.48	595,750.48	3.19	177,184.96	82,755,694.34	645,673.60	36,755,694.34	0.00	0.00	69,253.11
85	23-Dec-30	41707	0.00	596,990.98	596,990.98	3.24	184,250.07	83,366,281.42	610,587.08	37,366,281.42	0.00	0.00	68,873.04
86	23-Mar-31	41685	0.00	559,473.89	559,473.89	3.29	170,244.67	84,008,350.64	642,069.22	38,008,350.64	0.00	0.00	69,047.28
87	23-Jun-31	41664	0.00	592,076.69	592,076.69	3.33	177,548.99	84,555,590.92	546,230.28	38,555,590.92	0.00	0.00	69,036.01
88	23-Sep-31	41642	0.00	559,741.93	559,741.93	3.38	165,170.67	85,344,191.59	659,510.77	39,344,191.59	0.00	0.00	68,827.83
89	23-Dec-31	41619	0.00	590,259.66	590,259.66	3.43	171,229.94	85,997,278.11	653,086.42	39,997,278.11	0.00	0.00	68,271.74
90	23-Mar-32	41595	0.00	545,174.73	545,174.73	3.48	157,358.02	86,700,463.31	703,185.20	40,700,463.31	0.00	0.00	67,698.60
91	23-Jun-32	41572	0.00	581,863.11	581,863.11	3.53	164,030.67	87,394,552.29	694,088.99	41,394,552.29	0.00	0.00	67,373.14
92	23-Sep-32	41549	0.00	582,968.50	582,968.50	3.58	162,653.05	88,097,249.41	702,697.15	42,097,249.41	0.00	0.00	64,909.36
93	23-Dec-32	41528	0.00	607,542.03	607,542.03	3.64	139,460.73	88,871,094.36	773,844.95	42,871,094.36	0.00	0.00	64,004.67
94	23-Mar-33	41502	0.00	577,197.25	577,197.25	3.69	156,338.59	89,571,817.23	700,722.88	43,571,817.23	0.00	0.00	83,597.13
95	23-Jun-33	41479	0.00	605,902.65	605,902.65	3.75	135,887.38	90,382,002.96	810,185.73	44,382,002.96	0.00	0.00	84,371.82
96	23-Sep-33	41457	0.00	580,533.38	580,533.38	3.80	152,772.23	91,128,933.16	746,930.21	45,128,933.16	0.00	0.00	84,462.66
97	23-Dec-33	41435	0.00	587,282.75	587,282.75	3.86	131,985.32	91,945,016.48	816,083.32	45,945,016.48	0.00	0.00	83,431.10
98	23-Mar-34	41413	0.00	577,029.01	577,029.01	3.91	147,968.77	92,688,024.69	743,008.20	46,688,024.69	0.00	0.00	82,969.65
99	23-Jun-34	41392	0.00	594,267.79	594,267.79	3.97	127,888.39	93,543,520.34	855,495.66	47,543,520.34	0.00	0.00	83,129.31
100	23-Sep-34	41371	0.00	579,868.67	579,868.67	4.03	144,330.11	94,335,464.75	791,944.40	48,335,464.75	0.00	0.00	82,143.71
101	23-Dec-34	41351	0.00	607,073.68	607,073.68	4.09	128,945.02	95,175,298.34	840,834.59	49,175,298.34	0.00	0.00	2,082,782.04
102	23-Mar-35	41333	9,945,837.34	1,364,473.64	10,010,310.68	4.14	2,533,474.74	0.00	0.00	29,630,462.30	85,630,462.30	0.00	11,986,213.30

ALESCO Preferred Funding 6: C2

10% CDR for year 1, 40 bps thereafter
0 prepayments

Assumptions	
Scenario	Discount Rate
1	5.49%
2	6.75%
3	8.00%
4	12.00%

Results		
Scenario	Market Price	
1	55.25%	
2	46.20%	
3	39.08%	Fair Value Price
4	23.66%	

Date	Balance	Principal	Interest	Total Cashflow	Scenario 1 Discounted Cashflow	Scenario 2 Discounted Cashflow	Scenario 3 Discounted Cashflow	Scenario 4 Discounted Cashflow
Balance------------------>				47,271,365				
Net PV--------------------->					26,116,334	21,877,887	18,472,163	11,185,792
9/23/2009	47,271,365	-	-	-				
12/23/2009	47,920,165	-	-	-	-	-	-	-
3/23/2010	48,145,869	-	-	-	-	-	-	-
6/23/2010	48,377,676	-	-	-	-	-	-	-
9/23/2010	48,609,394	-	-	-	-	-	-	-
12/23/2010	49,081,766	-	-	-	-	-	-	-
3/23/2011	49,527,787	-	-	-	-	-	-	-
6/23/2011	49,975,711	-	-	-	-	-	-	-
9/23/2011	50,340,662	-	-	-	-	-	-	-
12/23/2011	50,644,234	-	-	-	-	-	-	-
3/23/2012	50,965,140	-	-	-	-	-	-	-
6/23/2012	51,408,638	-	-	-	-	-	-	-
9/23/2012	51,988,559	-	-	-	-	-	-	-
12/23/2012	52,669,140	-	-	-	-	-	-	-
3/23/2013	53,394,562	-	-	-	-	-	-	-
6/23/2013	54,126,363	-	-	-	-	-	-	-
9/23/2013	54,838,361	-	-	-	-	-	-	-
12/23/2013	55,537,625	-	-	-	-	-	-	-
3/23/2014	56,247,091	-	-	-	-	-	-	-
6/23/2014	57,016,754	-	-	-	-	-	-	-
9/23/2014	57,827,832	-	-	-	-	-	-	-
12/23/2014	58,654,479	-	9,660	9,660	7,255	6,798	6,374	5,193
3/23/2015	58,815,810	-	683,177	683,177	507,044	474,151	443,189	357,589
6/23/2015	59,036,179	-	641,669	641,669	468,873	436,674	406,918	325,129
9/23/2015	59,213,745	-	682,453	683,453	492,027	458,721	424,296	336,722
12/23/2015	59,425,698	-	641,493	641,493	456,235	422,165	391,010	306,361
3/23/2016	59,608,914	-	680,536	680,536	477,449	440,448	406,674	315,561
6/23/2016	59,858,171	-	640,453	640,453	443,244	407,627	375,217	288,325
9/23/2016	60,077,323	-	686,082	686,082	468,394	429,422	394,068	299,670
12/23/2016	60,337,162	-	645,783	645,783	434,913	397,491	363,649	274,036
3/23/2017	60,546,877	-	689,380	689,380	457,988	417,284	380,587	284,016
6/23/2017	60,828,297	-	640,765	640,765	419,927	381,420	346,811	256,298
9/23/2017	61,066,035	-	685,953	685,953	443,455	401,543	363,990	266,381
12/23/2017	61,338,600	-	641,987	641,987	409,413	369,570	333,980	242,046
3/23/2018	61,584,713	-	686,725	686,725	432,014	388,763	350,249	251,372
6/23/2018	61,864,000	-	640,759	640,759	397,639	356,722	320,397	227,715
9/23/2018	62,125,452	-	687,642	687,642	420,956	376,470	337,098	237,259
12/23/2018	62,426,691	-	645,057	645,057	389,540	347,294	310,021	216,083
3/23/2019	62,680,939	-	688,779	688,779	410,312	364,668	324,544	224,009
6/23/2019	63,010,352	-	640,212	640,212	376,217	333,341	295,745	202,149
9/23/2019	63,298,720	-	687,208	687,208	398,412	351,913	311,266	210,693
12/23/2019	63,625,120	-	643,275	643,275	367,850	323,911	285,621	191,457
3/23/2020	63,789,687	-	808,552	808,552	456,666	400,673	352,401	233,928
6/23/2020	64,130,674	-	645,458	645,458	359,171	314,313	275,461	181,079
9/23/2020	64,346,193	-	776,578	776,578	426,283	371,888	324,921	211,518
12/23/2020	64,689,221	-	643,862	643,862	348,647	303,216	264,110	170,282
3/23/2021	64,901,949	-	772,902	772,902	412,854	357,945	310,825	198,432
6/23/2021	65,280,208	-	638,850	638,850	336,629	290,953	251,876	159,239
9/23/2021	65,535,263	-	773,633	773,633	402,131	346,491	299,038	187,218
12/23/2021	65,919,217	-	641,743	641,743	329,059	282,651	243,194	150,778
3/23/2022	66,170,348	-	771,993	771,993	390,486	334,376	288,817	178,097
6/23/2022	66,585,083	-	636,512	636,512	317,100	270,694	231,481	140,743
9/23/2022	66,874,172	-	769,483	769,483	378,748	322,319	274,783	165,449
12/23/2022	67,287,812	-	635,737	635,737	308,681	261,677	222,571	132,710
3/23/2023	67,565,116	-	764,244	764,244	366,053	309,687	262,316	154,690
6/23/2023	68,003,465	-	626,836	626,836	296,173	249,711	210,933	123,341
9/23/2023	68,313,562	-	758,611	758,611	353,562	297,191	250,270	144,822
12/23/2023	68,747,554	-	625,533	625,533	287,608	240,990	202,321	116,019
3/23/2024	69,121,344	-	691,117	691,117	313,460	261,838	219,150	124,449
6/23/2024	69,657,057	-	546,237	546,237	244,395	203,514	169,813	95,496
9/23/2024	70,069,037	-	677,202	677,202	298,688	248,121	206,399	114,944
12/23/2024	70,604,271	-	546,280	546,280	237,640	196,831	163,232	90,021
3/23/2025	71,002,684	-	676,091	676,091	290,373	239,561	198,059	108,168
6/23/2025	71,559,632	-	543,366	543,366	230,209	189,337	156,056	84,401
9/23/2025	71,989,322	-	674,466	674,466	281,884	231,119	189,911	101,713
12/23/2025	72,539,312	-	544,305	544,305	224,405	183,422	150,256	79,893
3/23/2026	72,966,480	-	669,929	669,929	272,467	222,008	181,300	95,230

Alesco 6A - Fair Value NPV (9-30-09) Class: 10 for 12, 4 Thereafter 1 of 2 1/26/2010

Scenario 1	Scenario 2	Scenario 3	Scenario 4
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow
6/23/2026	73,529,874	-	537,774	537,774	215,749	175,259	142,686	74,217
9/23/2026	73,970,217	-	667,217	667,217	264,056	213,832	173,582	89,400
12/23/2026	74,540,026	-	538,191	538,191	210,109	169,619	137,254	70,011
3/23/2027	74,978,453	-	670,858	670,858	256,356	207,922	167,733	84,728
6/23/2027	75,445,762	-	657,005	657,005	249,390	200,253	161,049	80,501
9/23/2027	75,970,760	-	604,737	604,737	226,629	181,280	145,330	71,802
12/23/2027	76,407,739	-	624,948	624,948	231,032	184,200	147,242	72,231
3/23/2028	76,995,224	-	598,742	598,742	218,348	173,555	138,302	67,167
6/23/2028	77,508,876	-	630,075	630,075	226,863	179,607	142,685	68,544
9/23/2028	78,084,994	-	572,888	572,888	203,300	160,595	127,191	60,596
12/23/2028	78,602,501	-	625,537	625,537	218,976	172,445	136,157	64,237
3/23/2029	79,165,604	-	573,353	573,353	197,993	155,436	122,351	57,164
6/23/2029	79,728,998	-	605,548	605,548	206,280	161,440	126,686	58,615
9/23/2029	80,333,499	-	572,393	572,393	192,345	150,068	117,403	53,792
12/23/2029	80,903,161	-	603,517	603,517	200,058	155,602	121,360	55,065
3/23/2030	81,505,420	-	566,299	566,299	185,179	143,684	111,643	50,164
6/23/2030	82,109,821	-	598,714	598,714	193,129	149,283	115,719	51,491
9/23/2030	82,755,604	-	565,750	565,750	180,025	138,723	107,204	47,239
12/23/2030	83,366,261	-	595,891	596,891	187,362	143,930	110,887	48,387
3/23/2031	84,009,351	-	559,474	559,474	173,239	132,669	101,898	44,033
6/23/2031	84,655,581	-	592,076	592,076	180,852	138,070	105,721	45,242
9/23/2031	85,344,192	-	558,742	558,742	168,359	126,134	97,813	41,451
12/23/2031	85,997,278	-	590,257	590,257	175,447	133,115	101,304	42,314
3/23/2032	86,700,463	-	549,175	549,175	161,026	121,795	92,405	38,403
6/23/2032	87,394,562	-	581,803	581,803	168,301	126,903	95,085	39,503
9/23/2032	88,097,249	-	582,070	582,970	166,338	125,034	94,282	38,426
12/23/2032	88,071,094	-	507,542	507,542	142,868	107,060	80,474	32,480
3/23/2033	89,571,817	-	577,197	577,197	160,262	119,722	89,724	35,961
6/23/2033	90,362,003	-	505,903	505,903	138,565	103,192	77,099	30,516
9/23/2033	91,128,933	-	580,533	580,533	156,853	116,450	86,738	33,998
12/23/2033	91,945,016	-	507,263	507,283	135,206	100,066	74,308	28,843
3/23/2034	92,688,025	-	577,028	577,028	151,713	111,937	82,887	31,853
6/23/2034	93,543,520	-	504,268	504,268	130,787	96,199	70,998	27,026
9/23/2034	94,335,465	-	579,869	579,869	148,359	108,766	80,041	30,172
12/23/2034	95,176,299	-	527,074	527,074	133,026	97,240	71,327	26,626
3/23/2035	-	9,545,837	1,364,474	10,910,311	2,716,321	1,979,452	1,447,503	535,106
	Total:	9,545,837	51,806,811	61,352,648	26,116,334	21,077,087	18,472,153	11,185,792

Alesco 6A - Fair Value NPV (9-30-09) Class: 10 for 12, 4 Thereafter 2 of 2 1/28/2010

ALESCO Preferred Funding VII

OTTI TEST
1% CDR for 4 Years
0 Prepayments

RESULTS: NO CREDIT IMPAIRMENT

Deal Information

Deal Type	CDO
WA Asset Term	291
Update	Sep 15, 2009

Assumptions

Prepay Rate	0 CPR
Prepay Style	Full out
TMP	Incl only
Prepay Penalty Haircut(%)	0 Percent
Prepay Monthly	Yes
No Prepay If LIO Pts >	During Lockout
Default Rate	1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 0 CDR
Default Recovery	15
Servicer Advance	All but newly held
Advance (% of P&I)	0
Recovery Lag	24
Recovery Time Series	100
Liquidation Time Series	0
Rate During Init Recov Lag	0
Severity During Init Recov Lag	0
Default Monthly	Yes
Already Defaulted Recovery (%)	0
Already Defaulted Lag	0
Already Defaulted Time Series	100
Already Defaulted Liq Time Series	0
Already Defaulted Advance (%)	0
Already Defaulted Serv Advance	All but newly held
Use Asset level	True
LIBOR_3MO	0.284000 0.284000 0.284000 0.284000 0.284000 0.284000 0.422581 0.652284 0.921246 1.148888 1.348174 1.586212 1.738477 1.999903 2.034702 [illegible]
LIBOR_6MO	0.630000 0.630000 0.630000 0.630000 0.630000 0.630000 0.785349 1.028807 1.266698 1.446178 1.621621 1.815026 1.951609 2.008485 [illegible]

PV	122,784,914.08

Deal Cashflows Results

Collateral Mode: Scenario-all-asset

Period	Date	Deal Indexes LIBOR_3MO	Principal	Interest	Cash Flow	Discount Factor	Discounted CFs	Balance	Interest Shortfall	Accum Interest Shortfall	Princ Writedown	Prepay Penalty	Implied Writedown
	Total	01	127,985,336.17	178,305,109.88	306,290,446.75				4,385,331.87		0.00	0.00	0.00
0	23-Sep-09		0.00	0.00	0.00	1.00	0.00	123,600,000.00	0.00	0.00	0.00	0.00	0.00
1	23-Dec-09	0.4226	0.00	0.00	0.00	1.00	0.00	124,256,938.11	656,938.11	656,938.11	0.00	0.00	0.00
2	23-Mar-10	1.9489	0.00	0.00	0.00	1.01	0.00	124,728,747.91	672,817.80	1,229,747.91	0.00	0.00	0.00
3	23-Jun-10	1.7385	0.00	0.00	0.00	1.02	0.00	125,637,014.20	907,888.29	2,137,914.20	0.00	0.00	0.00
4	23-Sep-10	2.1954	0.00	0.00	0.00	1.03	0.00	126,725,525.45	1,088,011.25	3,225,625.45	0.00	0.00	0.00
5	23-Dec-10	1.7135	0.00	0.00	0.00	1.04	0.00	127,985,336.67	1,159,711.42	4,385,336.67	0.00	0.00	0.00
6	23-Mar-11	1.0596	0.00	953,503.16	953,503.16	1.04	913,889.17	127,985,336.67	0.00	4,385,336.67	0.00	0.00	0.00
7	23-Jun-11	0.7304	0.00	782,867.42	782,867.42	1.05	745,301.47	127,985,336.67	0.00	4,385,336.67	0.00	0.00	0.00
8	23-Sep-11	1.1412	0.00	743,554.93	743,554.93	1.06	703,138.44	127,985,336.67	0.00	4,385,336.67	0.00	0.00	0.00
9	23-Dec-11	2.5571	0.00	954,794.38	954,794.38	1.07	894,625.59	127,985,336.67	0.00	4,385,336.67	0.00	0.00	40,202,403.72
10	23-Mar-12	3.1264	0.00	1,291,891.85	1,291,891.85	1.08	[illegible]	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-266,671.69
11	23-Jun-12	3.2472	0.00	1,589,208.43	1,589,208.43	1.09	1,452,448.54	127,985,336.67	0.00	4,385,336.67	0.00	0.00	464,516.66
12	23-Sep-12	3.8888	0.00	1,751,948.57	1,751,948.57	1.11	1,579,387.00	127,985,336.67	0.00	4,385,336.67	0.00	0.00	19,903.94
13	23-Dec-12	3.8888	0.00	1,728,527.28	1,728,527.28	1.12	1,539,372.59	127,985,336.67	0.00	4,385,336.67	0.00	0.00	412,851.46
14	23-Mar-13	3.4000	0.00	1,633,395.32	1,633,395.32	1.14	1,435,541.50	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-105,024.72
15	23-Jun-13	3.4447	0.00	1,621,862.59	1,621,862.59	1.15	1,407,731.23	127,985,336.67	0.00	4,385,336.67	0.00	0.00	434,594.81
16	23-Sep-13	3.5771	0.00	1,622,860.86	1,622,860.86	1.17	1,380,472.50	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-71,850.97
17	23-Dec-13	3.6003	0.00	1,658,012.30	1,658,012.30	1.18	1,410,130.80	127,985,336.67	0.00	4,385,336.67	0.00	0.00	467,192.47
18	23-Mar-14	4.0022	0.00	1,728,320.13	1,728,320.13	1.20	1,441,181.13	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-39,658.93
19	23-Jun-14	4.1500	0.00	1,824,214.55	1,824,214.55	1.22	1,498,482.07	127,985,336.67	0.00	4,385,336.67	0.00	0.00	552,580.81
20	23-Sep-14	4.1994	0.00	1,852,239.72	1,852,239.72	1.23	1,500,788.95	127,985,336.67	0.00	4,385,336.67	0.00	0.00	32,729.71
21	23-Dec-14	4.1372	0.00	1,827,138.18	1,827,138.18	1.25	1,459,728.99	127,985,336.67	0.00	4,385,336.67	0.00	0.00	587,794.51
22	23-Mar-15	4.6962	0.00	1,722,105.65	1,722,105.65	1.27	1,412,766.77	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-46,648.78
23	23-Jun-15	4.1222	0.00	1,829,894.56	1,829,894.56	1.29	1,420,744.10	127,985,336.67	0.00	4,385,336.67	0.00	0.00	486,892.58
24	23-Sep-15	4.1779	0.00	1,839,395.41	1,839,395.41	1.31	1,408,303.74	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-37,250.25
25	23-Dec-15	4.3605	0.00	1,845,546.58	1,845,546.58	1.33	1,382,708.88	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-222,857.45
26	23-Mar-16	4.3766	0.00	1,873,409.94	1,873,409.94	1.34	1,393,177.90	127,985,336.67	0.00	4,385,336.67	0.00	0.00	487,806.51
27	23-Jun-16	4.3710	0.00	1,912,618.14	1,912,618.14	1.36	1,401,240.26	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-258,383.69
28	23-Sep-16	4.3850	0.00	1,918,893.46	1,918,893.46	1.39	1,385,850.41	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-401,085.71
29	23-Dec-16	4.3480	0.00	1,894,805.81	1,894,805.81	1.41	1,347,821.66	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-341,152.78
30	23-Mar-17	4.3328	0.00	1,907,142.90	1,907,142.90	1.43	[illegible]	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-487,616.88
31	23-Jun-17	4.3343	0.00	1,935,780.50	1,935,780.50	1.45	1,318,525.99	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-326,656.64
32	23-Sep-17	4.3543	0.00	1,908,228.15	1,908,228.15	1.47	1,298,790.17	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-858,729.78
33	23-Dec-17	4.3850	0.00	1,896,769.12	1,896,769.12	1.49	1,271,385.80	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-401,074.23
34	23-Mar-18	4.4114	0.00	1,864,527.60	1,864,527.60	1.51	1,245,447.57	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-346,560.08
35	23-Jun-18	4.4227	0.00	1,834,425.45	1,834,425.45	1.54	1,258,222.84	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-201,118.18
36	23-Sep-18	4.4468	0.00	1,840,518.68	1,840,518.68	1.56	1,244,287.51	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-816,759.21
37	23-Dec-18	4.4655	0.00	1,822,493.70	1,822,493.70	1.58	1,216,177.44	127,985,336.67	0.00	4,385,336.67	0.00	0.00	-332,678.81

38	23-Mar-19		4.4599	0.00	1,904,717.17	1,904,717.17	1.61	1,185,640.59	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-878,161.02
39	23-Jun-19		4.4599	0.00	1,947,946.03	1,947,946.03	1.62	1,194,270.51	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-286,191.40
40	23-Sep-19		4.4547	0.00	1,947,330.38	1,947,330.38	1.66	1,179,099.24	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-841,973.50
41	23-Dec-19		4.4587	0.00	1,924,266.03	1,924,266.03	1.69	1,144,059.31	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-336,267.40
42	23-Mar-20		4.4587	0.00	1,923,899.08	1,923,899.08	1.71	1,127,742.41	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,071,594.38
43	23-Jun-20		4.4260	0.00	1,949,293.33	1,949,293.33	1.73	1,124,889.54	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-164,038.03
44	23-Sep-20		4.3999	0.00	1,900,072.07	1,900,072.07	1.76	1,112,059.81	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,041,044.75
45	23-Dec-20		4.5043	0.00	1,945,884.08	1,945,884.08	1.78	1,089,507.99	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-228,074.83
46	23-Mar-21		4.5290	0.00	1,928,101.19	1,928,101.19	1.81	1,068,134.96	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,052,989.18
47	23-Jun-21		4.5023	0.00	1,985,403.05	1,985,403.05	1.84	1,080,155.84	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-205,241.60
48	23-Sep-21		4.5715	0.00	1,964,841.69	1,964,841.69	1.87	1,088,088.15	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,030,898.71
49	23-Dec-21		4.5167	0.00	1,976,554.21	1,976,554.21	1.90	1,041,109.38	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-251,512.62
50	23-Mar-22		4.6178	0.00	1,955,559.18	1,955,559.18	1.93	1,014,548.82	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,125,537.80
51	23-Jun-22		4.6033	0.00	1,987,251.72	1,987,251.72	1.96	1,020,270.71	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-241,697.35
52	23-Sep-22		4.5344	0.00	1,952,909.57	1,952,909.57	1.99	1,002,455.23	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,178,454.92
53	23-Dec-22		4.5920	0.00	1,964,407.53	1,964,407.53	2.02	973,205.59	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-298,519.28
54	23-Mar-23		4.5442	0.00	1,930,016.79	1,930,016.79	2.05	944,892.77	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,185,226.40
55	23-Jun-23		4.5720	0.00	1,973,842.98	1,973,842.98	2.08	948,699.62	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-284,715.51
56	23-Sep-23		4.5268	0.00	1,910,534.03	1,910,534.03	2.11	932,790.05	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,140,594.25
57	23-Dec-23		4.5235	0.00	1,948,884.03	1,948,884.03	2.14	908,248.77	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-338,546.04
58	23-Mar-24		4.5151	0.00	1,946,080.78	1,946,080.78	2.18	893,957.70	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,180,059.78
59	23-Jun-24		4.5806	0.00	1,984,492.71	1,984,492.71	2.21	888,502.33	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-328,701.77
60	23-Sep-24		4.4799	0.00	1,959,081.28	1,959,081.28	2.24	872,806.89	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,190,119.01
61	23-Dec-24		4.4590	0.00	1,930,453.89	1,930,453.89	2.28	847,301.77	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-371,463.03
62	23-Mar-25		4.4380	0.00	1,901,230.70	1,901,230.70	2.31	822,291.38	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,241,375.06
63	23-Jun-25		4.4853	0.00	1,935,332.37	1,935,332.37	2.35	824,585.43	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-370,541.67
64	23-Sep-25		4.3970	0.00	1,907,287.22	1,907,287.22	2.38	800,063.71	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,222,349.84
65	23-Dec-25		4.3074	0.00	1,890,551.84	1,890,551.84	2.42	785,314.20	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-288,555.37
66	23-Mar-26		4.3045	0.00	1,870,237.35	1,870,237.35	2.46	762,464.50	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,127,051.53
67	23-Jun-26		4.3129	0.00	1,904,376.15	1,904,376.15	2.49	765,030.03	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-264,070.46
68	23-Sep-26		4.2015	0.00	1,867,299.50	1,867,299.50	2.53	751,071.71	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,111,369.41
69	23-Dec-26		4.2719	0.00	1,870,040.43	1,870,040.43	2.56	729,826.24	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-324,254.73
70	23-Mar-27		4.2205	0.00	1,843,330.59	1,843,330.59	2.60	709,017.88	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,131,720.37
71	23-Jun-27		4.2380	0.00	1,878,479.42	1,878,479.42	2.64	712,095.30	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-298,723.91
72	23-Sep-27		4.2217	0.00	1,873,174.51	1,873,174.51	2.68	699,851.20	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,160,677.31
73	23-Dec-27		4.2264	0.00	1,848,125.27	1,848,125.27	2.72	680,670.39	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-320,882.82
74	23-Mar-28		4.1973	0.00	1,844,085.70	1,844,085.70	2.75	669,532.95	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,160,314.05
75	23-Jun-28		4.1987	0.00	1,860,830.47	1,860,830.47	2.79	665,971.58	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-467,964.36
76	23-Sep-28		4.1912	0.00	1,858,177.16	1,858,177.16	2.83	655,473.20	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-913,573.44
77	23-Dec-28		4.1989	0.00	1,835,946.66	1,835,946.66	2.88	638,489.51	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-423,177.66
78	23-Mar-29		4.1994	0.00	1,814,779.09	1,814,779.09	2.92	622,077.73	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-948,884.78
79	23-Jun-29		4.1777	0.00	1,855,299.20	1,855,299.20	2.96	627,072.95	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-471,312.53
80	23-Sep-29		4.1773	0.00	1,855,587.78	1,855,587.78	3.00	618,201.37	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-943,591.06
81	23-Dec-29		4.1754	0.00	1,835,090.87	1,835,090.87	3.04	603,723.80	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-464,079.56
82	23-Mar-30		4.1735	0.00	1,814,309.63	1,814,309.63	3.09	587,566.18	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-924,345.78
83	23-Jun-30		4.1714	0.00	1,853,974.28	1,853,974.28	3.13	591,834.16	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-482,438.17
84	23-Sep-30		4.1693	0.00	1,853,298.79	1,853,298.79	3.18	583,168.81	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-969,826.19
85	23-Dec-30		4.1671	0.00	1,832,480.75	1,832,480.75	3.22	568,469.03	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-453,425.67
86	23-Mar-31		4.1649	0.00	1,811,621.79	1,811,621.79	3.27	554,158.21	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-1,080,740.70
87	23-Jun-31		4.1626	0.00	1,851,148.55	1,851,148.55	3.32	558,168.15	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-494,380.75
88	23-Sep-31		4.1603	0.00	1,850,401.17	1,850,401.17	3.36	549,568.66	127,885,336.87	0.00	4,385,336.87	0.00	0.00	-461,352.99
89	23-Dec-31		4.1580	0.00	1,829,542.10	1,829,542.10	3.41	536,121.07	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
90	23-Mar-32		4.1557	0.00	1,808,799.70	1,808,799.70	3.46	523,347.20	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
91	23-Jun-32		4.1533	0.00	1,848,123.59	1,848,123.59	3.51	526,328.80	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
92	23-Sep-32		4.1510	0.00	1,847,361.44	1,847,361.44	3.56	518,822.10	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
93	23-Dec-32		4.1487	0.00	1,826,531.12	1,826,531.12	3.61	505,556.81	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
94	23-Mar-33		4.1464	0.00	1,805,724.01	1,805,724.01	3.66	492,936.60	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
95	23-Jun-33		4.1442	0.00	1,845,102.93	1,845,102.93	3.72	496,459.78	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
96	23-Sep-33		4.1420	0.00	1,844,381.84	1,844,381.84	3.77	489,179.64	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
97	23-Dec-33		4.1399	0.00	1,823,630.76	1,823,630.76	3.82	476,877.34	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
98	23-Mar-34		4.1379	0.00	1,802,914.05	1,802,914.05	3.88	464,507.31	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
99	23-Jun-34		4.1359	0.00	1,842,310.48	1,842,310.48	3.93	468,321.20	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
100	23-Sep-34		4.1339	0.00	1,841,667.34	1,841,667.34	3.99	461,513.12	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
101	23-Dec-34		4.1321	0.00	1,821,043.36	1,821,043.36	4.05	449,639.09	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
102	23-Mar-35		4.1304	0.00	1,800,464.09	1,800,464.09	4.10	438,870.52	127,885,336.87	0.00	4,385,336.87	0.00	0.00	0.00
103	23-Jun-35		4.1286	127,885,336.87	1,839,929.60	129,725,298.47	4.16	31,159,090.49	0.00	0.00	0.00	0.00	0.00	0.00

ALESCO Preferred Funding 7: C1

1% CDR for 4 years
0% prepayments

Assumptions	
Scenario	Discount Rate
1	1.79%
2	8.79%
3	8.00%
4	12.00%

Results		
Scenario	Market Price	
1	178.79%	
2	81.31%	
3	68.56%	Fair Value Price
4	42.60%	

					Scenario 1	Scenario 2	Scenario 3	Scenario 4
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow	Discounted Cashflow
Balance→				123,500,000				
Net PV→					220,806,303	100,422,595	84,671,553	52,608,048
9/23/2009	123,500,000	-	-	-				
12/23/2009	124,056,930	-	-	-	-	-	-	-
3/23/2010	124,729,748	-	-	-	-	-	-	-
6/23/2010	125,637,614	-	-	-	-	-	-	-
9/23/2010	126,725,625	-	-	-	-	-	-	-
12/23/2010	127,885,337	-	-	-	-	-	-	-
3/23/2011	127,885,337	-	953,503	953,503	926,298	882,418	846,664	798,544
6/23/2011	127,885,337	-	782,857	782,857	758,768	696,321	681,524	636,535
9/23/2011	127,885,337	-	743,555	743,555	717,464	650,398	634,617	586,969
12/23/2011	127,885,337	-	954,794	954,794	917,187	821,300	796,929	731,770
3/23/2012	127,885,337	-	1,291,682	1,291,682	1,235,277	1,092,647	1,059,629	961,133
6/23/2012	127,885,337	-	1,589,208	1,589,208	1,513,040	1,322,019	1,276,142	1,148,078
9/23/2012	127,885,337	-	1,751,947	1,751,947	1,660,547	1,433,211	1,381,398	1,228,780
12/23/2012	127,885,337	-	1,726,527	1,726,527	1,629,164	1,388,977	1,334,082	1,175,581
3/23/2013	127,885,337	-	1,633,395	1,633,395	1,534,417	1,292,248	1,237,910	1,079,387
6/23/2013	127,885,337	-	1,621,993	1,621,993	1,516,917	1,261,930	1,205,164	1,041,005
9/23/2013	127,885,337	-	1,622,894	1,622,894	1,510,908	1,241,678	1,182,190	1,011,334
12/23/2013	127,885,337	-	1,668,014	1,668,014	1,546,869	1,255,021	1,191,233	1,009,176
3/23/2014	127,885,337	-	1,728,320	1,728,320	1,594,860	1,278,818	1,210,100	1,015,208
6/23/2014	127,885,337	-	1,824,215	1,824,215	1,675,839	1,327,370	1,252,197	1,040,324
9/23/2014	127,885,337	-	1,852,230	1,852,230	1,693,995	1,325,389	1,248,498	1,025,535
12/23/2014	127,885,337	-	1,827,139	1,827,139	1,663,804	1,285,739	1,205,502	982,177
3/23/2015	127,885,337	-	1,793,106	1,793,106	1,626,343	1,240,859	1,159,851	935,909
6/23/2015	127,885,337	-	1,829,095	1,829,095	1,650,578	1,244,750	1,159,931	926,787
9/23/2015	127,885,337	-	1,839,385	1,839,385	1,652,470	1,230,990	1,143,586	904,858
12/23/2015	127,885,337	-	1,845,547	1,845,547	1,650,818	1,214,607	1,124,918	881,443
3/23/2016	127,885,337	-	1,873,406	1,873,406	1,668,071	1,212,481	1,119,509	868,588
6/23/2016	127,885,337	-	1,912,518	1,912,518	1,695,310	1,217,254	1,120,472	860,995
9/23/2016	127,885,337	-	1,919,893	1,919,893	1,694,285	1,201,670	1,102,738	839,141
12/23/2016	127,885,337	-	1,894,808	1,894,808	1,664,677	1,166,288	1,066,988	804,054
3/23/2017	127,885,337	-	1,867,133	1,867,133	1,633,057	1,130,181	1,030,790	769,234
6/23/2017	127,885,337	-	1,905,781	1,905,781	1,659,433	1,134,431	1,031,490	702,288
9/23/2017	127,885,337	-	1,908,239	1,908,239	1,654,172	1,117,045	1,012,575	741,040
12/23/2017	127,885,337	-	1,895,759	1,895,759	1,636,032	1,091,323	988,220	714,751
3/23/2018	127,885,337	-	1,884,528	1,884,528	1,619,094	1,066,854	961,162	689,822
6/23/2018	127,885,337	-	1,934,425	1,934,425	1,654,559	1,076,929	967,286	687,463
9/23/2018	127,885,337	-	1,940,517	1,940,517	1,652,375	1,062,382	951,286	669,541
12/23/2018	127,885,337	-	1,923,494	1,923,494	1,630,583	1,035,597	924,452	644,338
3/23/2019	127,885,337	-	1,904,717	1,904,717	1,607,472	1,008,470	897,476	619,464
6/23/2019	127,885,337	-	1,947,950	1,947,950	1,636,634	1,014,244	899,852	615,072
9/23/2019	127,885,337	-	1,947,338	1,947,338	1,628,931	997,100	881,931	598,970
12/23/2019	127,885,337	-	1,924,266	1,924,266	1,602,379	968,945	854,403	572,721
3/23/2020	127,885,337	-	1,923,899	1,923,899	1,594,910	962,674	837,481	555,928
6/23/2020	127,885,337	-	1,948,293	1,948,293	1,607,947	948,744	831,471	546,580
9/23/2020	127,885,337	-	1,955,673	1,955,673	1,608,947	936,533	818,256	532,670
12/23/2020	127,885,337	-	1,945,884	1,945,884	1,591,881	916,381	798,195	514,587
3/23/2021	127,885,337	-	1,936,101	1,936,101	1,576,823	896,644	778,610	497,008
6/23/2021	127,885,337	-	1,988,403	1,988,403	1,612,001	905,584	783,984	495,827
9/23/2021	127,885,337	-	1,994,842	1,994,842	1,610,018	893,439	771,081	482,749
12/23/2021	127,885,337	-	1,976,554	1,976,554	1,588,149	870,558	749,032	464,392
3/23/2022	127,885,337	-	1,955,569	1,955,569	1,564,287	847,022	726,548	446,079
6/23/2022	127,885,337	-	1,997,282	1,997,282	1,590,538	850,733	727,498	442,324
9/23/2022	127,885,337	-	1,992,910	1,992,910	1,579,984	834,784	711,670	426,501
12/23/2022	127,885,337	-	1,964,406	1,964,406	1,550,450	809,150	687,737	410,071
3/23/2023	127,885,337	-	1,936,017	1,936,017	1,521,234	784,260	664,507	392,373
6/23/2023	127,885,337	-	1,973,843	1,973,843	1,544,046	786,314	664,207	388,387
9/23/2023	127,885,337	-	1,970,635	1,970,635	1,534,669	772,009	650,125	378,482
12/23/2023	127,885,337	-	1,948,004	1,948,004	1,510,286	750,479	630,057	361,300
3/23/2024	127,885,337	-	1,946,506	1,946,506	1,502,402	737,457	617,228	350,507
6/23/2024	127,885,337	-	1,964,493	1,964,493	1,509,530	731,920	610,717	343,443
9/23/2024	127,885,337	-	1,959,081	1,959,081	1,498,665	717,791	597,093	332,521
12/23/2024	127,885,337	-	1,930,463	1,930,463	1,470,193	695,568	576,834	316,120
3/23/2025	127,885,337	-	1,901,231	1,901,231	1,441,480	673,667	556,960	304,177
6/23/2025	127,885,337	-	1,935,332	1,935,332	1,460,798	674,371	555,834	300,815
9/23/2025	127,885,337	-	1,927,297	1,927,297	1,448,252	660,426	542,072	290,947
12/23/2025	127,885,337	-	1,898,562	1,898,562	1,420,303	639,783	524,099	277,975
3/23/2026	127,885,337	-	1,870,208	1,870,208	1,392,859	619,770	508,149	265,846

Alesco 7A - Fair Value NPV (9-30-09) Class: Alesco 7 (1% CDR) 1 of 2 1/28/2010

Date	Balance	Principal	Interest	Total Cashflow	Scenario 1 Discounted Cashflow	Scenario 2 Discounted Cashflow	Scenario 3 Discounted Cashflow	Scenario 4 Discounted Cashflow
6/23/2026	127,885,337	-	1,904,376	1,904,376	1,411,888	620,620	505,291	262,620
9/23/2026	127,885,337	-	1,897,300	1,897,300	1,400,474	608,053	493,542	254,217
12/23/2026	127,885,337	-	1,870,040	1,870,040	1,374,203	589,371	475,913	243,267
3/23/2027	127,885,337	-	1,843,337	1,843,337	1,346,545	571,314	460,865	232,609
6/23/2027	127,885,337	-	1,878,479	1,878,479	1,368,132	572,544	460,462	230,337
9/23/2027	127,885,337	-	1,873,175	1,873,175	1,358,191	561,453	450,159	222,997
12/23/2027	127,885,337	-	1,848,125	1,848,125	1,334,058	544,752	435,431	213,506
3/23/2028	127,885,337	-	1,844,066	1,844,066	1,326,107	534,535	425,955	206,029
6/23/2028	127,885,337	-	1,860,920	1,860,920	1,331,352	530,459	421,420	202,738
9/23/2028	127,885,337	-	1,858,177	1,858,177	1,323,467	520,897	412,546	196,543
12/23/2028	127,885,337	-	1,835,947	1,835,947	1,301,808	506,124	399,620	188,536
3/23/2029	127,885,337	-	1,814,780	1,814,780	1,281,066	491,997	387,267	180,934
6/23/2029	127,885,337	-	1,855,299	1,855,299	1,303,835	494,625	388,151	179,586
9/23/2029	127,885,337	-	1,855,588	1,855,588	1,298,226	486,482	380,599	174,383
12/23/2029	127,885,337	-	1,835,081	1,835,081	1,276,161	473,132	369,013	167,433
3/23/2030	127,885,337	-	1,814,309	1,814,309	1,258,303	460,013	357,662	160,716
6/23/2030	127,885,337	-	1,853,974	1,853,974	1,279,840	462,270	358,335	159,446
9/23/2030	127,885,337	-	1,853,297	1,853,297	1,273,673	454,432	351,161	154,748
12/23/2030	127,885,337	-	1,832,461	1,832,461	1,253,743	441,867	340,424	148,549
3/23/2031	127,885,337	-	1,811,622	1,811,622	1,233,963	429,592	329,954	142,582
6/23/2031	127,885,337	-	1,851,147	1,851,147	1,255,208	431,680	330,541	141,450
9/23/2031	127,885,337	-	1,850,401	1,850,401	1,249,172	424,346	323,930	137,275
12/23/2031	127,885,337	-	1,829,542	1,829,542	1,229,566	412,599	313,996	131,774
3/23/2032	127,885,337	-	1,828,790	1,828,790	1,223,607	405,566	307,715	127,383
6/23/2032	127,885,337	-	1,848,124	1,848,124	1,231,034	403,072	304,870	125,471
9/23/2032	127,885,337	-	1,847,361	1,847,361	1,225,044	396,210	298,769	121,766
12/23/2032	127,885,337		1,828,531	1,828,531	1,205,835	385,350	289,606	116,887
3/23/2033	127,885,337	-	1,805,724	1,805,724	1,166,767	374,541	280,695	112,190
6/23/2033	127,885,337	-	1,845,110	1,845,110	1,207,271	376,360	281,194	111,298
9/23/2033	127,885,337	-	1,844,382	1,844,382	1,201,416	369,968	275,572	108,013
12/23/2033	127,885,337	-	1,823,631	1,823,631	1,182,609	359,735	267,129	103,587
3/23/2034	127,885,337	-	1,802,914	1,802,914	1,163,865	349,740	258,916	99,524
6/23/2034	127,885,337	-	1,842,310	1,842,310	1,164,101	351,458	259,386	98,736
9/23/2034	127,885,337	-	1,841,668	1,841,668	1,170,415	345,505	254,211	95,827
12/23/2034	127,885,337	-	1,821,043	1,821,043	1,160,027	335,966	246,435	91,994
3/23/2035	127,885,337	-	1,800,464	1,800,464	1,141,808	326,657	238,873	88,305
6/23/2035	-	127,885,337	1,839,930	129,725,266	81,001,805	23,145,408	16,873,566	6,177,182
	Total:	-	178,395,110	306,280,447	220,806,393	100,422,595	84,671,553	52,608,348

Alesco 7A - Fair Value NPV (9-30-09) Class: Alesco 7 (1% CDR) 2 of 2 1/28/2010

SNLTable

	Company Name	City	State	County Name	Total Assets ($000)	Total Equity/ Total Assets (%)	ROAA (%)	ROAE (%)	Net Interest Margin (%)	Efficiency Ratio (%)	NPAs +90+ Days Delinq/ Assets (%)	Reserves/ NPAs (%)	LT Issuer Rating	LT Issuer Rating	LT Issuer Rating	LT Issuer Rating
			38	38 142034	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
					MRQ	MRQ	LTM	LTM	MRQ	MRQ	MRQ	MRQ	[illegible]	109482	[illegible]	[illegible]
					1	1	1	1	1	1	1	1				
BXS	BancorpSouth, Inc.	Tupelo	MS	Lee, MS	13,267,819	8.50	0.62	6.75	3.74	60.66	1.12	131.78	BBB+	A2		
BAC	Bank of America Corporation	Charlotte	NC	Mecklenburg, NC	2,254,394,000	11.22	0.31	3.37	2.64	66.45	1.84	185.34	A	A2	A+	A
BBX	BankAtlantic Bancorp, Inc.	Fort Lauderdale	FL	Broward, FL	5,281,035	3.17	-4.08	-75.25	2.90	89.37	8.08	37.40			B-	
BBT	BB&T Corporation	Winston-Salem	NC	Forsyth, NC	157,388,000	8.71	0.83	7.81	3.56	47.97	2.48	90.93	A	A1	A+	AA (low)
COF	Capital One Financial Corporation	McLean	VA	Fairfax, VA	171,811,707	14.73	-0.54	-3.52	6.14	56.00	1.38	394.50	BBB		A-	[illegible] (high)
FHN	First Horizon National Corporation	Memphis	TN	Shelby, TN	30,758,443	11.80	-1.11	-10.25	3.25	70.47	4.60	77.92	BBB-	Baa1	BBB+	
HBHC	Hancock Holding Company	Gulfport	MS	Harrison, MS	7,047,315	8.95	0.75	8.52	3.77	57.65	0.77	146.24		A2		A (low)
RF	Regions Financial Corporation	Birmingham	AL	Jefferson, AL	142,811,000	13.12	-4.30	-33.83	2.91	59.49	3.55	40.54	BBB+	Baa3	A-	A
TSFG	South Financial Group, Inc.	Greenville	SC	Greenville, SC	12,588,331	11.98	-3.68	-31.42	2.95	99.23	4.58	49.38			B+	BB
STI	SunTrust Banks, Inc.	Atlanta	GA	Fulton, GA	178,734,671	12.98	-0.58	-4.97	2.93	65.70	4.81	40.85	BBB+	Baa1	A-	A
SNV	Synovus Financial Corp.	Columbus	GA	Muscogee, GA	34,343,970	8.80	-4.02	-30.55	3.15	58.00	5.14	52.92	BB-		BB-	
TRMK	Trustmark Corporation	Jackson	MS	Hinds, MS	9,026,870	15.40	0.97	6.31	4.19	57.65	2.32	54.97	BBB+	Baa1	A-	
BKFL	Bank of Florida	Naples	FL	Collier, FL	1,538,879	11.83	-1.82	-12.78	2.86	116.16	13.31	13.31

YAS CALCULATOR

Security Details

Market Type	3 US Corporate			Day Type	5	30/360	
Settlement	10/19/09	Cpn	3.8200	Maturity	12/15/11	1st Cpn Date	4/19/09
Int Acc	10/19/09	Freq	2	Call Date	/ /	Call Price	100.0000

Prices & Yields PX Rounding

PRICE	81.613919	N No Rounding	
YIELD	14.000	Wst	
SPRD	1307.10	bp	yld-decimals
versus			3/3
2yr	T 1 09/30/11		
PRICE	100-4+		
YIELD	0.929	%	sd:10/16/09

Yields are: Annual

Risk & Hedges	Maturity	OAS	Call
Risk	1.587	1.593	
Mod Dur	1.944	1.952	
Convexity	0.05	0.05	
Life in Yrs	2.17		
Risk Hedge	824	820	
Proceeds Hedge	815		

Valuation & Sprds	Maturity	Call
Conventional	14.000	
Moosmuller	14.465	
Equiv Yld 1/yr	14.490	
True	14.000	
Japanese Simple	15.128	
CD (M-Mkt)		
Current	4.681	
ISPRD (I52)	1257.9	
ASW Sprd (A/A)	1090.1	
Z-Sprd	1259.0	
Govt Spread I25	1296.9	
OAS (I111)	1300.2	

Invoice Face	1000	Accrued Days	
Accrued Int /100			
Total Proceeds			816,139.19

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
SN 478541 H263-437-1 15-Oct-2009 12:13:21

Attachment F

As of Date:	Alesco 6			Alesco 7		
Total Orig Collat	667,000,000			667,000,000		
23-Jun-05	0	0.00%		0	0.00%	
23-Sep-05	0	0.00%		0	0.00%	
23-Dec-05	20,000,000	3.00%	**no longer in the deal	20,000,000	3.00%	**no longer in the deal
23-Mar-06	0	0.00%		0	0.00%	
23-Jun-06	0	0.00%		0	0.00%	
23-Sep-06	0	0.00%		0	0.00%	
23-Dec-06	0	0.00%		20,000,000	3.00%	**no longer in the deal
23-Mar-07	0	0.00%		0	0.00%	
23-Jun-07	0	0.00%		0	0.00%	
23-Sep-07	0	0.00%		10,000,000	1.50%	
23-Dec-07	0	0.00%		0	0.00%	
23-Mar-08	20,000,000	3.00%		10,000,000	1.50%	
23-Jun-08	28,000,000	4.20%		15,000,000	2.25%	
23-Sep-08	25,000,000	3.75%		0	0.00%	
23-Dec-08	19,600,000	2.94%		20,000,000	3.00%	
23-Mar-09	21,700,000	3.25%		22,300,000	3.34%	
23-Jun-09	40,000,000	6.00%		20,000,000	3.00%	
23-Sep-09	37,151,000	5.57%		33,256,000	4.99%	
23-Dec-09	10,500,000	1.57%		12,500,000	1.87%	**5.5MM issuer deferred on 9/30; cashflows were run as of 9/23

Balance appears the first quarter an issuer declared that no interest would be paid